10

07026811

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acom Co, Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME SEP 2 6 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 04121 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 9/20/07

Moving into the Forefront

Annual Report 2007
Year ended March 31, 2007

ACOM CO., LTD.

Corporate Philosophy

Based on our twin mottos of
especting other people” and “putting the customer first,”
we will continue to
pursue an innovative and creative style of
corporate management aimed at
helping our customers realize happier and
more fulfilling personal lives.

In 1936, ACOM was founded on the ideal of
“extending the feeling of confidence from people to people.”
Since then, we have always sought to develop our business
by establishing an unshakable mutual trust between us and our customers.

ACOM is an acronym created from
the following three words:

Affection

We constantly attempt to have
heart-warming relations
ur customers that are based on

Confidence

We strive to establish an unshakable

Moderation

We are hard-working and humble
as we carry out our business of
helping our customers achieve satisfying li

Contents

2
Financial Highlights

4
Message from the Management

9
Special Feature
1. Changes in the Lending Industry
2. Moving into the Forefront
3. Progress of Alliance with Mitsubishi UFJ Financial Group, Inc.

15
Overview of Businesses

23
ACOM's Management Structure

33
ACOM in Figures
Related Macroeconomic Data/Six-Year Consolidated Financial Summary/
Seven-Year Non-Consolidated Financial Summary/Other Business-Related Data

59
Financial Section

110
The ACOM Group

112
Organization Chart

113
Corporate Data

Notes:

1. Forward-Looking Statements

The figures contained in this annual report with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

2. All amounts are truncated to the nearest expressed unit.

3. Percentage figures are a result of rounding.

Financial Highlights

ACOM CO., LTD. and Subsidiaries

	Millions of yen				
	2003	2004	2005	2006	2007
Profit and Loss Related:					
Operating Income	437,572	434,968	433,965	445,431	423,652
Operating Expenses	290,877	314,577	289,604	335,039	508,755
Bad-debt-related Expenses *1	115,671	140,505	108,453	117,125	137,595
Interest-repayment-related Expenses *2	—	—	—	37,228	200,147
Other Operating Expenses	175,206	174,072	181,151	180,685	171,013
Operating Profit (Loss)	146,695	120,391	144,361	110,392	(85,102)
Net Income (Loss)	75,096	70,319	81,533	65,595	(437,972)
Cash Flow Related:					
Net Cash Provided by (Used in) Operating Activities	47,550	164,158	141,014	100,226	99,944
Net Cash Provided by (Used in) Investing Activities	(8,191)	(5,398)	(17,350)	(44,973)	308
Net Cash Provided by (Used in) Financing Activities	7,906	(166,105)	(136,508)	(104,389)	(53,464)
Free Cash Flow	39,359	158,760	123,664	55,253	100,252
Balance Sheet Related:					
Total Assets	2,183,414	2,075,389	2,077,334	2,106,681	2,031,829
Receivables Outstanding *3	1,940,055	1,851,454	1,856,962	1,834,628	1,734,139
Total Amount of Bad Debts	60,791	80,259	83,961	114,371	149,453
Allowance for Bad Debts	112,549	135,350	130,532	131,620	128,798
Net Assets *4	644,431	697,166	863,760	927,722	457,165
	Yen				
Per Share:					
Net Income, Basic	513.08	487.77	516.23	416.69	(2,786.19)
Net Assets *4	4,405.08	4,855.98	5,456.39	5,901.69	2,863.16
Cash Dividends	80	80	100	140	100
	%				
Financial Ratios:					
Profitability					
Operating Profit Margin	33.5	27.7	33.3	24.8	(20.1)
ROE *5	12.2	10.5	10.4	7.3	(63.6)
Efficiency					
Operating Efficiency *6	9.2	9.2	9.8	11.8	20.8
ROA1(Net Income to Total Assets) *5	3.5	3.3	3.9	3.1	(21.2)
ROA2(Net Income to Receivables Outstanding) *5	3.9	3.7	4.4	3.6	(24.5)
Stability					
Owner's Equity Ratio *7	29.5	33.6	41.6	44.0	22.2
Bad Debt Ratio (Gross Basis)[Non-consolidated] *8	3.7	4.9	5.1	6.9	9.4
Bad Debt Coverage Ratio[Non-consolidated] *9	178.0	162.2	150.7	112.0	85.6

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, increase or decrease in allowance for bad debts, and increase or decrease in allowance for loss on debt guarantees.
2. Interest-repayment-related expenses represents the sum of interest repayments, ACOM's voluntary waiver of repayments accompanied with interest repayments, and increase or decrease in allowance for loss on interest repayments.
3. Receivables outstanding indicates the sum of receivables outstanding of the loan business, credit card business, and installment sales finance business.
4. From FY2006, total shareholders' equity is being shown as net assets.
5. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
6. Operating efficiency = Operating expenses excluding bad-debt-related expenses / average of beginning and end of term receivables outstanding
7. Owner's Equity Ratio = Net assets less minority interests / total assets
8. Bad debt ratio (Gross basis) = Total amount of bad debts / loans receivable plus loans to borrowers in bankruptcy or under reorganization
9. Bad debt coverage ratio = Allowance for bad debts / total amount of bad debts

Operating Income and Operating Profit Margin



Billions of yen
%
500
400
300
200
100
0
50
40
30
20
10
0
-20
-20.1
'03/3 '04/3 '05/3 '06/3 '07/3
Operating Income
Operating Profit Margin (right)

Net Assets and ROE



Billions of yen
%
1,000
800
600
400
200
0
25
20
15
10
5
0
-65
-63.6
'03/3 '04/3 '05/3 '06/3 '07/3
Net Assets
ROE (right)

Receivables Outstanding and ROA[2]



Billions of yen
%
2,000
1,500
1,000
500
0
8
6
4
2
0
-26
-24.5
'03/3 '04/3 '05/3 '06/3 '07/3
Receivables Outstanding
ROA² (right)

Allowance for Bad Debts and Total Amount of Bad Debts



Billions of yen
150
100
50
0
'03/3 '04/3 '05/3 '06/3 '07/3
Allowance for Bad Debts
Total Amount of Bad Debts

* From 2006, ACOM's voluntary waivers of repayments due to the claims for interest repayments have been provided for under the allowance for loss on interest repayments.

Cash Dividends per Share



Yen
150
100
50
0
'03/3 '04/3 '05/3 '06/3 '07/3

Owner's Equity Ratio



%
50
40
30
20
10
0
'03/3 '04/3 '05/3 '06/3 '07/3

Message from the Management



Shigeyoshi Kinoshita President & CEO

We will implement far-reaching reforms to our cost structure and embrace powerful business strategies while promoting greater compliance-oriented awareness across the ACOM Group. In these ways, we will quickly build a reputation as a company that offers relief, confidence, and low-price and implement various measures that contribute to the sound development of the consumer credit market.

Fiscal 2006 in Review

¥490 Billion Allowance for Loss on Interest Repayments

In fiscal 2006, ended March 31, 2007, the Japanese economy remained on a path of overall moderate recovery, as strong corporate earnings spurred continued increases in private sector capital spending while a recovery in employment conditions helped underpin personal consumption. However, the operating environment surrounding the ACOM Group became increasingly severe due to a number of factors. In addition to intensified competition, especially in the loan business, these included amendments to legislation, including a cap on interest rates, as well as press reports about the handling of group life insurance contracts for consumer credit. Such factors have caused the general image of the consumer finance industry to deteriorate. Meanwhile, claims for reimbursement of interest repayments have ballooned beyond our predictions.

Facing these challenges, the ACOM Group introduced various interest rate incentives, which led to lower yield from loan products. We also applied more stringent credit screening standards, causing a decline in the number of new loan customers. The consolidated operating income for the year amounted to ¥423.6 billion, down 4.9% from fiscal 2005. In addition, ACOM (the parent company) made a ¥490.0 billion allowance for loss on interest repayments and incurred substantial business restructuring expenses (additional retirement benefits for employees taking voluntary retirement and expenses associated with the reorganization of loan business outlets). As a result, the Group posted an operating loss of ¥85.1 billion and a net loss of ¥437.9 billion. These factors had a major negative impact on our capital base, causing the owner's equity ratio to decline from 44.0% to 22.2% – well below our target of a ratio in the mid 30's (%). In addition to dramatically changing business conditions, we were severely affected by special circumstances that required us to make provision for future claims for interest repayments. With respect to our major loss and the deterioration of capital, I sincerely apologize to all shareholders on behalf of management. Going forward, we will build a corporate group with a stronger social focus, especially with respect to customer protection. Through financial services that deliver relief, confidence, and low-price, we are committed to becoming a financial services group that works for the benefit of the entire consumer credit market.

Restructuring Group Operations

Following the enactment of the amended Regulations Governing Money Lending Business Law (RMBL) in December 2006, conditions surrounding the consumer credit market have changed dramatically, and we now face a situation in which we cannot easily overcome these challenges using our traditional earnings model. To prevail in this period of transition and emerge as a true winning force in the retail finance sector, we will seek to build a low-cost business model that can generate consolidated operating profit of around ¥50 billion per year, even if average yield on unsecured loans is set at between 16% and 17%. Since November 2006, we have been implementing a plan to save Groupwide costs by ¥40 billion or more compared with fiscal 2005.

ACOM (the parent company) has already completed a number of initiatives under this plan. While keeping a good balance between maintaining service levels and improving efficiency, we have reorganized our loan sales operations – including a shift from staffed to unstaffed outlets and closure of certain unstaffed outlets – and centralized our 4 contact centers and 12 service centers into two locations each, thus raising efficiency and enhancing productivity. We also arranged voluntary retirement for 709 staff and reduced the total number of employees to 2,956 at fiscal year-end. Personnel costs for fiscal 2007 onward are expected to thus be about ¥10.9 billion less than the fiscal 2005 level. Moreover, around 80% of new loan applications are made via unstaffed outlets, and practically all inquiries and advisory services are handled by our call centers. In the future, we believe we can prevent lowering service quality stemming from the decrease of the number of employees, through more efficient allocation of unstaffed outlets and functional upgrades to our automatic contract machines.

In addition to sales network reorganization and staff reductions, we integrated Group companies in order to enhance operational efficiency. On April 1, 2007, for example, we transferred the installment sales finance business of the parent company to JCK CREDIT CO., LTD., a wholly owned subsidiary. We then integrated the installment sales finance operating base and expertise of the ACOM Group into JCK CREDIT and changed its name to AFRESH CREDIT CO., LTD.. In another initiative, we merged three ACOM subsidiaries – JLA INCORPORATED, ACOM ESTATE CO., LTD., and ABS CO., LTD. – to form a new JLA INCORPORATED as a competitive, highly specialized player in the real estate development, construction, and management field.

As part of reforms to our cost structure currently under way, we are seeking to reduce advertising and promotional expenses, which were ¥16.0 billion in fiscal 2005, to below ¥9.0 billion. In fiscal 2007, we expect to cut such expenses by ¥6.2 billion compared with the fiscal 2005 level, by placing advertisements selectively according to changing business conditions and renewing our focus on cost-benefit performance. We also plan to lower expenses for computer operation and development, currently around ¥20.0 billion per year, by more than 30% by fiscal 2010. To this end, we are developing new systems to facilitate a switch to an open mainstay system in the future.

Please see p. 12 for a special feature on our cost reforms.

Reinforcing Compliance

For some time, the ACOM Group has promoted compliance-oriented awareness as a key priority. This means not only obeying laws and internal regulations but also observing strict business ethics, including respect for common decency and human rights. Recently, however, the consumer finance industry has been plagued by an increasingly negative image. To address this issue, we have promoted more open and transparent management and further strengthened our focus on legal and ethical compliance. Specifically, we reorganized the Business Ethics Committee into the Compliance Committee. In the interests of impartiality, more than half of the committee's members, including its chairman, are outside experts. To ensure its independence from the business execution departments, the committee is now appointed by the Board of Directors. In addition, we integrated the Legal Department and the Business Ethics Office to form the new Compliance Department, and we worked in other ways to build a rock-solid business foundation conducive to stable long-term growth, even under the restraints of the new Money Lending Business Law.

Promoting Our Asia Strategies

The Japanese consumer credit market is destined to contract in the future due to the declining overall population, reduction in the maximum interest rate, and the enactment of regulations limiting loan amounts to less than one-third of borrowers' annual incomes. For strong companies, new business opportunities may appear, but to achieve growth from a long-term perspective we will need to enter other promising new markets, notably overseas. The Group already has full-scale business operations overseas, including EASY BUY Public Company Limited, a consolidated subsidiary in Thailand. We also have set up representative offices in Beijing and Ho Chi Minh City. Through our alliance with the Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter BTMU), meanwhile, we are preparing to acquire shares in PT. BANK NUSANTARA PARAHYANGAN Tbk, a bank in Indonesia. In these ways, we are actively advancing our business overseas, centering on Asia.

Future Strategies and Fiscal 2007 Outlook

Provide New Financial Products under Interest Rate Restriction Law

In the lead-up to a revision to Interest Rate Restriction Law, scheduled for the end of 2009, we began providing in June 2007 new loan products with the maximum interest rate reduced from 27.375% to 18%. As we expedite the launch of new products that conform to the upcoming law, we will place top priority on implementing more rigorous credit screening procedures. In the short term, meanwhile, our traditional customer target market will shrink. Nevertheless, we decided that to increase ACOM's corporate value in the future, we need to take decisive action. This means building a reputation as a company that offers relief, confidence, and low-price in order to swiftly attract high-quality customers, while alleviating the risk of future claims for interest repayments. On a positive note, our restructuring plan will enable us to generate profits, even on unsecured consumer loans with average yield of between 16% and 17%. Because this plan is proceeding well, we will be able to launch new loan products to customers more quickly than originally envisaged. For customers with existing accounts, we will actively promote preferential interest rates. As we adopt new screening standards, however, we will decide whether or not to enter contracts for new loan products with such customers.
Please see p. 11 for a special feature on the background and details of the launch of these new loan products.

Additional Provisions Not Planned, Despite Rising Trend of Interest Repayments

In the first half of fiscal 2006, we made a one-time ¥357.5 billion provision for loss on interest repayments, covering estimated losses over a five-year period stemming from interest repayments and waivers of loan principal, following the announcement of guidelines by the Japanese Institute of Certified Public Accountants (JICPA). In the second half of the year, however, claims for interest repayments exceeded our expectations, and for this reason we made extra provisions. By fiscal year-end, the allowance for loss on interest repayments had reached ¥490.0 billion. In fiscal 2007, we expect that claims for interest repayments will continue rising. Nevertheless, we believe that such claims will begin declining in fiscal 2009 as we make progress in reorganizing our loan portfolio. Since the allowance we made covers a five-year period, moreover, we believe it will be sufficient to cover claims for the time being, and our business stability will thus be preserved.

Considering Entry into the Small Business Loan Market

The ACOM Group's most important challenge in the near term is to attract new customer segments by modifying the business model for its core unsecured loan business and fostering a reputation for providing relief, confidence, and low-price. At the same time, we recognize that future growth will crucially depend on our ability to diversify our income sources. Here, we will draw on Groupwide strengths to develop our diversified financial service capabilities, especially in the guarantee business, through an alliance with the Mitsubishi UFJ Financial Group, Inc. (hereinafter MUFG). In fiscal 2006, the pace of growth in the guarantee business declined as regional banks with which we have alliances restrained their advertising activities in light of negative circumstances surrounding the consumer finance industry. In fiscal 2007, however, we expect to provide guarantees for a new unsecured loan product to be launched by BTMU, and we look forward to forming relationships with new regional banks in this business. In addition, we are actively considering entry into the business of guarantees for small business loans provided by banks – a segment of the market that was liberalized in June 2007.

Return to Profitability Forecasted for Fiscal 2007

In fiscal 2007, we expect yields from unsecured loans to further decline, and we also predict that our total loan balance will decrease as we adopt more stringent screening criteria. Nevertheless, we believe that claims for interest repayments will be sufficiently covered by allowance already in place. For fiscal 2007, we forecast the consolidated operating income of ¥368.3 billion, down 13.1% on fiscal 2006, as well as operating profit of ¥49.4 billion and net income of ¥47.0 billion – marking a return to profitability.

Capital Strategies and Shareholder Return

Priority on Restoring the Owner's Equity Ratio

By the end of fiscal 2006, Owner's Equity Ratio of ACOM had declined to 22.2% on a consolidated basis and 23.8% on non-consolidated basis, due to deterioration of income and provisions for loss on interest repayments. In fiscal 2007, we expect to restore the non-consolidated ratio to 28.7%. To stabilize operations and lay the groundwork for future growth, however, we must adopt capital strategies aimed at raising both the consolidated and non-consolidated owner's equity ratio to the mid 30's (%). This is our most urgent priority. Therefore, although we recognize that the substantial losses incurred in fiscal 2006 are a one-time phenomenon, we have decided to lower annual cash dividends to ¥100.00 per share, down ¥40.00. We have set a shareholder return policy that targets a ratio of profit distribution (total amount of dividends and share buybacks) to shareholders of 30% of net income or higher on a non-consolidated basis over the medium term while maintaining an appropriate owner's equity ratio.

In Conclusion

Creating a New Chapter in Our History

In light of upcoming legal amendments, not only consumer finance companies but also credit card companies and installment sales finance companies will be forced to undertake drastic reforms. Indeed, it will be a challenging time that will test the strength of all companies involved and ultimately determine their survival. In this context, the ACOM Group will swiftly implement its announced structural reforms. At the same time, we will serve as a "people's finance" provider with whom customers can closely identify as we build an image as a company that delivers relief, confidence, and low-price. In addition, we will modify our business model to facilitate stable profit growth even in an environment where the average yield on unsecured consumer loans is between 16% and 17%. Meanwhile, we will reinforce our guarantee business and other diversified financial services, tap new markets in Southeast Asia, and accelerate new business initiatives under our alliances with MUFG. If we can build a strong foundation capable of generating synergies across Group businesses in the retail finance market, we will be well positioned to consider further business and capital alliances, including M&A activities. Then we can return to a path of sustained growth.

By adopting the above strategic measures, we are confident that we can overcome this period of dramatic change, contribute to the sound development of the consumer credit market, and create a new chapter in our history. We look forward to your ongoing support as we embrace the challenges of the future.



Shigeyoshi Kinoshita
President & Chief Executive Officer

Special Feature

I

Changes in the Lending Industry

2

Moving into the Forefront

3

Progress of Alliance with Mitsubishi UFJ Financial Group, Inc.

[illegible]

Changes in the Lending Industry

[illegible]

Moving into the Forefront

[illegible]

Progress of Alliance with
Mitsubishi UFJ Financial Group, Inc.

Changes in the Lending Industry

Law for Revisions to Laws Regarding Regulation of the Lending Industry, published on December 20, 2006.

First Initiative
January 2007

- Raise penalties for unregistered operations

Second Initiative
Within one year of publication (principle enactment period)

- Law name change to Money-Lending Business Law
- Establishment of Moneylenders Associations approved by the government
- Strengthening of rules of conduct
- Establishment of system for orders for improvement of operations
- Digitalization of documents

Third Initiative
Within 18 months of principle enactment period

- Establishment of certification system for lending business managers
- Establishment of designated credit information service organization system

Fourth Initiative
Within 30 months of principle enactment period

- Reduction of maximum interest rate (ACMI)
- Restrictions on total loan amounts
- Obligation of analysis of borrower's repayment capacity
- Abolishment of Minashi repayment*
- Pre-transaction term sheets made compulsory

* Payments where interest rates above the maximum allowed under the IRRL are deemed legal if the borrower consents.

The Regulations Governing Money Lending Business Law (RMBL) was amended at the end of 2006, with the aim of addressing the problem of borrowers with multiple debts. The new legislation has tightened regulations governing the lending industry in two ways. First, the maximum interest rate chargeable under the Acceptance of Contributions, Money Deposits, and Interest Law (ACMI) will be reduced from the present rate of 29.2% to 20% by the end of 2009. Second, the legislation introduces restrictions on the total amount that each person can borrow. These tighter regulations promise to cause major structural changes in Japan's consumer finance industry in the years ahead.

Unifying Interest Rate Restrictions in Line with the Interest Rate Restriction Law and Lowering the Maximum Allowable Rate

On December 13, 2006, the Japanese Parliament passed a resolution to amend the Money-Lending Business law. The amendment is designed to eliminate the so-called "gray zone," which refers to the inconsistency between maximum rates under the Interest Rate Restriction Law (IRRL) – between 15 to 20% and the ACMI – 29.2%. By the end of 2009, the maximum rate will be unified at 20% under the IRRL. In addition to consumer finance, this change will have a massive impact on companies in the small business finance, credit card, and installment sales finance industries, as well as the people who use their services, numbering around 15 million (with a total loan balance of between ¥18 trillion and ¥20 trillion). By late 2009, when the moratorium period ends, lending companies will need to restructure their business models. Plainly speaking, they will be pressured to modify their cost structures to address significant declines in interest income. Also important will be reductions in bad-debt-related expenses, which constitute the major portion of operating expenses. An urgent task for lenders will be to redesign their business models to include adoption of more stringent lending criteria and reassessment of lending models.

In the short term, a credit constriction has prompted an acceleration of requests among borrowers to return the portion of interest exceeding the maximum interest rate under the IRRL. As we phase out lending at rates that fall under the gray zone, however, requests for interest repayment should decrease over the medium term.

Loan Balance to Shrink Due to Restrictions on Loan Amounts

Another important aspect of the aforementioned changes is the introduction of restrictions on total loan amounts. Specifically, lenders must participate in a credit information service organization designated by the Prime Minister. This will enable lenders, when considering to conclude contract to extend a loan, to gain an understanding of the prospective borrower's total existing debts. In principle, registered lenders are prohibited from providing loans in excess of one-third of a borrower's annual income. This restriction is designed to eliminate the problem of multiple-debt borrowers by prohibiting the extension of loans that exceed a borrower's repayment capacity. Accordingly, lenders will be forced to control extension of new loans, which will lead to a decline in outstanding loans in the market and lead to intensified competition to attract high-quality customers.

Moving into the Forefront

Rather than wait until the 2009 year-end expected legal deadline for reducing its maximum interest rates, in June 2007 ACOM launched new loan products with the maximum rates of 18%. In the process, we will focus on building a brand image as a company that provides relief, confidence, and low-price. At the same time, we will strive to attract high-quality customers.

Background of Expediting New Product Launch

There were five main reasons for unveiling the new 18% maximum rate loan products. First, our program to cut operating costs by ¥40 billion or more is proceeding well, and we can now envisage a framework capable of generating at least ¥50 billion in annual operating profit if the average yield on unsecured loans falls to the 16% range, as we plan for it to. Second, given expectations of intensified competition, we are striving to prevent loss of existing customers while addressing demand from a broader audience, including medium-risk borrowers, in order to swiftly attract high-quality customers. Third, by targeting an interest rate range below the maximum under the IRRL, we hope to lower the risk of future requests for interest repayments. Fourth, we are reducing the risk of loan default by adopting more stringent lending criteria and raising the quality of credit. Fifth, by swiftly establishing an image as a low-price "people's finance" lender, we hope to increase motivation among employees. Progress in these five areas, we believe, will directly benefit our efforts to raise corporate value for ACOM in the future.

Target Customers for New Products

The new products are aimed at new loan contracts. In principle, we will respond to applications from customers with existing loans via credit screens using new lending criteria, in order to decide whether or not such customers can switch to the new loans. As a key priority, we will closely analyze existing customer data to identify high-quality borrowers, whom we will actively encourage to shift to our new loan product.

In addition to reorganizing our customer portfolio, by introducing the new products we aim to uncover a lower-risk customer segment and embrace a low-risk lending policy. In the process, we will better meet the expectations of customers and apply more incentive-based interest rates that are lower than those prescribed by law.

Short-Term Impact on ACOM

The interest rates on our current products range between 13.140% and 27.375%. In order to narrow the range to between 12% and 18% with our new products, we must apply more stringent lending criteria aimed at lowering the risk of default. To this end, over the short term the new lending ratio, which indicates the percentage of new applications that we ultimately approve, will fall.

Having introduced the new loan products, we expect the average yield on unsecured loans extended by the parent company to be 19.89% in the fiscal year ending March 2008 (down 236 basis points from the previous year). In the meantime, we will target business reforms aimed at gradually bringing down average yield to the 16% range by the year ending March 2010. Moreover, we plan for the new

New Customers and Lending Ratio in Unsecured Loans for Consumers (Non-consolidated)



Thousands of persons
%
500
100
400
80
300
60
200
40
100
20
0
0
55.3%
268
117
150
186
'03/3
'04/3
'05/3
'06/3
'07/3
'08/3
(Outlook)
New Customers for the Full Year
New Customers for the Second Half
New Customers for the First Half
Lending Ratio (right)

Average Yield for the Period for Unsecured Loans for Consumers (Non-consolidated)



%
30
20
10
0
22.25%
19.89%
Initiatives
• Launch new loan products
• Speed up the offering of preferential interest rate
Forecast
• Average yield to fall 236 bps year on year
'03/3
'04/3
'05/3
'06/3
'07/3
'08/3
(Outlook)

lending ratio for the parent company to fall to around 35% for the year ending March 2008, from 55.3% in the year under review. Accordingly, the number of new unsecured loan customers will fall to around 186 thousand down 82,710 year-on-year, and the balance of loans outstanding will decline 10.5%, to ¥1,294.5 billion. That is, in the short term, in addition to reducing interest rates, we will face very challenging business conditions as the adoption of more rigorous lending criteria will reduce the new contract ratio, which will lead to declines in customer numbers and outstanding loan balances. In prevailing amid these challenges, however, we will strive to attract high-quality customers and minimize the magnitude of the loan balance decline.

Cost Structure Reforms to Boost Operating Efficiency

To prepare for these challenges, the ACOM Group will implement extensive reforms covering all of its businesses and organizations. Key tasks include rebuilding our loan business model and restructuring Group businesses and functions. We are currently implementing a program aimed at reducing operating expenses (excluding financial expenses, bad-debt-related expenses, and interest-repayment-related expenses) by ¥40 billion compared with the year ended March 2006. Our most urgent priority is to transform the model for our core unsecured loan business into a low-cost model, by (1) converting outlets operated by the parent company into unstaffed ones and consolidating our call centers, and (2) reducing personnel, advertising and promotion, and expenses for computer operations and development. As this graph on the next page, we are making good progress in these areas.

(1)

Conversion to unstaffed outlets and consolidation of call centers (parent company)

In our unsecured loan business, our program to reorganize our loan sales outlets, centering on converting staffed facilities to unstaffed ones, and consolidate our call centers was completed by March 2007 as planned. We now have 1,812 loan sales outlets, down 191 from March 2006, and two call centers, down from four.

(2)

Reduction of personnel, advertising and promotion, and expenses for computer operation and development

In line with the conversion to unstaffed outlets and rationalization of administrative departments, 709 employees accepted voluntary retirement, resulting in a ¥14.5 billion special retirement expense for the year under review, reported as an extraordinary loss. As a result, we have achieved our objective of reducing personnel costs by around ¥8.0 billion per year. With the addition of natural attrition, we forecast a ¥10.9 billion decline in such expenses for the year ending March 2008 compared to levels for fiscal 2005.

In the year under review, advertising and promotional expenses amounted to ¥16.0 billion. By reassessing our television advertising approach, however, we are seeking to reduce such expenses to below ¥9.0 billion annually. For the year ending March 2008, we forecast advertising and promotional expenses of ¥9.8 billion, down ¥6.2 billion compared to levels for fiscal 2005.

Loan Business Outlets and Staff Numbers



Outlets
Hundreds of persons
2,500
2,000
1,500
1,000
500
0
50
40
30
20
10
0
1,812
1,702
29.5
20.9
27.6
142
138
'05/3
'06/3
'07/3
'08/3 (Outlook)
Staffed
Unstaffed
QUICK MUJIN Machine
Staffing (right)
Financial Services Business Division Staffing (right axis)

Loan Balance for Unsecured Loans in the 15%-18% Interest Rate Range



%
50
40
30
20
10
0
46.6%
11.7%
'06/3
'07/3
'08/3 (Outlook)

We also plan to lower expenses for computer operation and development by at least 30%. We will achieve this by introducing bank-related general ledger packaged software provided by an Indian company and rebuilding our mainstay computer systems by switching to an open system. The new system is under development and scheduled to be on stream in 2009. For the year ending March 2011, we expect to reduce annual computing expenses by around ¥6.0 billion.

Use Our Renowned Lending System to Identify High-Quality Customers

ACOM is already actively promoting incentive interest rates within limits set under the IRRL. The interest rate for customers making use of services similar in standard to our new loan product was 11.7% at fiscal year-end, based on the outstanding loan balance. However, the balance of loans yielding between 15% and 18% as a percentage of the total loan balance will swiftly jump to 46.6% during the year ending March 2008. This is not only due to the introduction of the new loan products but also to our strategy of identifying high-quality customers from our existing borrowers by enhancing the accuracy of our loan screening system. The Group's greatest strength is its advanced screening model, based on transaction data for more than 8.5 million customers it has served over many years. In the new interest rate environment, this system will play a crucial role in our efforts to increase the number of high-quality customers because it will enable us to identify those borrowers who, despite having generally weak customer attributes, would nevertheless represent a reliable customer segment. The ACOM Group is currently building an extremely high-precision loan screening model that is superior to those of its competitors, and this model has received the endorsement of the Mitsubishi UFJ Financial Group, Inc. (hereinafter MUFG). Going forward, we will effectively utilize our lending system to identify high-quality customers even in the most difficult business circumstances.

Segmentation from DC Cash One under Consideration

There have been concerns that the launch of the new loan product will lead to overlap of customer segments targeted by ACOM and subsidiary DC Cash One Ltd. (hereinafter DC Cash One). However, the customer appeal and sales processes of the two companies are quite different. ACOM is widely recognized as a consumer credit and people's finance company, while DC Cash One has the benefit of the powerful MUFG brand image. In the future, we will continue our policy of attracting customers under our two-brand strategy, centering on ACOM and DC Cash One. At the same time, we will give full consideration to the merits of separating the two brands. For example, we may introduce into DC Cash One's lineup new products with an even lower interest, to give customers a wider choice.

Progress of Alliance with Mitsubishi UFJ Financial Group, Inc.

Significance and Progress of Alliance with Mitsubishi UFJ Financial Group, Inc.

The ACOM Group anticipates that the domestic consumer finance market will become more appealing as business conditions change in line with people's diversifying lifestyles. With this in mind, in March 2004 we formed a strategic business and capital alliance with the Mitsubishi Tokyo Financial Group, Inc. (currently Mitsubishi UFJ Financial Group, Inc.), covering the retail finance category. The aim of the alliance has been to deploy the expertise and business foundations of both parties to maximum efficiency in order to reinforce and upgrade their respective competitive positions in the retail finance market and thus raise profitability. Another key objective was to foster the sound development of Japan's consumer finance market.

In the wake of major reorganization in the banking sector, conditions in the consumer finance market are changing dramatically. Accordingly, the strategic business aspect of the alliance has not progressed at the speed we initially envisaged. However, the direction of the alliance remains unchanged, and we have made steady progress as described below.

Structure and Progress of Alliance with Mitsubishi UFJ Financial Group, Inc.

1. Debt guarantees in the consumer finance business
   - In February 2006, DC Cash One launched guarantee services for the Super IC Card "Tokyo-Mitsubishi UFJ-VISA".
   - In August 2006, DC Cash One launched the IC credit card (issued by former UFJ branches).
   - We will launch guarantee services for a new dedicated unsecured loan product by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) scheduled for launch in the year ending March 2008.

2. Debt guarantees related to settlements by small businesses
   - With the scheduled liberalization of the market for business loans offered by the credit guarantee arms of banking groups, we are examining various possibilities, including expansion of our credit guarantee services for corporations.

3. Alliances with affiliated financial institutions and corporations related to the guarantee and loan servicing businesses
   - In the year ended March 2006, we entered an alliance with three regional banks closely affiliated with BTMU, covering guarantees for personal loans.
   - In the same year, IR Loan Servicing, Inc. merged with DC Servicer company, Ltd.

4. Mutual access to networks and infrastructures
   - After the systems of the former The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited are fully integrated within BTMU, we will examine various future possibilities.

5. International advancement of consumer finance business, centering on Asia
   - At present, we are working together with BTMU with a view to take a joint equity stake in PT. BANK NUSANTARA PARAHYANGAN Tbk, of Indonesia.
   - We have opened two overseas representative offices (in Beijing and Ho Chi Minh City) with various assistance from MUFG.

Overview of Businesses

16
Business Highlights

18
Operations by Business Segment

For more details of each segment, including revenue attributes, please see the MD&A on pages [illegible]

Business Highlights

Segment	Business Overview and Market Position
Loan Business	
	The loan business, centering on unsecured loans for consumers, is the ACOM Group's core business, accounting for 88.4% of consolidated operating income in the fiscal year ended March 31, 2007. ACOM has acquired advanced credit screening expertise based on data from more than 8.5 million customers it has served in the past. We are utilizing this expertise to provide services through various channels, including our automatic contract machines, the internet, and mobile phones. Moving quickly to address new laws governing the maximum interest rate on loans, ACOM is working hard to meet the expectations of new customers and attract a segment of low-risk borrowers. Meanwhile, two subsidiaries in this business continue to steadily expand their businesses: DC Cash One Ltd., which reported a double-digit rise in the balance of loans receivable amid difficult circumstances, and EASY BUY Public Company Limited (hereinafter EASY BUY), our subsidiary in Thailand. According to the 2007 edition of Consumer Credit Statistics of Japan (published by the Japan Consumer Credit Industry Association), the domestic consumer loan market is currently approximately ¥10 trillion in terms of loans receivable outstanding. With a share of around 16%, ACOM is one of the leading players in this market.
Diversified Financial Services	
Guarantee Business	ACOM provides guarantees on unsecured personal loans via alliances with financial institutions, centering on prominent regional banks. By combining the brand power and sales channels offered by banks with ACOM's credit screening and collection expertise related to unsecured consumer loans, from product planning to loan collection we are able to provide guarantee arrangements tailored to the needs of alliance partners. As of March 31, 2007, the ACOM Group had tie-ups with 14 banks. Its balance of guaranteed loans receivable has continued to increase, reaching ¥105.9 billion at fiscal year-end.
Credit Card Business	In 1998, ACOM acquired principal membership of MasterCard International and entered the credit card business in the following year with the issue of the ACOM MasterCard®. In this business, we are promoting credit card issuance via immediate card-issuing machines linked to our network of MUJINKUN automatic contract machines. We are also focusing on credit card alliances with large-scale retail chains and other companies with strong customer-attraction power. Given the constraints of the Interest Rate Restriction Law, however, it has become difficult to generate ample profits from the issue of alliance cards. For this reason, we will place greater emphasis on promoting ACOM MasterCard® to our loan customers. As of March 31, 2007, there were 1,175 thousand holders of cards issued by the ACOM Group.
Installment Sales Finance Business	In this segment, ACOM specializes in installment sales finance services to facilitate the purchase of items through agreements we have with affiliated retailers. When a customer wishes to purchase a high-priced item, we pay the retailer in advance, and the customer reimburses us in subsequent installments. According to Consumer Credit Statistics of Japan, the market for this service in Japan is estimated to be around ¥10 trillion, and the ACOM Group's share is just under 1%. In Asia, where there is significant growth potential, we are expanding our hire purchase (installment sales finance) business through EASY BUY, our subsidiary in Thailand. On April 1, 2007, our domestic installment sales finance business was reorganized into a new company, AFRESH CREDIT CO., LTD., which combines the entire ACOM Group's business foundation and expertise related to installment sales finance. In this way, we are working to build a new base for our installment sales finance business.
Loan Servicing Business	ACOM entered the loan servicing business by taking an equity stake in IR Loan Servicing, Inc. In addition to the purchase of loans and debt collection services, IR Loan Servicing is developing a comprehensive loan servicing business, including loan-servicing-related clerical work outsourcing services, temporary staffing services, and corporate revitalization services. We are now cementing a presence as a mainstay player in the industry. According to the Ministry of Justice, the balance of receivables in this market at the end of December 2006 was ¥193 trillion.
Other Businesses	
Rental Business	ACOM operates a business in the renting out of goods used in daily life and leisure equipment, and also provides support for event planning.
Other Businesses	Other activities of the ACOM Group include life and non-life insurance agency services and real-estate-related activities.

Major Group Companies	Composition of Operating Income (Five Year Period)

- ACOM CO., LTD.
- DC Cash One Ltd.
- EASY BUY Public Company Limited



91.7%
88.4%
FY2001
FY2006

- ACOM CO., LTD.
- DC Cash One Ltd.

- ACOM CO., LTD.

- ACOM CO., LTD.
- JCK CREDIT CO., LTD.
- EASY BUY Public Company Limited



6.7%
9.3%
FY2001
FY2006

- IR Loan Servicing, Inc.
- Yugensekinin-Chukanhojin Mirai Capital
- Power Investments LLC

- ACOM RENTAL CO., LTD.

- RELATES CO., LTD.
- AC Ventures Co., Ltd.
- ACOM FUNDING CO., LTD.
- JLA INCORPORATED
- ACOM ESTATE CO., LTD.
- ABS CO., LTD.
- A B PARTNER CO., LTD.
- ACOM (U.S.A.) INC.



1.6%
2.3%
FY2001
FY2006

Operations by Business Segment

Loan Business (Consolidated)

Operating Income and Receivables Outstanding


Billions of yen
2,000
1,500
1,000
500
0
1,632
1,509
374
318
'04/3 '05/3 '06/3 '07/3 '08/3(Outlook)
Consolidated Operating Income
Receivables Outstanding

Loan Business (Non-Consolidated)

Operating Income, Receivables Outstanding and Customer Accounts


Billions of yen
Thousands
2,000
1,500
1,000
500
0
4,000
3,000
2,000
1,000
0
1,494
1,334
2,682
2,391
348
285
'04/3 '05/3 '06/3 '07/3 '08/3(Outlook)
Operating Income
Receivables Outstanding
Customer Accounts (right axis)

Loan Business

Segment Characteristics and Basic Strategies

In Japan, the Group provides loan services via a two brands strategy under ACOM and DC Cash One Ltd. (hereinafter DC Cash One). Overseas, EASY BUY Public Company Limited (hereinafter EASY BUY), our subsidiary in Thailand, holds a prominent position in that market. All three entities are working to expand their operations, centering on unsecured loans for consumers, with an emphasis on upgrading the quality of credit, reinforcing customer-drawing power, and enhancing efficiency through business reforms.

Fiscal 2006 Highlights

Upgrading the Quality of Credit

In fiscal 2006, ACOM further strengthened its loan management system, which represents one of its key strengths. We also stepped up follow-up and counseling functions for customers and strove to improve the quality of credit. To prepare for legislation that will lower the maximum interest rates on loans at the end of 2009, we have incrementally enforced more rigorous credit screening standards. As a result, lending ratio for unsecured loans extended by the parent company fell from 67.8% to 55.3%. Meanwhile, we actively reassessed the transactional and credit circumstances of our customers and adopted preferential interest rate. These steps will reduce the risk of default. As a result, the balance of loans extended to customers with preferential interest rate of between 15% and 18% rose to 11.7% of the total loan balance, from 6.8%.

Reinforcing Our Customer-Drawing Power

For the ACOM brand, we placed top priority on implementing more rigorous credit screening and applying interest incentives. For the DC Cash One brand, we stepped up sales initiatives in an effort to attract customer segments not addressed by the ACOM brand.

Enhancing Efficiency through Business Reforms

At present, around 80% of new loan contracts are concluded via our unstaffed outlets, while our call centers handle practically all inquiries and advisory services. Given these circumstances, and consistent with our Group operational reform program, in fiscal 2006 we expedited the conversion of loan sales offices into unstaffed outlets. At the same time, we raised operating efficiency by centralizing our four contact centers and 12 service centers into two locations each. We also arranged voluntary early retirement for 709 staff. In addition, we promoted more efficient advertising activities by placing advertisements selectively according to changing business conditions and renewing our focus on cost-benefit performance. See p. 12 for details on our operational reforms.

Tapping Overseas Markets

In fiscal 2006, ACOM opened representative offices in China and Vietnam, through which we began surveys and market research aimed at expanding our business presence in Asia. We also reached an agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter BTMU) to take a joint equity stake in PT. BANK NUSANTARA PARAHYANGAN Tbk., a bank in Indonesia. We are now in the final stages of negotiations and aim to start business in the near future.

DC Cash One

Operating Income, Receivables Outstanding and Customer Accounts


Billions of yen
Thousands
100
80
60
40
20
0
250
200
150
100
50
0
82
90
182
185
13
14
'06/3
'07/3
'08/3(Outlook)
Operating Income
Receivables Outstanding
— Customer Accounts (right axis)

EASY BUY

Operating Income, Receivables Outstanding


Billions of yen
80
60
40
20
0
78
49
12
19
'04/3
'05/3
'06/3
'07/3
'08/3(Outlook)
Operating Income
Receivables Outstanding

Fiscal 2006 Performance and Fiscal 2007 Outlook

During the year, the parent company faced an increase in bad debt stemming from claims for interest repayments and a year-on-year decline in the number of new customers. Accordingly, the consolidated balance of loans receivable at year-end slipped to ¥1,632.3 billion, down 4.2% from previous year, and interest income decreased 5.5%, to ¥374.5 billion.

By contrast, DC Cash One attracted a steady increase in new customers, boosting the number of loan customers by 6.2%, to 182 thousand at year-end. Accordingly, DC Cash One's loan operating income rose 16.4%, to ¥13.2 billion, and its balance of loans receivable climbed 11.5%, to ¥82.6 billion.

EASY BUY, our subsidiary in Thailand, faced a decline in profitability due to the introduction of restrictions in the maximum interest rates in July 2005, and thus posted a net loss of around ¥200 million (combined net loss from loan business and installment sales finance business).

In fiscal 2007, we will seek to swiftly attract high-quality customers for the core ACOM brand, including low-risk customers that we have not targeted in the past, and we will introduce new products with a maximum interest rate reduced to 18%. Due to these actions, we predict that the share of loans with yields between 15% and 18% in our total loan balance will jump sharply, from 11.7% in fiscal 2006 to 46.6%. At the same time, more rigorous credit screening will lead to a 10.5% decline in the balance of unsecured loans, to ¥1,294.5 billion. Moreover, we expect the average yield for unsecured loans extended by the parent company to fall 236 basis points, to 19.89%.

In fiscal 2007, DC Cash One will continue slowly but steadily expanding its loan balance. For the year, we forecast ¥7.3 billion growth in the balance of unsecured loans extended, to ¥90.0 billion. Meanwhile, the Thai economy is continuing to grow steadily at between 4% and 5% annually. In this context, EASY BUY expects to continue expanding its business, with a 50.2% jump in operating income, to ¥19.3 billion, and a 30.7% increase in the number of loan accounts, to 727 thousand, bringing its total loan balance to ¥78.4 billion, up 57.1% year-on-year.

On a consolidated basis, however, we forecast a 14.9% fall in operating income for the loan business, to ¥318.8 billion, due to the major impact of a decline in operating income by the parent company. With respect to the consolidated operating expenses for the segment, we predict a 12.5% rise in financial expenses, to ¥23.3 billion, and a 13.4% increase in bad-debt-related expenses, to ¥156.0 billion.

Future Trend in Claims for Interest Repayments

With respect to the unsecured loan business of the parent company, in the first half of fiscal 2006 we made a one-time ¥357.5 billion provision for loss on interest repayments, covering estimated losses over a five-year period stemming from repayments of interest and waiver of loan principal. We took this action following the announcement of guidelines by the Japanese Institute of Certified Public Accountants (JICPA). Thereafter, however, we revised our future projection in light of actual claims received, and by fiscal year-end we had increased the allowance for loss on interest repayments to ¥490.0 billion. It is extremely difficult to predict with confidence how claims for interest repayments will evolve in the future. Based on internal analysis from multiple perspectives, we feel that claims will continue rising in fiscal 2007. Nevertheless, we believe that such claims will begin declining in fiscal 2009 as we make progress in reorganizing our loan portfolio. Therefore, we believe that existing allowance will be sufficient to cover claims for the time being.

Guarantee Business (Consolidated)

Operating Income and Guaranteed Receivables



Billions of yen
150
100
50
0
148
105
9
10
'04/3
'05/3
'06/3
'07/3
'08/3(Outlook)
Consolidated Operating Income
Guaranteed Receivables

Number of Guarantee Business Partners and Accounts (Non-consolidated)



Thousands
20
15
10
5
0
800
600
400
200
0
15~18 Banks
13 Banks
407
478
1 Corporation
'04/3
'05/3
'06/3
'07/3
'08/3(Outlook)
Banks
Corporation
Number of Accounts (right axis)

Guarantee Business

Segment Characteristics and Basic Strategies

ACOM provides guarantee services, mainly on unsecured loans to individuals. It is an area in which we can utilize our credit screening and management expertise related to unsecured consumer loans, accumulated over many years. Through alliances with BTMU and prominent regional banks, we will position this segment as a new growth area and driver of diversified financial services. Moreover, the guarantee business generates attractive income with low levels of risk concerning bad debt write-offs.

Fiscal 2006 Highlights

Strong Growth for DC Cash One

Combining the extensive customer bases of banks with ACOM's credit screening expertise, we are able to provide guarantee arrangements tailored to the needs of alliance partners. In fiscal 2006, we sought to expand the guarantee business of DC Cash One. During the year, we began providing guarantee services for the Super IC Card, "Tokyo-Mitsubishi UFJ-VISA," issued by BTMU. In August 2006, we added an IC credit card, issued by former UFJ branches, and in February 2007, we launched similar services for a card jointly issued by BTMU and East Japan Railway Company. Despite being a relatively newcomer to this business, having started in fiscal 2005, DC Cash One's balance of guaranteed receivables stood at ¥9.1 billion at the end of fiscal 2006, a 35.9-fold jump from previous year.

Reinforcing Our Alliance with RELATES CO., LTD.

The guarantee businesses of ACOM and DC Cash One benefit from our alliance with RELATES CO., LTD. (hereinafter RELATES), a wholly owned subsidiary. RELATES specializes in providing call center services for regional banks and other guarantee business alliance partners, as well as temporary staffing and consulting services. In fiscal 2006, we reinforced our alliance with RELATES in order to deliver better services to our alliance partners.

Fiscal 2006 Performance and Fiscal 2007 Outlook

In fiscal 2006, we worked to expand our guarantee business by strengthening our alliance with RELATES, with top priority on reinforcing our business promotion system and realizing low-cost operations. Due to negative media coverage related to the consumer finance market, however, our regional bank alliance partners placed some restraints on their advertising activities. As a result, the year-end balance of guaranteed receivables rose only 17.9%, to ¥105.9 billion, representing a deceleration of the rapid growth experienced to date. Income from credit guarantees rose 15.9%, to ¥6.0 billion, and operating income in this segment (including commissions from guarantee services etc.) climbed 39.0%, to ¥9.2 billion. However, such increases were below our initial forecasts. The ratio of bad debt write-offs of the parent company in this segment rose 79 basis points, to 3.97%.

In fiscal 2007, we look forward to providing guarantee services for unsecured consumer loan products scheduled for launch by BTMU. We also expect to enter guarantee alliances with new regional banks. These actions should help us return to strong growth. For the year, we forecast a 16.8% increase in consolidated operating income from the guarantee business, to ¥10.8 billion, and a 40.2% jump in the balance of guaranteed receivables, to ¥148.6 billion. Within the latter figure, we project a 170.7% surge in the balance of guaranteed receivables of DC Cash One, to ¥24.7 billion. In addition, we are actively considering entry into the business of guarantees for small business loans provided by banks – a segment of the market that was liberalized in June 2007.

Installment Sales Finance Business (Consolidated)
Operating Income and Receivables Outstanding



Billions of yen
200
150
100
50
0
56
47
10
7
'04/3
'05/3
'06/3
'07/3
'08/3(Outlook)
Consolidated Operating Income
Receivables Outstanding

Credit Card Business (Consolidated)
Operating Income, Receivables Outstanding and Customer Accounts



Billions of yen
Thousands of persons
60
40
20
0
1,500
1,000
500
0
44
47
1,181
937
6
5
'04/3
'05/3
'06/3
'07/3
'08/3(Outlook)
Consolidated Operating Income
Receivables Outstanding
—Cardholders (right axis)

Installment Sales Finance and Credit Card Business

Installment Sales Finance

Segment Characteristics and Basic Strategies

ACOM is seeking to achieve medium to long-term income growth for its installment sales finance business by generating synergies with its credit card business in meeting the shopping needs of consumers. Our most urgent priority at present, however, is to upgrade the quality of credit by reassessing our existing affiliations with merchants.

Fiscal 2006 Performance and Fiscal 2007 Outlook

In fiscal 2006, we stepped up sales promotion activities for affiliated merchants and focused on cultivating new alliance partners. However, consolidated operating income in this segment declined 31.9%, to ¥10.1 billion, and the year-end balance of installment receivables fell 31.6%, to ¥56.9 billion. The ratio of bad debt write-offs by the parent company was down 56 basis points, to 3.97%.

In Japan, ACOM's installment sales finance business is built on a defensive strategy. Overseas, however, we have pursued an offensive strategy through EASY BUY in Thailand. However, the maximum interest rate that lenders can charge has been lowered, and in response, EASY BUY reduced its interest rate on installment sales finance arrangements. At the same time, we shifted our emphasis from expanding the balance of receivables to reassessing the quality of credit, in order to build a foundation for medium and long-term growth. Consequently, EASY BUY posted a 25.0% decline in operating income, to ¥5.07 billion, and a 24.2% decrease in the balance of installment receivables, to ¥15.3 billion.

On April 1, 2007, the installment sales finance business of the parent company was transferred to a subsidiary, resulting in the birth of AFRESH CREDIT CO., LTD. which combines the entire ACOM Group's business foundation and expertise related to installment sales finance. Going forward, however, we will screen potential affiliated merchants more meticulously and place top priority on reviewing contracts with high-risk merchants. We are also reassessing the quality of EASY BUY's credit portfolio. For fiscal 2007, therefore, we forecast a 24.8% fall in segment operating income, to ¥7.6 billion, and a 17.5% decline in the year-end balance of installment receivables, to ¥47.0 billion.

Credit Card Business

Segment Characteristics and Basic Strategies

In its credit card business, ACOM typically issues cards in two formats: ACOM MasterCard®, provided as a value-added service for loan customers, and cards issued in alliance with large-scale retail chains and other companies. In an effort to grow this business, we focused particular energy on expanding the number of alliance card partners, because it allowed us to cultivate a customer base that is different from our loan business. Decrease of maximum interest rate to that allowed under the Interest Rate Restriction Law, however, we have concluded that achieving profitability under this format will be very difficult. Accordingly, we will focus on ACOM MasterCard® in the future.

Fiscal 2006 Performance and Fiscal 2007 Outlook

In fiscal 2006, consolidated operating income from our credit card business declined 5.2% from the previous year, to ¥6.1 billion, and the year-end balance of credit card receivable fell 6.8%, to ¥44.8 billion. During the year, we continued our emphasis on upgrading the quality of credit. The ratio of bad debt write-offs for the ACOM MasterCard® grew 109 basis points, to 9.29%.

Loan Servicing Business (Consolidated)

Operating Income and Receivables Outstanding



Billions of yen
30
20
10
0
30
25
17
13
'04/3
'05/3
'06/3
'07/3
'08/3(Outlook)
Consolidated Operating Income
Receivables Outstanding

Other Businesses (Consolidated)

Operating Income



Billions of yen
6
4
2
0
5
4
4
2
'04/3
'05/3
'06/3
'07/3
'08/3(Outlook)
Rental Business
Other Businesses

To date, ACOM has focused on issuing credit cards in alliance with companies that are prominent in their respective fields, with the aim of gaining access to a new customer base. Forming alliance card agreements entails considerable costs, however, including cash incentives for customers at the time of contract and sales promotion support for alliance partners. Given the constraints of the Interest Rate Restriction Law, moreover, it is extremely difficult to generate ample profits. For this reason, we will discontinue issuing alliance cards that incur considerable outlays. To minimize inconvenience for customers, we will encourage alliance cardholders to switch to ACOM MasterCard® when their existing cards expire.

To date, we have not sufficiently promoted ACOM MasterCard®, which we issue to loan customers. Going forward, however, we will target sales by encouraging consumers to use this card as a traditional credit card. Due to a decline in the number of loan customers of the parent company, however, we forecast a 7.0% decline in the consolidated operating income for this segment, to ¥5.7 billion, and a 5.3% increase in the balance of credit card receivables, to ¥47.2 billion.

Loan Servicing and Other Businesses

Segment Characteristics and Basic Strategies

ACOM entered the loan servicing business by taking an equity stake in IR Loan Servicing, Inc. (hereinafter IR Loan Servicing). In this segment, we are steadily expanding the scope of our business, centering on the purchase of loans and debt collection services, as well as clerical agency and temporary staffing services. We also have a 20% stake in RISA Partners, Inc. (hereinafter RISA Partners), which has a wealth of expertise in corporate loan management. By fusing the expertise of ACOM, IR Loan Servicing, and RISA Partners, we are building a comprehensive loan servicing business, covering loans to both individuals and companies.

Fiscal 2006 Performance and Fiscal 2007 Outlook

Competition has continued to intensify in the loan servicing segment. In addition, profitability has declined due to soaring costs of purchasing loans and longer periods necessary to collect collateralized loans as financial institutions enter the final stages of disposing of their non-performing loans. Facing these challenges, in fiscal 2006 we strove to expand our business by focusing on reinforcement of our sales and collection capabilities. However, total collection of purchased receivables remained mostly unchanged, at ¥13.3 billion, while segment operating income (including commissions on consigned purchases) slipped 2.1%, to ¥13.8 billion. In fiscal 2007, we will address the growing demand for purchase of small balance loans and strengthen our collection capabilities. For the year, we are targeting a 28.7% rise in operating income, to ¥17.8 billion, and a 16.7% increase in the balance of receivables outstanding, to ¥30.1 billion.

Other Businesses

In fiscal 2006, consolidated operating income from the rental business rose 4.0%, to ¥4.4 billion, and operating income from other businesses – mainly life and nonlife insurance agency services and real estate-related activities – rose 105.9%, to ¥5.2 billion. In fiscal 2007, we forecast a 6.9% increase in operating income from the rental business, to ¥4.8 billion, and a 46.8% drop in operating income from other businesses, to ¥2.8 billion.

ACOM's Management Structure

26
Corporate Governance

30
Social Contribution

32
Board of Directors

Corporate Governance

Basic Stance

The ACOM Group, guided by its lifelong "circle of trust" spirit, maintains an ongoing corporate commitment to respecting others, placing the customer first, and creative and innovative management. Based on this commitment, we are seeking to deepen mutual trust between our stakeholders and ourselves and thus progress in partnership with society.

In order to meet the expectations of stakeholders and build stronger trust, we will strengthen corporate governance as a key management priority. To this end, we will take steps to enhance the soundness, transparency, and efficiency of our operations and achieve sustained increases in our corporate value.

We recognize that effective internal control systems are essential to creating an appropriate corporate governance framework. Based on this recognition, we are encouraging all members of our organization to join forces in building internal control systems and assuring their effectiveness, under the leadership of the President & CEO. At the same time, we are constantly evaluating, verifying, and improving the effectiveness of internal control mechanisms already in place.

We introduced a statutory auditor system in order to achieve the following objectives:

- Expedite decision-making and business execution by having a Board of Directors that centers on internal directors who are closely attuned to the Company's operations
- Strengthen the supervision function by successively appointing outside directors and outside statutory auditors to reinforce the independence of audits
- Clearly separate the supervision and business execution functions through the introduction of an executive officer system.

Current Status

(A)
Overview of Management Entities

(a)
Board of Directors

We have reduced the size of the Board of Directors in order to speed up decision-making and ensure effective mutual monitoring among directors. The Board now has 11 members (maximum of 12 permitted under the Articles of Incorporation), including one outside director. In addition to deciding important business management matters, such as management strategies and planning, the Board of Directors determines basic policies for building corporate governance and internal control systems. On the basis of these management plans and fundamental policies, the Board monitors the performances of the President & CEO and executive officers.

(b)
Board of Statutory Auditors

The Board of Statutory Auditors consists of four statutory auditors, including three independent ones. It meets once a month, in principle, and more often as deemed necessary, to receive reports concerning important audit-related matters, hold discussions, and pass resolutions. To upgrade the statutory auditors' capabilities, we established the Statutory Auditor's Office and assigned two persons to provide related support.

(c)
Executive Officers

In June 2003, ACOM introduced an executive officer system. The Board of Directors appoints executive officers, determines their function, lines of responsibility and authority, and delegates execution of operations to them. In these ways, decision-making and business execution are expedited, while supervision and execution functions are clearly separated. The Company has 16 executive officers, of whom eight serve concurrently as directors. Similarly, eight of the 11 members of the Board of Directors serve concurrently as executive officers.

(d)
Executive Officers Meeting

The Executive Officers Meeting, which consists of executive officers who serve concurrently as directors, discusses and makes decisions on important matters related to the execution of business, in accordance with basic policies determined by the Board of Directors. It also deliberates in advance resolutions for proposal to the Board of Directors. The Executive Officers Meeting assembles three times a month, in principle, and more often as necessary.

(e)
Affiliated Companies Coordination Board

The Affiliated Companies Coordination Board consists of executive officers who serve concurrently as directors along with representatives of ACOM Group companies. In addition to discussing important matters concerning the management of affiliated companies, the Board coordinates, communicates, and reports on important matters pertaining to the execution of their business. The Board meets once a month, in principle, and more often as necessary.

(f)
Various Committees

1) Compliance Committee

The Compliance Committee, established by the Board of Directors, consists of three experts from outside the Company and two ACOM directors. It discusses and makes recommendations about the following compliance-related matters.

- Basic policies and compliance standards
- Important items related to establishment and operation of compliance systems

- Interim and annual plans for implementation
- Mechanisms to correct major violations, prevent their recurrence, and make improvements

The Compliance Committee meets once a month, in principle, and more often as necessary.

2) Director Evaluation Committee

Remuneration and bonuses for directors and executive officers who serve concurrently as directors are subject to evaluation by the Director Evaluation Committee, which consists of the Chairman, Deputy Chairman, President, and director in charge of human resources. The Board of Directors passes resolutions based on the results of such evaluations, as well as internal rules covering remuneration and bonuses for directors.

3) Risk Management Committee

The Risk Management Committee consists of executive officers who serve concurrently as directors. Based on authority bestowed upon it by the Executive Officers Meeting, the Committee establishes the Company's risk management approach, formulates basic risk management plans, and discusses and makes decisions on important items related to risk management, such as evaluations of important risks. As necessary, it participates in Executive Officers Meeting and Board of Directors meetings and makes reports. The Risk Management Committee meets once every three months, in principle, and more often as necessary.

(B)
Status of Internal Audits and Audits by Corporate Auditors

(a)
Internal Audits

With an auditing staff of 23 people, the Internal Audit Department verifies, evaluates, and recommends ways to address problems pertaining to compliance status (including observance of relevant laws), internal control initiatives, and other activities of the Company's business execution departments. In addition to ensuring conformity with various rules, the Department obtains an accurate understanding of the risks facing the Company. Based on this understanding, it conducts risk approach audits to evaluate the risk management stance of each relevant entity within the Company, and reports the results of such audits regularly to the Board of Directors and statutory auditors.

In addition, the Internal Audit Department conducts direct audits of affiliated companies in the ACOM Group and provides assistance to auditing staff of such affiliates, thus ensuring establishment of an effective Group auditing system.

(b)
Audits by Statutory Auditors

Based on the Company's auditing policies and auditing plans, statutory auditors attend meetings of the Board of Directors and other important meetings. Through examination of the Company's business and financial situation, statutory auditors audit the execution of business by directors and make appropriate and timely suggestions and recommendations to facilitate establishment of legal compliance and business ethics protocols. In addition, the statutory auditors work together with the independent accounting auditors and the Internal Audit Department to ensure an accurate grasp of operating status and evaluate the condition of internal control systems.

In addition, the statutory auditors form close relationships with statutory auditors of Group companies to facilitate the sharing of information and ensure appropriate operational behavior throughout the Group.

(C)
Status of Accounting Audits

(a)
Names of Certified Public Accountants (CPAs) who Audit the Company's Accounts, the Audit Corporation to which they Belong, and their Years of Continuous Audit Service to the Company

Designated employee, managing partner:
Nobutaka Motohashi, Ernst & Young ShinNihon
Designated employee, managing partner:
Shigeo Suzuki, Ernst & Young ShinNihon
Designated employee, managing partner:
Yasuo Matsuura, Ernst & Young ShinNihon

* Since all three auditors have served ACOM for less than seven years, their years of service have been omitted.

* The above audit corporation has voluntarily put mechanisms in place to prevent the managing partners from participating in the auditing of the Company's accounts for longer than a certain period of time.

(b)
Breakdown of Team Auditing the Company's Accounts

CPAs: 10 persons
Assistant CPAs: 11 persons
Other assistant staff: 7 persons

(D)
Compliance System

The Company has formulated compliance regulations and ACOM's Ethical Codes for Business, with the aim of clarifying behavioral principles and best practices when applying business ethics. At the same time, we established the Compliance Department and other compliance-related entities under the guidance of the Compliance Committee, and appointed Personnel with across-the-board responsibilities for compliance supervision, as well as Personnel with responsibilities for compliance promotion. In these ways, we take an organized, planned approach to compliance enforcement.

We also devised basic Groupwide policies for supervising affiliated companies and supported the construction of practical compliance systems, beginning with the formulation of compliance-related rules, at each affiliate. In these ways, directors and employees of all Group companies are united in promoting compliance-oriented practices.

In addition, ACOM has set up compliance consultation offices at locations inside and outside the company for people who have information or issues they wish to discuss, with the aim of prevention, early detection, and correction of misconduct. To ensure appropriate operation of the internal reporting system and protect the identity of informants, we have formulated internal reporting protection regulations.

(E)
Risk Management System

Business conditions surrounding the Company are constantly changing, and the associated risks to be addressed are becoming more complex and diverse. In this context, ACOM recognizes the importance of understanding risk and places high priority on reinforcing and upgrading its risk management – a crucial factor in maintaining the soundness of operations and assuring stable profitability and growth.

Fundamental items related to risk management are identified in ACOM's Risk Management Regulations, which were formulated under the direction of the Risk Management Committee. These regulations clarify risks that need to be addressed, the entities to be involved, and appropriate risk management methods. The Corporate Management Department, responsible for overall control of the Company's risk management, undertakes comprehensive and unified management of risks affecting execution of business, reflecting an ongoing effort to upgrade and reinforce the Company's overall risk management system.

We have also devised information security management rules to protect personal information and other informational assets held by the Company. Based on these rules, we implement various measures to address foreseen risks, including establishment of appropriate safety and control mechanisms. At the same time, we have established an information security committee and appointed information security management officers, determining the roles of each organization as well as those of directors and employees. ACOM is working systematically across the whole organization to ensure information security.

(F)
Corporate Governance and Internal Control System Structure

(As of June 27, 2007)



General Meeting of Shareholders
Appointment
Appointment
Appointment
Evaluation
Director Evaluation Committee
Proposal
Compliance Committee
Reporting
Board of Directors
Auditing
Auditing
Board of Statutory Auditors
Statutory Auditors
Cooperation
Monitoring
Reporting
Reporting
Reporting
Supervision
Reporting
Auditing
Business Execution Departments
Executive Officers Meeting
Reporting
Reporting
Instruction
Reporting
Reporting
Instruction
Reporting
Instruction
Personnel with across-the-board responsibilities for compliance supervision
Risk Management Committee
Affiliated Companies Coordination Board
Reporting
Instruction
Reporting
Reporting
Instruction
Instruction
Instruction
Internal Compliance Consultation Office
Reporting
Compliance Department
Ethics Hotline
(Internal Compliance Consultation Office)
General Risk Management Department
(Corporate Management Department)
Risk Management Departments (Assigned by Risk Category)
Strategic Risk
Reputation Risk
Legal Risk
Credit Risk
Market Risk
Liquidity Risk
Administrative Risk
Accident & Disaster Risk
Information Asset Risk
Auditing
Independent Auditors
Reporting
Analysis, Support & Guidance
Reporting
Guidance
Divisions & Departments
Credit Business Promotion Division
Compliance Office
Credit Supervision Division
Compliance Office
Departments
Personnel with responsibilities for compliance promotion
Internal Auditing
Internal Audit Department
Internal Audit & Audit Support
Support & Guidance
Instruction
Affiliated Companies

(G)
Internal Control Systems

ACOM has resolved to establish the following internal control systems.

(a)
System to Ensure that Business Execution by Directors and Employees Conforms to Laws and the Company's Articles of Incorporation

1) The Board of Directors has formulated compliance regulations and ACOM's Ethical Codes for Business, with the aim of clarifying behavioral principles and best practices for directors and employees when promoting compliance. Directors shall take the initiative for enforcing compliance and ensure that employees are kept fully informed.

   According to behavioral principles, directors and employees shall not only observe laws, the Articles of Incorporation, and internal rules but also respect common decency and human rights, and undertake their work while placing top priority on ethical behavior.

   The President & CEO shall declare his intention to lead by example in practicing business ethics with strong social and public welfare elements, and shall position compliance enforcement as a top management priority.

2) In order to establish a proper compliance enforcement system, the Company shall establish a Compliance Committee and Compliance Department. Compliance Office shall also be placed in major business departments. In addition, the Company shall appoint Personnel with across-the-board responsibilities for compliance supervision, Personnel with responsibilities for compliance promotion, and compliance staff.
   - The Compliance Committee, consisting mainly of members from outside the Company, shall discuss and make recommendations pertaining to the following compliance-related items.
     * Basic policies and compliance standards
     * Important items related to system establishment and operation
     * Interim and annual plans for enforcement
     * Mechanisms to correct major violations, prevent their recurrence, and make improvements
   - Personnel with across-the-board responsibilities for compliance supervision shall oversee creation of systems for promoting Groupwide compliance enforcement, control measures, monitoring, and prevention of recurrence.
   - The Compliance Department shall propose and promote compliance-related measures throughout the Group while providing support and guidance to the Compliance Office, Personnel with responsibilities for compliance promotion, and compliance staff. It shall also conduct legal audits of various matters, such as items discussed at meetings of the Board of Directors and Executive Officers Meeting, to ensure consistency with laws and the Articles of Incorporation.
   - Compliance Office shall propose and promote compliance in their own jurisdiction, and provide support and guidance to Personnel with responsibilities for compliance promotion and compliance staff.
   - Personnel with responsibilities for compliance promotion shall propose and promote compliance in their own departments, and provide instructions and guidance to compliance staff.
   - Compliance staff shall promote compliance in their own departments by familiarizing people with compliance-related regulations and manuals, education and training, monitoring, and other activities.

3) Compliance consultation offices shall be set up at locations inside and outside the Company for people who have information or issues they wish to discuss, with the aim of prevention, early detection, and correction of misconduct. Efforts shall be made to ensure appropriate operation of the internal reporting system and protect the identity of informants, based on internal reporting protection regulations.

4) In addition to audits conducted by statutory auditors of business execution by directors, outside directors shall be successively appointed to strengthen mutual supervision and oversight functions, and thus ensure legal conformity.

   The Internal Audit Department shall audit the compliance status of business execution, based on auditing rules and plans. It shall report the results of such audits to the Board of Directors and statutory auditors and recommend improvements as necessary.

(b)
System for Storage and Management of Information Related to Business Execution By Directors

1) ACOM has established Board of Directors Regulations and other important conference regulations, as well as confidential information management regulations. These regulations specify various items covering storage of documents (including electromagnetically recorded ones) related to business execution by directors, including storage periods, storage locations, document managers, and document management procedures. The regulations are designed to ensure that information is stored and managed appropriately, and that directors and statutory auditors as necessary can access the information.

2) The Company shall adopt an organized and systematic approach to ensure that information is stored and managed appropriately. This includes assigning information security management officers and deciding the roles of relevant departments, staff and directors. In addition, relevant departments, staff and directors shall regularly monitor the status of information storage and management.

(c)

Rules Related to Crisis Management and Other Systems

1) In order to establish an appropriate, efficient operational risk management system, directors shall formulate operational risk management rules and clarify relevant laws, the Articles of Incorporation, and internal rules. Directors shall also make decisions and issue instructions about important items based on risk management discussions and reports made at Board of Directors meetings.

2) Based on operational risk management rules, the Company shall establish specific departments to manage each category of risk, such as legal risk, credit risk, market risk, liquidity risk, administrative risk, information asset risk, and risks of accidents and natural disasters. A cross-departmental risk management division shall also be established to manage and oversee risk, to ensure that companywide risks are managed comprehensively.

3) Each risk management department shall be responsible for setting up risk management systems for its specific risk category, including formulation of risk management rules, production of manuals, and establishment of risk management protocols. The cross-departmental risk management division shall undertake unified control of companywide risk-related information, submit regular reports to the Board of Directors, and propose various measures aimed at promoting companywide operational risk management.

4) The Internal Audit Department shall conduct audits to determine whether or not various departments and offices are performing appropriately and efficiently according to relevant laws, regulations, manuals, and internal notices. It shall also submit reports on the risk management status of each department and office to the Board of Directors on a regular basis or as necessary.

5) The Company faces various risks, such as large-scale natural disasters and breakdowns of mainstay computer systems, which could have a major impact on its internal and external operations. When such risks arise, the Company calls a meeting of its Emergency Response Committee to address the situation swiftly and appropriately and thus minimize losses and business suspension periods.

(d)

System to Ensure that Business Execution by Directors is Handled Efficiently

1) Based on ACOM's corporate philosophy, directors shall formulate medium-term business policies and plans, as well as annual business policies and plans, and ensure that such policies and plans are reflected in the operational plans of individual departments and offices. Directors shall regularly evaluate the progress of such plans and make decisions on reallocation of resources accordingly.

2) The Company introduced an executive officer system to clarify the function, responsibilities, and lines of authority of executive officers. By commissioning the President & CEO with a business execution role, the Company shall enhance the efficiency and speed of decision-making and business execution.

The Executive Officers Meeting, consisting of executive officers who serve concurrently as directors, shall make decisions related to business execution responsibility assigned by directors. It shall also deliberate in advance about resolutions for proposal to the Board of Directors, in order to ensure efficient and sufficient deliberations at Board of Directors Meetings.

3) For lines of business execution under executive officers, the Company shall determine functions for each organization and decision-making standards for each rank of employee. This is done in order to clarify responsibilities and lines of authority for each organization and rank level, and to ensure that decision-making is handled in a timely and appropriate manner according to the Company's consensus system, and business is executed according to decisions made.

(e)

System for Ensuring Appropriate Business Execution of the ACOM Group (parent company and its subsidiaries)

1) The Company shall set up a supervisory entity and formulate rules related to control of affiliated companies. Based on such rules, the Company shall provide operational management assistance and support for its affiliates while respecting their independence. In addition, the Company shall hold a Group Business Meeting to familiarize affiliates with Group management policies and other matters. Coordination meetings shall be held regularly between the Company and its affiliates, so that the Company can receive reports on important items related to the financial and operational status of affiliates. As necessary, proposals and reports shall be made to the Executive Officers Meeting, with the aim of promoting the sound business development of affiliates.

2) Through provision of human and technological support, the Company shall strengthen ties with its affiliates and provide guidance and support for their overall operations to raise the effectiveness of control activities. By examining the management and operational status of affiliates, and promoting information exchanges between statutory auditors of the parent company and those of affiliates, the Company shall work to ensure that affiliates are conducting their businesses appropriately.

3) The Compliance Department shall determine basic Groupwide policies with respect to compliance, and oversee activities at affiliates in this regard. The Department shall also assist in constructing compliance enforcement systems for affiliates, including for-

mulation of compliance-related rules and establishment of internal reporting systems. In these ways, all ACOM Group directors and employees shall stand united in promoting compliance.

4) The Internal Audit Department shall conduct direct audits of affiliates according to their scale and specific attributes, and help them conduct their own audits and evaluate the results of such audits. The Department shall also contribute to the establishment of internal control systems at affiliates and, in cooperation with the audit organizations of each affiliate, reinforce the Groupwide audit system.

(f)
Items Related to Employees Requested by Statutory Auditors to Assist in Conducting Audits, and Items Related to the Independence of such Employees from Directors

1) A Statutory Auditors Office shall be established and employees shall be appointed to assist in the auditing activities of statutory auditors.
2) The number and qualifications of assigned employees shall be decided in advance via discussions with statutory auditors.
3) Assigned employees shall assist the statutory auditors on a full-time basis, and shall not be subject to instructions or commands from directors and other executive entities.
4) Decisions related to assignment, transfer, evaluation, and disciplinary action of assigned employees shall be decided in advance via discussions with statutory auditors.

(g)
System for Reporting by Directors and Employees to Statutory Auditors, and Other Systems for Reporting to Statutory Auditors

1) Directors and divisional managers shall report to statutory auditors on the following matters, pursuant to laws and internal rules.
   - Status of business execution by directors
   - Status of financial and accounting matters
   - Status of internal audits and risk management
   - Incidents that could cause material damage to the Company (including its subsidiaries), major violations of laws or the Articles of Incorporation, and misconduct
   - Major incidents reported via the internal reporting system, and responses to such incidents
   - Status of construction of compliance systems
   - Status of construction of internal control systems

2) Statutory auditors shall be able to request reports as necessary from directors and employees about matters other than those described above.

(h)
Other Systems to Ensure Efficient Execution of Audits by Statutory Auditors

1) To ensure an accurate grasp of major decision-making processes and status of business execution, statutory auditors shall attend meetings of the Board of Directors, Executive Officers Meeting, and other important meetings and committee sessions, and shall have access to the following documents.
   - Legal documents
   - Approval documents
     (documents of approval by directors as circulated)
   - Important contracts and external documents
   - Minutes and reports of important meetings
   - Documents related to lawsuits and disputes
   - Documents related to accidents, misconduct, and complaints
   - Other important documents related to the execution of business

2) The President & CEO shall meet with the Board of Statutory Auditors on a regular basis to exchange views about issues the Company should address, the status of audits conducted by statutory auditors, and important audit-related matters. The President & CEO shall also accept requests deemed necessary by the Board of Statutory Auditors and take measures to address such requests.

3) Statutory auditors shall exchange information and cooperate with accounting auditors, the Internal Audit Department, and the statutory auditors of affiliates, to ensure the effectiveness of audits of the Company and its affiliates.

(H)
Relationships between the Company and Outside Directors and Statutory Auditors
(As of June 27, 2007)

Outside Director/Statutory Auditor	Relationship with Company
Katsunori Nagayasu (director)	Serves concurrently as Deputy President of Mitsubishi UFJ Financial Group, Inc. (MUFG), with which the Company has a capital/business alliance, and as a Deputy President of The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of MUFG. MUFG holds 15.20% (including an indirect holding of 2.01%) of the voting rights of the ACOM.
Satoshi Ito (statutory auditor)	Holds 100 shares of Company stock
Minoru Ikeda (statutory auditor)	No special interests
Norikatsu Takahashi (statutory auditor)	No special interests

Note: The Company has entered into agreements with the above outside directors and outside statutory auditors to limit liabilities as provided for in Article 423-1 of the Company Law.

(I)
Initiatives to Upgrade Corporate Governance

In the year under review, the Board of Directors met on 21 occasions, and the Executive Officers Meeting gathered on 35 occasions to discuss important management-related matters and make important business execution decisions. The Board of Statutory Auditors met on 14 occasions to make decisions on audit policies, audit plans, and other matters.

Major decisions on upgrading corporate governance were the following.

May 19, 2006:
Basic policies for constructing internal control systems were decided

September 14, 2006:
Rules concerning reporting to statutory auditors were decided

November 8, 2006:
The Business Ethics Committee (formerly under jurisdiction of the Executive Officers Meeting) was reorganized into the Compliance Committee (under jurisdiction of the Board of Directors), and the Compliance Department was established

March 16, 2007:
Basic policies on establishment of internal control systems were revised

Remuneration for Directors

Remuneration for directors and statutory auditors in the year under review was as follows:

	Number of persons	Remuneration
Directors	11	¥282 million
Statutory auditors	4	¥62 million
Total	15	¥345 million

Notes:
1. Per resolution of the 29th General Shareholders' Meeting held on June 22, 2006, the combined remuneration for directors is limited to ¥420 million per year.
2. Per resolution of the 26th General Shareholders' Meeting held on June 27, 2003, the combined remuneration for statutory auditors is limited to ¥8 million per month.
3. There are no directors serving concurrently as employees.
4. Within the above amounts, combined remuneration for the outside directors and outside statutory auditors (3 persons in total) was ¥27 million in the year under review.
5. Per resolution of the General Shareholders' Meeting held on June 29, 2006, the Company made the following retirement gratuity payment. Two retiring directors: Payment of ¥36 million

Compensation to Independent Auditors

(A)
Compensation to the Independent Auditor of the Company

Compensation for auditing services, per Article 2-1 of the Certified Public Accountant Law (Law No. 103 of 1948): ¥53,800 thousand

Compensation for other services, per Article 2-1 of the Certified Public Accountant Law: ¥8,946 thousand

Total: ¥62,746 thousand

(B)
Total Compensation to be Paid to Independent Auditors of the Company and Its Consolidated Subsidiaries: ¥80,746 Thousand

Notes:
1. Under the agreement between the Company and its independent auditor, there is no clear distinction between compensation for audits under the Company Law and audits under the Securities Exchange Law. For this reason, only the total compensation amount is listed above.
2. Among major subsidiaries, DC Cash One Ltd. and EASY BUY Public Company Limited use independent auditors different from that of the Company.

Purchase of Treasury Stock

Per Article 165-2 of the Company Law, the Company has included in its Articles of Incorporation a clause allowing purchase via market of its own shares, subject to resolution of the Board of Directors. Such inclusion was made to permit flexible share buybacks according to the Company's business and financial conditions and other circumstances.

Membership of the Board of Directors

As stipulated in the Articles of Incorporation, the Board of Directors consists of 12 members or less.

Resolution Requirement for Election of Directors

Voting on resolutions for election of directors shall take place under the presence of shareholders who represent one-third or more of total voting rights, and a majority of the votes of those shareholders shall be requisite for adoption of the resolution.

Special Resolutions at the General Meeting of Shareholders

For smooth operation of the General Meeting of Shareholders, in accordance with section 309 clause 2 of the Company Law, special resolutions at the Meeting shall be decided in the following manner. As stipulated in the Articles of Incorporation, resolutions are passed if at least two thirds of voting rights are cast in favor, if shareholders representing at least one third of eligible votes are present.

Social Contribution

Based on the basic principle of the "circle of trust" spirit on which it was founded, the ACOM Group's corporate philosophy emphasizes contribution to improved cultural lifestyles.

In line with this philosophy, ACOM aims to build good relations with society and be "the Company next door" and a "corporate citizen in harmony with society" through its wide range of social contribution activities, including social welfare and community initiatives.

ACOM's Social Contribution Activities

Culture, Arts, and Sports

(A)
Miru Concert Monogatari

Since 1994, we have hosted public performances of "Miru Concert Monogatari," an innovative artistic event that combines ancient Japanese silhouettes, live music, and storytelling. To maximize the enjoyment of all visitors throughout Japan, we have organized these concerts in each region, as barrier-free events (i.e. providing easy access to those with physical disabilities). We have held more than 100 of these concerts with the help of regional government agencies and local volunteers who serve alongside ACOM employees as operations staff. In fiscal 2006, we held twelve such concerts, bringing the cumulative total of audiences to 106,331 people.

Education for Enlightenment

(A)
Japan Consumer Finance Association

ACOM's founder, the late Masao Kinoshita, was one of the founding members of the Japan Consumer Finance Association (JCFA). Adhering to the principles of the Sound Development of Consumer Finance and Protecting and Providing Relief for Consumers, JCFA's activities include research, public relations, education for enlightenment and counseling services.

(B)
Consumer Finance Liaison Group

ACOM is an active member of the Consumer Finance Liaison Group. Established in 1997, the Group, which is made up of five leading consumer finance companies, engages in education, financial education support, and disclosure activities associated with consumer finance.

(C)
Voluntary Initiatives by Seven Leading Companies

Seven of Japan's leading consumer finance companies have joined forces with the aim of enhancing the soundness of the consumer finance market. ACOM and its fellow members believe that in order to prevent excessive debt, it is necessary to undertake initiatives that integrate prevention, counseling, and relief. Accordingly, our activities include support for sound household budgeting and the provision of information to ensure the safe use of consumer finance services.

Social Welfare

As part of its commitment to the circle of trust on which it was founded, ACOM provides support for volunteer activities by employees. The ACOM Bluebird Fund was set up in 1984 at the suggestion a single of employees. Contributions made by employees, including funds raised through the collection of used postage stamps, are donated to social welfare organizations.

Community Support

As a corporate citizen, ACOM believes in maintaining active and close ties with local communities. One such relationship is its special sponsorship of the Sapporo Festival Marathon.

Other Initiatives

The Kinoshita Memorial Foundation was established in 1975 out of the strong commitment to education of late Masao Kinoshita, ACOM's founder. The Foundation provides students with scholarships with the aim of fostering the next generation of leaders in Japan and the world.

Board of Directors

As of June 27, 2007

Directors

Chairman

Kyosuke Kinoshita

Deputy Chairman

Yuji Ohashi

President

Shigeyoshi Kinoshita

Senior Managing Director

Kazuhiro Shimada

Managing Director

Shigeru Akaki

Junya Fukuda

Osamu Moriya

Satoru Tomimatsu

Kiyoshi Tachiki

Shozo Tanaka

Director

Katsunori Nagayasu (Outside)

Statutory Auditors

Tatsuaki Murata

Satoshi Ito (Independent)

Minoru Ikeda (Independent)

Norikatsu Takahashi (Independent)

Executive Officers

President & Chief Executive Officer

Shigeyoshi Kinoshita

Senior Executive Managing Officer

Kazuhiro Shimada
- Corporate Planning Department
- Overseas Business Development Department
- Credit Administration Department

Executive Managing Officer

Shigeru Akaki
- Human Resources Department
- General Affairs Department
- Corporate Management Department

Junya Fukuda
- System Development & Administration Department
- Customer Relations Department

Osamu Moriya
- Internal Audit Department
- Compliance Department
- Employment Counseling Office

Satoru Tomimatsu
- Head of Credit Business Promotion Division
- Advertising Department
- Credit Business Branch Operations Department
- ACM Operation Department
- Call Center Department
- Credit Counseling Department
- Affinity Card Promotion Department
- Credit Business Management Department
- Compliance for Credit Business Promotion Office

Kiyoshi Tachiki
- Credit Marketing Department
- Business Process Planning Department
- Guarantee Business Department

Shozo Tanaka
- Head of Credit Supervision Division
- Credit Supervision Department I
- Credit Supervision Department II
- Compliance for Credit Supervision Office

Shigeru Sato
- Treasury Department
- Public Relations Department

Executive Officer

Masahiko Shinshita

Tsukasa Ashizuka

Etsuro Tabuchi

Kazuo Fukumoto

Akihiko Hyodo

Tatsuo Taki

ACOM in Figures

36
Related Supplementary Data

38
Operating Income, Receivables Outstanding, and Number of Customer Accounts by Segment (Consolidated)

40
Six Year Financial Summary (Consolidated)

42
Seven Year Financial Summary (Non-Consolidated)

46
Other Business and Financial Data (Non-Consolidated)

58
Investor Information

Related Macroeconomic Data (Yearly)

	2001/3	2002/3	2003/3	2004/3
1. Employment-Related Statistics				
The Number of Unemployed People (Millions)	3.20	3.48	3.59	3.42
The Ratio of Unemployed People (%)	4.7	5.2	5.4	5.1
The Ratio of Job Offers to Job Seekers (Times)	0.62	0.56	0.55	0.69
The Total Cash Wage Amount (yoy %)	0.5	-2.1	-2.6	-0.9
Regular Employment Index (yoy %)	-0.3	-0.4	-0.7	-0.3
2. Consumption-Related Statistics				
Consumer Spending (yoy %)	-1.2	-3.4	-0.6	-0.2
Retail Sales (yoy %)	-0.8	-3.3	-3.2	-1.4
3. Financial-Related Statistics, etc.				
Ten-year Government Bond Yield (%)	1.270	1.400	0.700	1.435
Nikkei 225 (Yen)	15,616	11,468	9,611	9,939

Source: Nihon Keizai Shimbun, Inc.

Related Macroeconomic Data (Monthly)

	2005	2006				
	December	January	February	March	April	May
Unemployment Rate (%)	4.4	4.4	4.1	4.2	4.1	4.0
Personal Bankruptcy Applications	16,361	10,479	14,359	16,001	14,302	13,295

Source: Ministry of Public Management, Home Affairs, Posts and Telecommunications (Unemployment Rate)
Source: Supreme Court of Japan (Personal Bankruptcy Applications)

2005/3	2006/3	2007/3
3.08	2.74	2.56
4.6	4.4	4.1
0.86	0.98	1.06
-0.3	0.7	0.1
0.7	0.5	1.3
-0.2	-1.4	-1.2
-0.7	1.3	-0.1
1.320	1.770	1.650
11,321	17,059	17,287

							2007		
June	July	August	September	October	November	December	January	February	March
4.2	4.1	4.1	4.2	4.1	4.0	4.0	4.0	4.0	4.0
15,087	13,494	13,600	13,486	14,041	13,053	14,720	9,381	12,432	13,728

Operating Income by Segment (Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Operating Income	437,572	5.5	434,968	-0.6	433,965	-0.2
Loan Business	398,057	4.6	391,259	-1.7	387,348	-1.0
ACOM CO., LTD.	—	—	386,217	-2.4	379,248	-1.8
DC Cash One Ltd.	—	—	—	—	—	—
EASY BUY Public Company Limited	—	—	5,028	129.5	8,095	61.0
JCK CREDIT CO., LTD.	—	—	13	-65.8	4	-69.2
Credit Card Business	5,096	35.1	5,876	15.3	6,311	7.4
ACOM CO., LTD.	—	—	5,782	15.4	6,227	7.7
JCK CREDIT CO., LTD.	—	—	93	10.7	84	-9.7
Installment Sales Finance Business	25,725	9.0	22,738	-11.6	16,622	-26.9
ACOM CO., LTD.	—	—	14,002	-14.4	9,456	-32.5
EASY BUY Public Company Limited	—	—	1,975	18.5	2,827	43.1
JCK CREDIT CO., LTD.	—	—	6,761	-12.2	4,339	-35.8
Guarantee Business	1,866	483.8	5,037	169.8	7,627	51.4
ACOM CO., LTD.	—	—	5,037	169.8	7,627	51.4
DC Cash One Ltd.	—	—	—	—	—	—
Loan Servicing Business	925	383.9	2,786	201.2	8,762	214.5
Collection of Purchased Receivables	436	192.1	2,088	377.9	7,757	271.5
Rental Business	3,629	-5.8	3,527	-2.8	3,781	7.2
Others	2,271	-13.8	3,742	64.8	3,511	-6.2
Other Financial Businesses	—	—	—	—	42	—

Millions of yen								
2006/3		2007/3					2008/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
445,431	2.6	108,587	215,880	321,228	423,652	-4.9	368,300	-13.1
396,485	2.4	96,691	191,567	285,164	374,590	-5.5	318,800	-14.9
374,233	-1.3	91,121	180,043	266,948	348,519	-6.9	285,400	-18.1
11,354	—	3,155	6,449	9,858	13,220	16.4	14,100	6.7
10,895	34.6	2,413	5,074	8,356	12,850	17.9	19,300	50.2
0	-77.5	0	0	0	0	-76.8	—	—
6,462	2.4	1,571	3,125	4,669	6,128	-5.2	5,700	-7.0
6,389	2.6	1,552	3,088	4,613	6,054	-5.3	5,600	-7.5
72	-14.0	18	37	55	74	3.2	100	35.1
14,839	-10.7	2,789	5,185	7,564	10,106	-31.9	7,600	-24.8
5,802	-38.6	1,098	2,067	2,982	3,811	-34.3	—	—
6,762	139.2	1,309	2,413	3,595	5,072	-25.0	4,300	-15.2
2,275	-47.6	381	705	985	1,222	-46.3	3,300	170.0
6,651	-12.8	1,945	4,289	6,599	9,244	39.0	10,800	16.8
6,244	-18.1	1,569	3,457	5,102	7,071	13.2	7,500	6.1
406	—	375	832	1,496	2,172	434.7	3,300	51.9
14,117	61.1	3,820	7,226	10,882	13,827	-2.1	17,800	28.7
13,322	71.7	—	6,973	—	13,328	0.0	—	—
4,318	14.2	1,097	2,167	3,348	4,489	4.0	4,800	6.9
2,557	-27.2	671	2,318	3,000	5,265	105.9	2,800	-46.8
331	676.0	111	1,247	1,509	2,581	679.8	1,300	-49.6

Receivables Outstanding by Segment (Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Receivables Outstanding	1,941,244	2.8	1,857,536	-4.3	1,869,685	0.7
Loan Business	1,660,256	2.6	1,623,154	-2.2	1,680,184	3.5
ACOM CO., LTD.	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7
JCK CREDIT CO., LTD.	153	-53.1	66	-56.8	33	-49.8
EASY BUY Public Company Limited	7,212	382.3	10,289	42.7	17,163	66.8
DC Cash One Ltd.	—	—	—	—	59,246	—
Credit Card Business	41,850	30.4	46,731	11.7	49,399	5.7
ACOM MasterCard®	41,114	31.0	45,941	11.7	48,833	6.3
JCK CREDIT CO., LTD.	684	9.6	758	10.8	546	-27.9
Installment Sales Finance Business	237,948	0.2	181,567	-23.7	127,378	-29.8
ACOM CO., LTD.	153,203	-5.0	113,934	-25.6	70,014	-38.5
JCK CREDIT CO., LTD.	77,338	10.5	59,785	-22.7	33,607	-43.8
EASY BUY Public Company Limited	7,406	18.3	7,847	6.0	23,756	202.7
Loan Servicing Business	1,189	706.5	6,082	411.1	12,723	109.2
Guaranteed Receivables	57,926	—	100,971	74.3	78,015	-22.7
ACOM CO., LTD.	57,926	—	100,971	74.3	78,015	-22.7
DC Cash One Ltd.	—	—	—	—	—	—

Number of Customer Accounts by Segment (Consolidated)

	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Loan Business *1	3,161,304	3.4	3,161,894	0.0	3,406,054	7.7
ACOM CO., LTD.	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7
JCK CREDIT CO., LTD.	1,122	-58.7	422	-62.4	167	-60.4
EASY BUY Public Company Limited	127,852	544.1	207,399	62.2	347,003	67.3
DC Cash One Ltd.	—	—	—	—	150,074	—
Credit Card Business *2	1,021,131	0.5	1,071,681	5.0	1,197,784	11.8
ACOM MasterCard®	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0
JCK CREDIT CO., LTD.	6,004	21.2	6,982	16.3	5,609	-19.7
Installment Sales Finance Business *3	991,162	9.4	886,110	-10.6	958,768	8.2
ACOM CO., LTD.	479,182	-1.5	387,261	-19.2	284,782	-26.5
JCK CREDIT CO., LTD.	263,202	6.7	222,424	-15.5	148,059	-33.4
EASY BUY Public Company Limited	248,778	44.3	276,425	11.1	525,927	90.3
Loan Servicing Business *4	10,540	618.0	31,851	202.2	137,808	332.7

Notes: 1. Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance
2. Credit Card Business: Number of cardholders
3. Installment Sales Finance Business: Number of contracts with receivables outstanding
4. Loan Servicing Business: Number of accounts for purchased loans

Millions of yen									
2006/3		2007/3						2008/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %			yoy %
1,852,053	-0.9	1,840,451	1,827,358	1,788,421	1,759,927	-5.0		1,633,900	-7.2
1,703,172	1.4	1,701,404	1,692,422	1,660,206	1,632,310	-4.2		1,509,600	-7.5
1,596,276	-0.3	1,586,814	1,571,342	1,531,285	1,494,399	-6.4		1,334,800	-10.7
20	-38.7	19	18	—	—	—		—	—
29,564	72.3	33,715	36,846	42,588	49,918	68.8		78,400	57.1
74,142	25.1	77,253	80,064	81,536	82,698	11.5		90,000	8.8
48,120	-2.6	47,725	47,111	46,320	44,842	-6.8		47,200	5.3
47,537	-2.7	47,140	46,531	45,725	44,268	-6.9		46,600	5.3
568	4.1	575	574	587	566	-0.4		600	6.0
83,335	-34.6	75,878	66,926	61,879	56,986	-31.6		47,000	-17.5
45,769	-34.6	42,643	38,202	35,362	32,147	-29.8		—	—
17,335	-48.4	15,486	12,891	11,460	9,503	-45.2		34,300	260.9
20,229	-14.8	17,748	15,832	15,056	15,335	-24.2		12,700	-17.2
17,423	36.9	15,442	20,898	20,015	25,788	48.0		30,100	16.7
89,894	15.2	94,309	98,754	102,554	105,977	17.9		148,600	40.2
89,639	14.9	92,693	95,124	95,532	96,850	8.0		123,900	27.9
254	—	1,616	3,630	7,021	9,126	—		24,700	170.7

2006/3		2007/3						2008/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %			yoy %
3,450,636	1.3	3,456,665	3,464,188	3,478,323	3,435,586	-0.4		3,321,500	-3.3
2,859,176	-1.5	2,840,024	2,806,722	2,745,024	2,682,160	-6.2		2,391,800	-10.8
40	-76.0	31	24	—	—	—		—	—
410,142	18.2	430,208	466,293	538,580	556,344	35.6		727,000	30.7
172,183	14.7	176,248	179,646	181,664	182,878	6.2		185,200	1.3
1,259,509	5.2	1,282,575	1,291,331	1,259,418	1,181,806	-6.2		937,400	-20.7
1,253,603	5.2	1,276,566	1,285,319	1,253,339	1,175,910	-6.2		932,000	-20.7
5,709	1.8	5,812	5,815	5,885	5,701	-0.1		5,400	-5.3
671,742	-29.9	560,068	485,142	446,394	421,554	-37.2		371,500	-11.9
205,783	-27.7	190,907	173,292	159,768	147,433	-28.4		—	—
96,023	-35.1	85,925	76,141	67,073	57,840	-39.8		168,500	191.3
369,936	-29.7	283,236	235,709	219,553	216,281	-41.5		203,000	-6.1
200,662	45.6	214,200	217,410	222,635	226,271	12.8		—	—

Six-Year Financial Summary (Consolidated)
Years ended March 31

	Millions of yen
	2002
1. For the Year:	
Operating Income	414,918
Operating Expenses	243,669
Bad-debt-related Expenses *1	72,047
Interest-repayment-related Expenses *2	—
Operating Profit	171,248
Net Income	95,637
2. At Year-end:	
Total Assets	2,166,865
Receivables Outstanding *3	1,888,265
Total Amount of Bad Debts	44,516
Loans to Borrowers in Bankruptcy or Under Reorganization	7,204
Loans in Arrears	21,751
Loans Past Due for Three Months or More	519
Restructured Loans	15,041
Allowance for Bad Debts	81,064
Net Assets *4	582,737
Interest-bearing Debts	1,470,366
3. Per Shares:	Yen
Net Income, Basic	653.18
Net Assets *4	3,983.61
Cash Dividends	80.00
4. Key Financial Ratios:	%
Operating Profit Margin	41.3
ROE *5	17.6
ROA *5	4.7

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, increase or decrease in allowance for bad debts, and increase or decrease in allowance for loss on debt guarantees.
2. The amount of interest-repayment-related expenses represents the sum of interest repayments, ACOM's voluntary waiver of repayments accompanied with interest repayments, and increase or decrease in allowance for loss on interest repayments.
3. Receivables outstanding indicates the total amount of Loan Business, Credit Card Business and Installment Sales Finance Business.
4. From FY2006, total shareholders' equity is being shown as net assets.
5. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.

Millions of yen				
2003	2004	2005	2006	2007
437,572	434,968	433,965	445,431	423,652
290,877	314,577	289,604	335,039	508,755
115,671	140,505	108,453	117,125	137,595
—	—	—	37,228	200,147
146,695	120,391	144,361	110,392	-85,102
75,096	70,319	81,533	65,595	-437,972
2,183,414	2,075,389	2,077,334	2,106,681	2,031,829
1,940,055	1,851,454	1,856,962	1,834,629	1,734,139
60,791	80,259	83,961	114,371	149,453
9,227	9,280	8,906	7,707	7,050
31,302	36,966	37,077	49,904	86,368
1,139	1,787	1,781	1,995	1,645
19,122	32,225	36,196	54,764	54,388
112,549	135,350	130,532	131,620	128,798
644,431	697,166	863,760	927,722	457,165
1,439,905	1,294,571	1,128,226	1,064,585	1,031,394
		Yen		
513.08	487.77	516.23	416.69	-2,786.19
4,405.08	4,855.98	5,456.39	5,901.69	2,863.16
80.00	80.00	100.00	140.00	100.00
		%		
33.5	27.7	33.3	24.8	-20.1
12.2	10.5	10.4	7.3	-63.6
3.5	3.3	3.9	3.1	-21.2

Seven-Year Financial Summary (Non-Consolidated)

Years ended March 31

	Millions of yen	
	2001	2002
1. For the Year:		
Operating Income	366,712	400,818
Operating Expenses	208,205	231,857
Bad-debt-related Expenses *1	51,654	69,997
Interest-repayment-related Expenses *2	—	—
Operating Profit	158,507	168,961
Net Income	80,757	94,777
2. At Year-end:		
Total Assets	1,876,210	2,095,251
Receivables Outstanding *3	1,666,149	1,809,564
Total Amount of Bad Debts	34,596	43,691
Loans to Borrowers in Bankruptcy or Under Reorganization	3,650	7,204
Loans in Arrears	16,866	20,972
Loans Past Due for Three Months or More	518	497
Restructured Loans	13,561	15,016
Allowance for Bad Debts	61,900	77,700
Net Assets *4	502,833	580,716
Interest-bearing Debts	1,283,167	1,417,966
3. Per Shares:	Yen	
Net Income, Basic	550.75	647.31
Net Assets *4	3,429.24	3,969.80
Cash Dividends	65.00	80.00
4. Key Financial Ratios:	%	
Operating Profit Margin	43.2	42.2
ROE *5	17.4	17.5
ROA *5	4.5	4.8
Ratio of Bad Debt Write-offs	2.9	3.2
Bad Debt Ratio (Gross basis) *6	2.3	2.7
Bad Debt Ratio (Net basis) *7	-1.8	-2.1

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, increase or decrease in allowance for bad debts, and increase or decrease in allowance for loss on debt guarantees.

2. Interest-repayment-related expenses represents the sum of interest repayments, ACOM's voluntary waiver of repayments accompanied with interest repayments, and the increase or decrease in allowance for loss on interest repayments.
3. Receivables outstanding indicates the sum of receivables outstanding of the loan business, credit card business, and installment sales finance business.
4. From FY2006, total shareholders' equity is being shown as net assets.
5. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
6. Bad debt ratio (Gross basis) = Total amount of bad debts / loans receivables plus loans to borrowers in bankruptcy or under reorganization.
7. Bad debt ratio (Net basis) = (Bad debts - allowance for bad debts) / loans receivables plus loans to borrowers in bankruptcy or under reorganization.

Millions of yen				
2003	2004	2005	2006	2007
419,258	411,799	402,734	396,637	370,769
276,677	295,918	262,500	290,512	459,762
112,108	135,474	102,462	108,183	129,056
—	—	—	37,227	200,147
142,581	115,880	140,234	106,124	-88,992
77,489	65,648	83,001	64,152	-439,463
2,110,009	2,019,648	1,951,625	1,961,462	1,861,285
1,847,259	1,772,706	1,720,641	1,689,598	1,570,823
60,491	79,754	81,210	109,573	141,307
9,227	9,280	8,377	7,000	6,120
31,128	36,632	35,310	46,709	80,976
1,036	1,638	1,345	1,110	499
19,099	32,204	36,177	54,752	53,711
107,700	129,400	122,400	122,700	121,000
645,386	694,082	862,301	923,408	443,797
1,384,848	1,260,090	1,028,722	945,208	888,587
Yen				
529.45	455.36	525.53	407.52	-2,795.68
4,411.62	4,834.50	5,447.18	5,874.25	2,823.24
80.00	80.00	100.00	140.00	100.00
%				
34.0	28.1	34.8	26.8	-24.0
12.6	9.8	10.7	7.2	-64.3
3.7	3.2	4.2	3.3	-23.0
4.6	6.4	6.1	6.0	8.4
3.7	4.9	5.1	6.9	9.4
-2.9	-3.1	-2.6	-0.8	1.4

Receivables Outstanding (Non-Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Receivables Outstanding	1,772,706	-4.0	1,720,641	-2.9	1,689,598	-1.8
Loan Business	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3
Unsecured Loans	1,548,616	-2.2	1,545,493	-0.2	1,542,256	-0.2
Consumers	1,548,274	-2.1	1,545,295	-0.2	1,542,121	-0.2
Commercials	341	-45.4	197	-42.3	134	-31.5
Secured Loans	64,183	-8.5	56,280	-12.3	54,020	-4.0
Real Estate Card Loan	52,781	-7.2	47,135	-10.7	46,210	-2.0
Credit Card Business	45,973	11.7	48,853	6.3	47,551	-2.7
ACOM MasterCard®	45,941	11.7	48,833	6.3	47,537	-2.7
Installment Sales Finance Business	113,934	-25.6	70,014	-38.5	45,769	-34.6
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	527	0.6	535	1.5	542	1.3
<Reference>						
Guaranteed Receivable	100,971	74.3	137,261	35.9	163,782	19.3

Number of Customer Accounts (Non-Consolidated)

	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Loan Business *1	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5
Unsecured Loans	2,940,345	-2.6	2,890,353	-1.7	2,846,796	-1.5
Consumers	2,939,945	-2.6	2,890,120	-1.7	2,846,643	-1.5
Commercials	400	-39.5	233	-41.8	153	-34.3
Secured Loans	13,728	-5.3	12,563	-8.5	12,380	-1.5
Credit Card Business *2	1,064,699	4.9	1,192,175	12.0	1,253,800	5.2
ACOM MasterCard®	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2
Installment Sales Finance Business *3	387,261	-19.2	284,782	-26.5	205,783	-27.7

Notes: 1. Loan Business: Number of customer accounts with outstanding balance
2. Credit Card Business: Number of cardholders
3. Installment Sales Finance Business: Number of contracts with receivables outstanding

	Millions of yen									
	2007/3								2008/3(E)	
	1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
	1,676,607	-2.3	1,656,081	-3.3	1,612,379	-4.8	1,570,823	-7.0	1,381,400	-12.1
	1,586,814	-1.1	1,571,342	-2.2	1,531,285	-3.9	1,494,399	-6.4	1,334,800	-10.7
	1,533,505	-1.0	1,519,341	-2.1	1,481,086	-3.8	1,446,209	-6.2	1,294,500	-10.5
	1,533,378	-1.0	1,519,223	-2.1	1,480,983	-3.8	1,446,117	-6.2	1,294,500	-10.5
	126	-29.8	118	-29.2	103	-31.1	91	-32.3	0	—
	53,308	-3.2	52,000	-5.6	50,198	-7.6	48,190	-10.8	40,300	-16.4
	—	—	44,899	-3.5	—	—	41,877	-9.4	—	—
	47,149	-3.5	46,536	-4.2	45,732	-6.2	44,276	-6.9	46,600	5.3
	47,140	-3.4	46,531	-4.2	45,725	-6.2	44,268	-6.9	46,600	5.3
	42,643	-33.5	38,202	-32.7	35,362	-31.8	32,147	-29.8	—	—
	542	0.9	544	0.9	542	0.6	541	-0.2	543	0.4
	169,947	17.6	175,188	15.5	177,069	12.9	179,549	9.6	213,900	19.1

	2007/3								2008/3(E)	
	1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
	2,840,024	-1.9	2,806,722	-2.8	2,745,024	-4.4	2,682,160	-6.2	2,391,800	-10.8
	2,827,732	-1.9	2,794,625	-2.8	2,733,226	-4.4	2,670,707	-6.2	2,381,600	-10.8
	2,827,589	-1.9	2,794,493	-2.8	2,733,113	-4.4	2,670,606	-6.2	2,381,600	-10.8
	143	-30.6	132	-32.0	113	-31.1	101	-34.0	0	—
	12,292	-1.1	12,097	-3.1	11,798	-4.8	11,453	-7.5	10,200	-10.9
	1,276,763	6.1	1,285,516	5.3	1,253,533	1.5	1,176,105	-6.2	932,000	-20.8
	1,276,566	6.1	1,285,319	5.3	1,253,339	1.5	1,175,910	-6.2	932,000	-20.7
	190,907	-28.2	173,292	-29.1	159,768	-29.4	147,433	-28.4	—	—

Number of New Loan Customers (Non-Consolidated)

	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Number of New Loan Customers	359,311	-12.0	340,033	-5.4	330,385	-2.8
Unsecured Loans	358,570	-11.8	339,567	-5.3	329,814	-2.9
Consumers	358,570	-11.8	339,567	-5.3	329,814	-2.9
Commercials	0	-100.0	0	—	0	—
Secured Loans	741	-49.0	466	-37.1	571	22.5

Number of Loan Business Outlets (Non-Consolidated)

	2004/3		2005/3		2006/3	
		yoy		yoy		yoy
Number of Loan Business Outlets	1,699	-17	1,785	86	2,003	218
Staffed	381	-87	324	-57	277	-47
Unstaffed	1,318	70	1,461	143	1,726	265
QUICK MUJIN Machine	—	—	38	38	194	156

MUJINKUN (Non-Consolidated)

	2004/3		2005/3		2006/3	
		yoy		yoy		yoy
Number of MUJINKUN Outlets	1,691	-14	1,782	91	2,007	225
Number of MUJINKUN Machine	1,692	-14	1,783	91	2,008	225
QUICK MUJIN Machine	—	—	38	38	201	163

Cash Dispensers and ATMs (Non-Consolidated)

	2004/3		2005/3		2006/3	
		yoy		yoy		yoy
Number of Cash Dispensers and ATMs	76,282	7,067	81,736	5,454	83,868	2,132
Proprietary	1,961	-65	1,891	-70	1,952	61
Open 365 Days/Year	1,957	-63	1,888	-69	1,951	63
Open 24 Hours/Day	1,705	-44	1,662	-43	1,727	65
Tie-up	74,321	7,132	79,845	5,524	81,916	2,071
Others *1	8,424	803	8,684	260	8,903	219

Note: 1. "Others" indicates receipt of payment by convenience stores under an agency agreement.

2007/3								2008/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
81,144	-4.5	150,880	-10.7	210,588	-15.0	268,885	-18.6	186,000	-30.8
81,065	-4.4	150,740	-10.6	210,422	-14.9	268,710	-18.5	186,000	-30.8
81,065	-4.4	150,740	-10.6	210,422	-14.9	268,710	-18.5	186,000	-30.8
0	—	0	—	0	—	0	—	0	—
79	-37.8	140	-51.4	166	-61.6	175	-69.4	0	—

2007/3								2008/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
2,029	26	2,044	41	1,949	-54	1,812	-191	1,702	-110
271	-6	242	-35	182	-95	142	-135	138	-4
1,758	32	1,802	76	1,767	41	1,670	-56	1,564	-106
212	18	218	24	181	-13	119	-75	0	-119

2007/3								2008/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
2,036	29	2,051	44	1,957	-50	1,820	-187	1,701	-119
2,037	29	2,051	43	1,957	-51	1,820	-188	1,701	-119
221	20	227	26	190	-11	128	-73	0	-128

2007/3								2008/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
85,050	1,182	85,913	2,045	86,934	3,066	87,773	3,905	—	—
1,969	17	1,978	26	1,918	-34	1,841	-111	1,850	9
1,968	17	1,977	26	1,918	-33	1,841	-110	—	—
1,745	18	1,750	23	1,698	-29	1,632	-95	—	—
83,081	1,165	83,935	2,019	85,016	3,100	85,932	4,016	—	—
8,919	16	8,976	73	8,947	44	8,464	-439	—	—

Employees (Non-Consolidated)

	2004/3		2005/3		2006/3	
		yoy		yoy		yoy
Number of Employees	4,238	-167	4,096	-142	3,911	-185
Head Office	932	63	925	-7	937	12
Credit Supervision Related	345	43	336	-9	346	10
Financial Service Business Division	3,306	-230	3,171	-135	2,974	-197
Contact Center	943	-116	887	-56	964	77
Credit Card / Installment Business Dept.	346	118	317	-29	281	-36
Guarantee Business Dept.	—	—	48	48	59	11

Average Loan Yield (Non-Consolidated)

	%					
	2002/3		2003/3		2004/3	
		yoy p.p.		yoy p.p.		yoy p.p.
Average Yield *1	23.80	-0.28	23.47	-0.33	23.23	-0.24
Unsecured Loans	24.32	-0.43	23.96	-0.36	23.72	-0.24
Consumers	24.32	-0.44	23.96	-0.36	23.72	-0.24
Commercials	21.59	-1.29	20.04	-1.55	18.96	-1.08
Secured Loans	12.13	0.80	12.15	0.02	12.16	0.01

Note: 1. Average yield = Interest on loans receivable / term average of receivables outstanding at the beginning of the year

Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (Non-Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
	Receivables Outstanding					
Effective Annual Interest Rate		C.R.(%)		C.R.(%)		C.R.(%)
Loans Receivable Outstanding	1,548,274	100.0	1,545,295	100.0	1,542,121	100.0
28.470% and Higher	39,701	2.5	31,483	2.1	25,418	1.6
27.375%	642,084	41.5	652,293	42.2	623,676	40.4
25.000% - 26.500%	338,972	21.9	343,838	22.3	338,043	21.9
20.000% - 24.820%	312,491	20.2	304,686	19.7	314,393	20.4
18.250% - 19.000%	87,939	5.7	79,546	5.1	73,732	4.8
15.000% - 18.000%	92,256	6.0	91,183	5.9	104,125	6.8
Less than 15.000%	34,827	2.2	42,263	2.7	62,731	4.1

2007/3								2008/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
3,889	-22	3,767	-144	3,707	-204	2,956	-955	2,760	-196
957	20	966	29	978	41	866	-71	—	—
350	4	361	15	362	16	329	-17	—	—
2,932	-42	2,801	-173	2,729	-245	2,090	-884	—	—
933	-31	940	-24	1,020	56	765	-199	—	—
270	-11	255	-26	248	-33	191	-90	—	—
71	12	94	35	98	39	86	27	—	—

%							
2005/3		2006/3		2007/3		2008/3(E)	
	yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
23.13	-0.10	22.94	-0.19	21.91	-1.03	19.61	-2.30
23.55	-0.17	23.32	-0.23	22.25	-1.07	19.89	-2.36
23.55	-0.17	23.32	-0.23	22.25	-1.07	19.89	-2.36
17.12	-1.84	16.63	-0.49	15.51	-1.12	15.28	-0.23
12.27	0.11	12.38	0.11	12.11	-0.27	11.14	-0.97

Millions of yen									
2007/3								2008/3(E)	
Receivables Outstanding									
1st quarter	C.R.(%)	2nd quarter	C.R.(%)	3rd quarter	C.R.(%)	4th quarter full term	C.R.(%)		C.R.(%)
1,533,378	100.0	1,519,223	100.0	1,480,983	100.0	1,446,117	100.0	1,294,500	100.0
24,089	1.6	22,993	1.5	21,673	1.5	20,506	1.4	4,300	0.3
607,556	39.6	589,938	38.8	563,535	38.1	537,612	37.2	291,800	22.5
323,048	21.0	309,397	20.4	299,407	20.2	289,512	20.0	128,600	9.9
303,535	19.8	304,813	20.1	285,110	19.2	278,943	19.3	139,400	10.8
71,659	4.7	70,566	4.6	85,401	5.8	83,666	5.8	57,800	4.5
136,364	8.9	151,271	10.0	157,653	10.6	169,235	11.7	602,500	46.6
67,125	4.4	70,241	4.6	68,200	4.6	66,641	4.6	70,100	5.4

Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (Non-Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
	Receivables Outstanding					
Classified Receivable Outstanding (Thousands of Yen)		C.R. (%)		C.R. (%)		C.R. (%)
≦100	20,278	1.3	19,936	1.3	20,000	1.3
100< ≦300	124,248	8.0	116,143	7.5	110,773	7.2
300< ≦500	599,785	38.7	599,363	38.8	591,294	38.4
500< ≦1,000	307,933	20.0	295,102	19.1	278,185	18.0
1,000<	496,029	32.0	514,749	33.3	541,866	35.1
Total	1,548,274	100.0	1,545,295	100.0	1,542,121	100.0

Number of New Customers by Annual Income [Unsecured Loans] (Non-Consolidated)

	2003/3			2004/3		
	Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount
Annual Income (Millions of Yen)		C.R. (%)	Thousands of yen		C.R. (%)	Thousands of yen
≦2	96,455	23.7	136	86,242	24.1	123
2< ≦5	255,555	62.9	161	227,416	63.4	151
5< ≦7	36,465	8.9	204	30,252	8.4	193
7< ≦10	15,014	3.7	225	12,214	3.4	217
10<	3,196	0.8	239	2,446	0.7	229
Total	406,685	100.0	162	358,570	100.0	151

Composition Ratio of Customer Accounts by Age [Unsecured Loans] (Non-Consolidated)

	%			
	2002/3		2003/3	
	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
Under 29	26.3	22.9	25.3	21.8
Age 30 - 39	28.1	27.3	28.7	28.0
Age 40 - 49	20.7	21.7	20.5	21.7
Age 50 - 59	17.7	19.6	17.9	19.7
Over 60	7.2	8.5	7.6	8.8
Total	100.0	100.0	100.0	100.0

Millions of yen									
2007/3								2008/3(E)	
Receivables Outstanding									
1st quarter	C.R. (%)	2nd quarter	C.R. (%)	3rd quarter	C.R. (%)	4th quarter full term	C.R. (%)		C.R. (%)
19,991	1.3	19,828	1.3	19,400	1.3	19,518	1.4	18,200	1.4
109,971	7.2	109,517	7.2	107,598	7.3	106,969	7.4	98,500	7.6
587,109	38.3	578,639	38.1	559,047	37.7	540,562	37.4	471,400	36.4
274,038	17.9	269,265	17.7	260,395	17.6	252,047	17.4	217,700	16.8
542,268	35.3	541,972	35.7	534,541	36.1	527,019	36.4	488,700	37.8
1,533,378	100.0	1,519,223	100.0	1,480,983	100.0	1,446,117	100.0	1,294,500	100.0

2005/3			2006/3			2007/3		
Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount
	C.R. (%)	Thousands of yen		C.R. (%)	Thousands of yen		C.R. (%)	Thousands of yen
83,370	24.5	134	82,914	25.1	139	67,354	25.1	135
214,180	63.1	158	207,675	63.0	158	168,883	62.9	158
28,065	8.3	199	26,279	8.0	192	21,327	7.9	192
11,712	3.4	230	10,746	3.2	220	9,199	3.4	221
2,240	0.7	247	2,200	0.7	243	1,947	0.7	244
339,567	100.0	158	329,814	100.0	159	268,710	100.0	158

%							
2004/3		2005/3		2006/3		2007/3	
Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
24.2	21.6	23.1	21.6	22.1	22.5	20.5	23.2
29.3	28.5	29.5	28.7	29.3	28.1	29.2	27.5
20.5	21.5	20.7	21.3	20.9	21.6	21.3	20.9
18.0	19.3	18.3	19.0	18.9	18.7	19.3	19.7
8.0	9.1	8.4	9.4	8.8	9.1	9.7	8.7
100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (Non-Consolidated)

	%			
	2002/3		2003/3	
	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
Male	73.3	70.0	73.3	69.2
Female	26.7	30.0	26.7	30.8

Bad Debt Write-offs (Non-Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Bad Debt Write-offs	112,598	38.0	108,446	-3.7	107,239	-1.1
Loans Receivable	103,093	36.7	97,166	-5.7	95,826	-1.4
Unsecured Loans	100,781	34.3	96,415	-4.3	95,053	-1.4
Secured Loans	2,312	494.8	750	-67.5	772	2.9
ACOM MasterCard®	4,745	41.9	4,394	-7.4	3,905	-11.1
Installment Sales Finance	2,890	17.6	3,095	7.1	2,088	-32.5
Guarantee	1,860	506.1	3,785	103.5	5,409	42.9
Average Amount of Bad Debt Write-offs per Account for Unsecured Loans (Thousands of yen)	395	8.8	408	3.3	425	4.2
<Reference> Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	527	0.6	535	1.5	542	1.3

Ratio of Bad Debt Write-offs (Non-Consolidated) *1, 2

	%					
	2004/3		2005/3		2006/3	
		yoy p.p.		yoy p.p.		yoy p.p.
Loans Receivable	6.38	(1.82)	6.05	(-0.33)	5.99	(-0.06)
Unsecured Loans	6.50	(1.76)	6.23	(-0.27)	6.15	(-0.08)
Secured Loans	3.55	(3.01)	1.31	(-2.24)	1.41	(0.10)
ACOM MasterCard®	10.32	(2.19)	8.98	(-1.34)	8.20	(-0.78)
Installment Sales Finance	2.54	(0.94)	4.39	(1.85)	4.53	(0.14)
<Reference> Guarantee	1.80	(1.28)	2.68	(0.88)	3.18	(0.50)

Notes: 1. Ratio of bad debt write-offs
Loan Business = Bad debt write-offs of loan business / (loans receivables plus loans to borrowers in bankruptcy or under reorganization)
ACOM MasterCard® = Bad debt write-offs of ACOM MasterCard® / card shopping receivables
Installment Sales Finance Business = Bad debt write-offs of installment sales finance / installment receivables
Guarantee = Bad debt write-offs of guarantee / (guaranteed receivables plus payments in subrogation)
2. Figures in brackets indicate year-on-year change in percentage points.

%							
2004/3		2005/3		2006/3		2007/3	
Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
73.4	69.0	73.5	69.5	73.3	69.8	73.2	70.1
26.6	31.0	26.5	30.5	26.7	30.2	26.8	29.9

Millions of yen									
2007/3								2008/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
28,775	12.8	58,892	13.6	96,573	20.8	138,977	29.6	163,000	17.3
25,649	13.0	52,784	14.2	87,152	22.0	126,038	31.5	150,100	19.1
25,510	12.9	52,462	14.3	86,757	22.4	125,515	32.0	149,500	19.1
139	22.9	321	2.9	394	-28.8	523	-32.2	600	14.7
967	-3.5	1,879	-4.2	2,962	1.0	4,123	5.6	4,200	1.9
358	-39.8	701	-38.8	947	-43.7	1,277	-38.9	—	—
1,768	47.8	3,496	39.4	5,480	39.2	7,495	38.6	8,700	16.1
—	—	427	0.7	—	—	438	3.1	—	—
542	0.9	544	0.9	542	0.6	541	-0.2	543	0.4

%									
2007/3								2008/3(E)	
1st quarter	yoy p.p.	2nd quarter	yoy p.p.	3rd quarter	yoy p.p.	4th quarter full term	yoy p.p.		yoy p.p.
1.61	(0.20)	3.35	(0.48)	5.68	(1.21)	8.42	(2.43)	11.22	(2.80)
1.66	(0.20)	3.45	(0.50)	5.85	(1.25)	8.67	(2.52)	11.52	(2.85)
0.26	(0.06)	0.61	(0.05)	0.78	(-0.23)	1.07	(-0.34)	1.39	(0.32)
2.05	(0.00)	4.03	(0.00)	6.46	(0.45)	9.29	(1.09)	9.03	(-0.26)
0.83	(-0.09)	1.82	(-0.18)	2.66	(-0.56)	3.97	(-0.56)	—	—
1.00	(0.20)	1.91	(0.31)	2.95	(0.53)	3.97	(0.79)	3.85	(-0.12)

Bad Debts (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		%		%		%
Total Amount of Bad Debts	60,491	3.65	79,754	4.93	81,210	5.06
Loans to Borrowers in Bankruptcy or Under Reorganization	9,227	0.56	9,280	0.57	8,377	0.52
Applications for Bankruptcy are Proceeded	3,540	0.21	2,951	0.18	2,026	0.13
Applications for the Civil Rehabilitation are Proceeded	2,853	0.17	3,633	0.22	3,176	0.20
Applications for the Civil Rehabilitation are Determined	815	0.05	1,775	0.11	2,328	0.15
Loans in Arrears *1	31,128	1.88	36,632	2.27	35,310	2.20
Loans Past Due for Three Months or More	1,036	0.06	1,638	0.10	1,345	0.08
Restructured Loans	19,099	1.15	32,204	1.99	36,177	2.25

Note: 1. In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		%		%		%
11 days ≦ < 3 months	18,971	1.15	19,475	1.21	17,239	1.07
31 days ≦ < 3 months	9,761	0.59	11,076	0.69	9,902	0.62
11 days ≦ < 31 days	9,210	0.56	8,399	0.52	7,337	0.46

Allowance for Bad Debts (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Allowance for Bad Debts	107,700	38.6	129,400	20.1	122,400	-5.4
Allowance for Bad Debts calculated by former method	—	—	—	—	—	—
Ratio of Allowance for Bad Debts (%) *1	5.91	—	7.37	—	7.15	—
General Allowance for Bad Debts	67,127	—	82,898	23.5	76,870	-7.3
Unsecured Consumer Loans	59,980	—	74,888	24.9	69,348	-7.4
Specific Allowance for Bad Debts	40,184	—	44,929	11.8	43,657	-2.8
Increase or Decrease in Allowance for Bad Debts	30,000	89.9	21,700	-27.7	-7,000	-132.3
Allowance for Loss on Debt Guarantees	474	—	1,865	293.5	2,880	54.4
Increase or Decrease in Allowance	461	—	1,391	201.7	1,015	-27.0

Notes: 1. (Allowance for bad debts calculated by former method): it is calculated based on the method used before the change of expression of Allowance for loss on interest repayments from interim accounting period as of September 2006.

2. Ratio of allowance for bad debts (%) = $\frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus installment receivables (excluding deferred income on installment sales finance)}} \times 100$

Allowance for Loss on Interest Repayments (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Allowance for Loss on Interest Repayments	—	—	—	—	—	—
Increase or Decrease in Allowance for Loss on Interest Repayments	—	—	—	—	—	—

Millions of yen									
2006/3		2007/3							
	%	1st quarter	%	2nd quarter	%	3rd quarter	%	4th quarter full term	%
109,573	6.85	119,160	7.50	131,458	8.35	136,772	8.92	141,307	9.44
7,000	0.44	6,912	0.43	6,584	0.42	6,383	0.42	6,120	0.41
1,307	0.08	1,427	0.09	1,279	0.08	1,152	0.08	1,026	0.07
2,716	0.17	2,608	0.16	2,530	0.16	2,539	0.17	2,430	0.16
2,358	0.15	2,309	0.15	2,280	0.14	2,178	0.14	2,108	0.14
46,709	2.92	53,450	3.36	65,306	4.15	73,996	4.82	80,976	5.41
1,110	0.07	997	0.06	567	0.04	615	0.04	499	0.03
54,752	3.42	57,800	3.64	59,000	3.75	55,777	3.64	53,711	3.59

Millions of yen									
2006/3		2007/3							
	%	1st quarter	%	2nd quarter	%	3rd quarter	%	4th quarter full term	%
12,968	0.81	19,475	1.23	20,742	1.32	16,179	1.05	17,223	1.15
7,289	0.46	9,686	0.61	8,334	0.53	7,846	0.51	6,586	0.44
5,679	0.36	9,788	0.62	12,408	0.79	8,333	0.54	10,637	0.71

Millions of yen											
2006/3		2007/3								2008/3(E)	
	yoy %	1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
122,700	0.2	131,800	13.1	98,406	-15.9	112,400	-5.2	121,000	-1.4	156,500	29.3
—	—	—	—	144,500	—	160,577	—	177,600	—	208,400	—
7.26	—	7.88	—	5.96	—	6.99	—	7.72	—	11.33	—
66,810	-13.1	69,417	-4.2	46,178	-35.1	50,182	-34.9	54,257	-18.8	—	—
61,187	-11.8	63,541	-2.6	40,578	-37.0	44,875	-36.3	48,963	-20.0	—	—
54,276	24.3	60,874	43.7	50,713	14.9	60,631	52.3	65,145	20.0	—	—
300	104.3	9,100	254.2	-24,293	—	-10,300	—	-1,700	-666.7	35,500	—
3,330	15.6	3,680	24.3	3,810	27.4	3,770	20.1	3,670	10.2	4,370	19.1
450	-55.7	350	337.5	480	—	440	69.2	340	-24.4	700	—

Millions of yen											
2006/3		2007/3								2008/3(E)	
	yoy %	1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
23,700	—	25,000	—	357,500	—	335,391	—	490,000	—	352,433	—
23,700	—	1,300	—	333,800	—	311,691	—	466,300	—	-137,567	—

Funds Procurement (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		C.R.(%)		C.R.(%)		C.R.(%)
Borrowings	1,417,966	100.0	1,384,848	100.0	1,260,090	100.0
Indirect	1,035,186	73.0	1,053,068	76.0	951,210	75.5
City Banks	37,017	2.6	35,065	2.5	35,386	2.8
Regional Banks	56,634	4.0	58,300	4.2	51,147	4.1
Former Long-term Credit Banks	85,608	6.0	93,880	6.8	76,968	6.1
Trust Banks	433,001	30.5	409,257	29.6	403,081	32.0
Foreign Banks	46,000	3.3	63,000	4.5	37,500	3.0
Life Insurance Companies	268,215	18.9	263,779	19.0	245,773	19.5
Non-Life Insurance Companies	51,434	3.6	50,043	3.6	44,723	3.5
Others	57,277	4.1	79,744	5.8	56,632	4.5
Direct	382,780	27.0	331,780	24.0	308,880	24.5
Straight Bonds	295,000	20.8	295,000	21.3	285,000	22.6
Convertible Bonds	50,000	3.5	—	0.0	—	—
Commercial Paper	10,000	0.7	10,000	0.7	—	—
Securitization of Installment Sales Finance Receivable	3,900	0.3	2,900	0.2	—	—
Others	23,880	1.7	23,880	1.7	23,880	1.9
Short-term	13,562	1.0	16,400	1.2	11,500	0.9
Long-term	1,404,403	99.0	1,368,448	98.8	1,248,590	99.1
Fixed	1,154,619	81.4	1,171,837	84.6	1,093,395	86.8
Interest Rate Swaps (Notional)	96,648	6.8	142,310	10.3	188,321	14.9
Interest Cap (Notional)	117,000	8.3	117,000	8.4	82,000	6.5
Average Interest Rate on Funds Procured During the Year (%)	2.13	—	2.10	—	1.96	—
Average Nominal Interest Rate on Funds Procured During the Year *1	1.88	—	1.85	—	1.67	—
Floating Interest Rate	1.77	—	1.89	—	1.55	—
Fixed Interest Rate	2.21	—	2.14	—	2.04	—
Short-term	1.07	—	0.56	—	0.64	—
Long-term	2.19	—	2.11	—	1.96	—
Direct	1.88	—	1.86	—	1.82	—
Indirect	2.21	—	2.18	—	2.00	—
<Reference>						
Term Average of Long-term Prime Rate	1.80	—	1.79	—	1.58	—

Note: 1. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

Millions of yen									
2005/3		2006/3		2007/3			2008/3(E)		
	C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
1,028,722	100.0	945,208	100.0	888,587	-6.0	100.0	787,200	-11.4	100.0
719,842	70.0	614,288	65.0	580,627	-5.5	65.3	507,200	-12.6	64.4
21,430	2.1	24,487	2.6	21,306	-13.0	2.4	—	—	—
32,791	3.2	19,330	2.0	18,433	-4.6	2.1	—	—	—
53,979	5.2	41,049	4.3	46,871	14.2	5.3	—	—	—
337,951	32.9	290,093	30.7	269,340	-7.2	30.3	—	—	—
6,500	0.6	6,500	0.7	7,500	15.4	0.8	—	—	—
189,090	18.4	152,749	16.2	112,581	-26.3	12.7	—	—	—
29,439	2.9	21,659	2.3	16,530	-23.7	1.8	—	—	—
48,662	4.7	58,421	6.2	88,066	50.7	9.9	—	—	—
308,880	30.0	330,920	35.0	307,960	-6.9	34.7	280,000	-9.1	35.6
265,000	25.8	265,000	28.0	260,000	-1.9	29.3	—	—	—
—	—	—	—	—	—	—	—	—	—
20,000	1.9	50,000	5.3	40,000	-20.0	4.5	—	—	—
—	—	—	—	—	—	—	—	—	—
23,880	2.3	15,920	1.7	7,960	-50.0	0.9	—	—	—
22,500	2.2	51,000	5.4	60,000	17.6	6.8	10,000	-83.3	1.3
1,006,222	97.8	894,208	94.6	828,587	-7.3	93.2	777,200	-6.2	98.7
900,468	87.5	805,086	85.2	762,560	-5.3	85.8	736,700	-3.4	93.6
161,712	15.7	207,053	21.9	236,505	14.2	26.6	—	—	—
82,000	8.0	7,000	0.7	—	—	—	—	—	—
1.92	—	1.84	—	1.86	—	—	2.19	—	—
1.61	—	1.47	—	1.53	—	—	1.79	—	—
1.66	—	1.33	—	1.81	—	—	2.16	—	—
1.96	—	1.69	—	1.87	—	—	2.19	—	—
0.80	—	0.19	—	0.46	—	—	1.19	—	—
1.92	—	1.90	—	1.95	—	—	2.21	—	—
1.80	—	1.64	—	1.53	—	—	1.71	—	—
1.97	—	1.94	—	2.04	—	—	2.44	—	—
1.69	—	1.76	—	2.39	—	—	—	—	—

Investor Information

As of March 31, 2007

Stock Index and Trading Volume



Index
Thousands of Shares
250
200
150
100
50
0
25,000
20,000
15,000
10,000
5,000
0
'02/4
'02/10
'03/4
'03/10
'04/4
'04/10
'05/4
'05/10
'06/4
'06/10
'07/4
ACOM Share Price
TOPIX
ACOM Trading Volume per Month (right)

Principal Shareholders

Name	Number of shares held	% of ownership of voting right
Maruito Shokusan Co., Ltd.	27,346,755	17.40
Mitsubishi UFJ Financial Group, Inc.	20,732,340	13.19
Hero & Co.*	19,715,286	12.54
Maruito Co., Ltd.	12,553,343	7.99
Kinoshita Memorial Foundation	9,219,232	5.86
Mellon Bank Treaty Clients Omnibus	4,879,934	3.10
Maruito Shoten Co., Ltd.	3,873,320	2.46
Japan Trustee Services Bank, Ltd. (Trust Accounts)	3,459,650	2.20
Kyosuke Kinoshita	3,240,321	2.06
Katsuhiro Kinoshita	3,230,368	2.06

*Hero & Co. is a nominee of The Bank of New York, which is a depositary and transfer agent for American Depositary Receipts (ADR).

Breakdown of Shareholders



Treasury Stock 1.52%
Japanese Financial Institutions and Insurance Companies 10.47%
Japanese Individuals and Other 14.26%
Japanese Securities Companies 0.22%
Foreign Corporation and Individuals 25.83%
Other Japanese Corporations 47.70%

ADR (American Depositary Receipts) Information

Type:	Sponsored Level-1 Program
ADR Ratio:	4ADRs : 1 Ordinary Share
Symbol:	ACMUY
CUSIP:	004845202
Market:	The U.S. Market for OTC (Over-the-Counter)
Depositary Bank:	The Bank of New York 101 Barclay Street, 22W, NEW YORK, NY 10286, U.S.A. TEL: 1-212-815-2042 Toll-free number from the United States: 888-269-2377 (888-BNY-ADRS) URL: http://www.adrbny.com

Other Data

Transfer Agent:
Mitsubishi UFJ Trust and Banking Corporation

Stock Listing:
First Section of Tokyo Stock Exchange

General Shareholders' Meeting:
June 27, 2007

Number of Stock Issued:
159,628,280

Number of Shareholders:
12,786

Financial Section

[illegible]
[illegible]

[illegible]
[illegible]

[illegible]
[illegible]

Management's Discussion and Analysis

Operating Environment

In fiscal 2006, ended March 31, 2007, the Japanese economy remained on a path of overall moderate recovery, as continued strength in corporate earnings helped boost private sector capital spending. The economy also benefited from recovery in the employment situation, characterized by a growing sense of a labor shortage, as well as a firming of consumer consumption. However, the operating environment surrounding the ACOM Group was affected by a number of factors. In addition to a shrinking overall market—a structural trend caused by Japan's low birth rate and aging population—the consumer finance industry faced a major backlash as press reports about the handling of group life insurance contracts for consumer credit tainted the sector with a negative image. Meanwhile, the Regulations Governing Money Lending Business Law was amended in December 2006, and will be fully enforced by the end of 2009. The amendments include reducing the maximum interest rate on loans under the Interest Rate Restriction Law (IRRL) and placing restrictions on total lending amounts. This has already sparked new competition among finance companies seeking to advance their operations within the parameters of the IRRL, heightening the battle to attract high-quality customers.

Moreover, the announcement of guidelines by the Japanese Institute of Certified Public Accountants (JICPA) prompted all consumer finance companies to provide massive allowances for losses on interest repayments. Nevertheless, claims for interest repayments exceeded expectations, forcing lenders to make additional provisions at the end of the fiscal year and underscoring a very difficult business environment.

Trends in the TANKAN Survey (Quarterly)


Production Capacity D.I. (Overall Industry)
Employment Conditions D.I. (Overall Industry)
(% point)
40.0
30.0
20.0
10.0
0
-10.0
-20.0
'99/3 '00/3 '01/3 '02/3 '03/3 '04/3 '05/3 '06/3 '07/3
"Excessive"
"Insufficient"
Large Enterprises
Medium-Sized Enterprises
Small Enterprises

Review and Analysis of Consolidated Results

Overall Performance

In addition to the difficult operating environment, in fiscal 2006 ACOM (the parent company) made a ¥490.0 billion allowance for loss on interest repayments. The number of new contracts fell below the previous year's level and expenses were recorded for emergency management innovation measures. Accordingly, consolidated operating income amounted to ¥423.6 billion, down 4.9% from fiscal 2005. The Group posted an operating loss of ¥85.1 billion and a net loss of ¥437.9 billion.

On a non-consolidated basis, the Company reported operating income of ¥370.7 billion (down 6.5%), an operating loss of ¥88.9 billion, and a net loss of ¥439.4 billion.

Facing these challenges, the Group stepped up compliance-oriented activities and swiftly created a new loan business model in preparation for the amended law to come into force. We also formulated a set of Group Management Reforms aimed at securing long-term profits and building an operating foundation conducive to sustained future growth. At the same time, we undertook drastic reforms to our cost structure to enhance operating efficiency and strove to reinforce our sales capability.

Specific reforms to our cost structure undertaken in fiscal 2006 included reorganizing the Group's installment sales finance business and preparing the groundwork to merge three subsidiaries involved in real estate architectural design, construction, and management. We also promoted a voluntary retirement program, converted our sales outlets to unstaffed outlets, and integrated our call centers, and worked to reconstruct our mainstay computer system.

The Group also worked to tap new growth markets overseas, centering on Asia. In addition to aggressive promotion of existing businesses in Thailand and other areas, we set up representative offices in Beijing (China) and Ho Chi Minh City (Vietnam) and prepared to acquire shares in PT. BANK NUSANTARA PARAHYANGAN Tbk, a bank in Indonesia.

Results by Segment

I

Operating Income and Outstanding Balance

Loan Business

In fiscal 2006, operating income from our core loan business declined 5.5%, to ¥374.5 billion. Receivables outstanding at fiscal year-end amounted to ¥1,632.3 billion, down 4.2% from a year earlier. On a non-consolidated basis, segment operating income fell 6.9%, to ¥348.5 billion, and receivables outstanding decreased 6.4%, to ¥1,494.3 billion. For the year, the average yield for unsecured consumer loans extended by the parent company was 22.25%, down 107 basis points from the previous period, reflecting our increasing adoption of interest incentives for preferred customers.

DC Cash One Ltd. (hereinafter DC Cash One), which develops its business using the brand of Mitsubishi UFJ Financial Group, Inc., posted a 16.4% jump in operating income in its loan business, to ¥13.2 billion, and an 11.5% rise in receivables outstanding, to ¥82.6 billion.

Overseas, operating income from the loan business of EASY BUY Public Company Limited (hereinafter EASY BUY), a consolidated subsidiary in Thailand, increased 17.9%, to ¥12.8 billion, and its balance of receivables outstanding surged 68.8%, to ¥49.9 billion. In July 2005, the Bank of Thailand lowered the maximum interest rate on loans, which negatively affected profitability. Although we reassessed our lending criteria and worked to improve the quality of credit, we succeeded in maintaining a high rate of growth.

With respect to the loan business of ACOM (the parent company), we pursued the urgent task of improving our business structure to permit generation of stable earnings assuming an average yield for unsecured consumer loans in the 16% range. While keeping a good balance between maintaining service levels and improving efficiency, we reorganized our loan sales operations—including a shift from staffed to unstaffed outlets and closure of certain unstaffed outlets—and centralized our four contact centers and 12 service centers into two locations each, thus raising efficiency.

Credit Card Business

In the credit card business, operating income declined 5.2% from the previous year, to ¥6.1 billion. The year-end balance of receivables outstanding was down 6.8%, to ¥44.8 billion. In this business, we issue ACOM MasterCard® via immediate card-issuing machines linked to our MUJINKUN network of automatic contract machines, and we also issue cards in alliance with merchants who are strong in their respective fields. Due to a decline in the number of loan customers, however, the number of cardholders fell 6.2%, to 1,181 thousand at fiscal year-end. Due to reductions in maximum interest rates, we have found it difficult to achieve profitability in the alliance credit card business. For this reason, we will lower the number of alliance cards, which incur considerable payment commissions, and focus on ACOM MasterCard® in the future.

Installment Sales Finance Business

Consolidated operating income in this segment declined 31.9%, to ¥10.1 billion, and the year-end balance of installment receivables fell 31.6%, to ¥56.9 billion. EASY BUY, our consolidated subsidiary in Thailand, is also involved in the installment sales finance business. Since the reduction of maximum interest rates in that nation, however, EASY BUY has adopted more stringent lending criteria. Consequently, it posted a 25.0% decline in segment operating income, to ¥5.0 billion. Despite these challenges, we will strive to improve the quality of credit, both in Japan and overseas, and place high priority on reassessing contracts with low-profit affiliated merchants.

Seeking to further enhance efficiency and reinforce our sales capabilities in this business, on April 1, 2007, we merged the installment sales finance business of the parent company with JCK CREDIT CO., LTD, a wholly owned subsidiary, leading to the birth of a new company, called AFRESH CREDIT CO., LTD..

Guarantee Business

In this segment, the year-end balance of guaranteed receivables amounted to ¥105.9 billion, up 17.9% from a year earlier. Fees from credit guarantees rose 15.9%, to ¥6.0 billion, and operating income in this segment (including commissions from guarantee services etc.) climbed 39.0%, to ¥9.2 billion.

Since March 2005, we have been expanding our guarantee business in cooperation with RELATES CO., LTD., a wholly owned subsidiary specializing in call center services for regional banks and other guarantee alliance partners, as well as temporary staffing services and consulting services.

In fiscal 2006, we sought to expand the guarantee business of DC Cash One. During the year, DC Cash One began providing guarantee services for the Super IC Card, "Tokyo-Mitsubishi UFJ-VISA," issued by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter BTMU). In August 2006, DC Cash One added an IC credit card, issued by former UFJ branches, and in February 2007 we launched similar services for a card jointly issued by BTMU and East Japan Railway Company. Due to negative media coverage about consumer finance industry, however, our alliance partners are temporarily restraining their loan sales business. Accordingly, the balance of guaranteed receivables of ACOM (parent company) rose only 8.0%, to ¥96.8 billion, representing a slowdown in the rate of growth. Nevertheless, the balance of guaranteed receivables of DC Cash One, which entered this business in the previous fiscal year, reached ¥9.1 billion at the end of fiscal 2006.

Loan Servicing Business

In the loan servicing business, operating income slipped 2.1% year-on-year, to ¥13.8 billion, and total collection of purchased receivables remained mostly unchanged, at ¥13.3 billion.

As financial institutions enter the final stages of disposing of their non-performing loans, the earnings environment has become more and more challenging for IR Loan Servicing, Inc. (hereinafter IR Loan Servicing), which spearheads the Group's activities in this business. Therefore, we have begun considering a new business model for the future. Taking into account the future potential of this business, as well as legal and other considerations, the model will incorporate interaction with ACOM's loan, installment sales finance, credit card, and guarantee businesses to ensure efficient division of responsibilities.

Other Businesses

In fiscal 2006, consolidated operating income from the rental business rose 4.0%, to ¥4.4 billion, and operating income from other businesses life and nonlife insurance agency services real estate-related activities, and others posted a two-fold increase to ¥5.2 billion, owing to higher profitability at RELATES CO., LTD. and other financial service business companies.

Operating Income by Segment

	Millions of Yen		Change
	FY2006	FY2005	
Loan Business	374,590	396,485	(5.5%)
Credit Card Business	6,128	6,462	(5.2%)
Installment Sales Finance Business	10,106	14,839	(31.9%)
Guarantee Business	9,244	6,651	39.0%
Loan Servicing Business	13,827	14,117	(2.1%)
Rental Business	4,489	4,318	4.0%
Other Businesses	5,265	2,557	105.9%

Outstanding Balance at Year-End by Segment

	Millions of Yen		Change
	FY2006	FY2005	
Loan Business	1,632,310	1,703,172	(4.2%)
Credit Card Business	44,842	48,120	(6.8%)
Installment Sales Finance Business	56,986	83,335	(31.6%)
Loan Servicing Business	25,788	17,423	48.0%

2 Consolidated Operating Expenses

In fiscal 2006, consolidated operating expenses amounted to ¥508.7 billion, up 51.8% from the previous fiscal year. Within this total, financial expenses remained mostly unchanged, at ¥20.7 billion. While interest rates are showing moderate increases in line with economic recovery, the Group has successfully reduced interest-bearing liabilities, centering on long-term liabilities, and reaped the benefits of its financial strategy of increasing the ratio of direct borrowings—a low-cost, stable means of fund procurement. Meanwhile, we reduced advertising and promotional expenses and personnel costs (salaries, retirement benefit expenses, etc.) by ¥5.5 billion and ¥3.7 billion, respectively. However, the provision for loss on interest repayments ballooned to ¥200.1 billion (from ¥23.7 billion in fiscal 2005), while provision for bad debts rose ¥15.1 billion, leading to a substantial increase in consolidated operating expenses.

Breakdown of Consolidated Operating Expenses

	Millions of Yen		Change
	FY2006	FY2005	
Operating Expenses	508,755	335,039	173,715
Financial Expenses	20,705	20,711	(6)
Cost of Purchased Loans Receivable	8,114	8,064	49
Cost of Sales	7,497	5,126	2,370
Other Operating Expenses	472,438	301,136	171,301
Advertising Expenses	13,491	19,014	(5,523)
Provision for Bad Debts	130,596	115,477	15,118
Provision for Loss on Guaranteed Receivables	1,960	1,647	312
Bad Debt Expenses	5,039	—	5,039
Provision for Loss on Interest Repayments	200,147	23,700	176,447
Salaries	31,892	33,640	(1,747)
Retirement Benefit Expenses	1,269	3,223	(1,954)
Provision for Directors and Corporate Auditors' Retirement Benefits	93	98	(5)
Welfare Expenses	4,113	4,223	(110)
Leases	13,341	13,747	(405)
Depreciation Expenses	3,772	4,446	(673)
Fees	36,111	32,125	3,985
Others	30,609	49,791	(19,181)

3 Other Income (Expenses)

Total other expenses, net, amounted to ¥347.4 billion. In addition to a ¥317.0 billion special provision for loss on interest repayments, a number of factors led to the increase in other expenses. These included a ¥14.7 billion loss on revaluation of investments in securities (due to an impairment loss on securities held in OMC Card, Inc. (hereinafter OMC Card)), as well as ¥17.9 billion in loss on business restructuring, which included extra retirement expenses associated with the voluntary retirement program and expenses related to reorganization of our loan sales network.

Allowance for Loss on Interest Repayments: Accounting Treatment

Allowance for loss on interest repayments



(100 millions of yen)
5,000
4,000
3,000
2,000
1,000
0
4,900
1,160
3,740
-418
-422
3,170
Provision for loss on interest repayments (extraordinary loss)
332
Allowance for bad debts
2,899
237
Allowance for loss on interest repayments
569
March 31, 2006
April 1, 2006
March 31, 2007
(New method of calculation)
2,001

Interest repayments (allowance draw down)	-422
Debt waived (allowance draw down)	-418
Provision for loss on interest repayments	**+2,001**

Interest-repayment-related expenses

	Millions of yen		
Year to March 2007	1st half	2nd half	Full year
Interest-repayment-related expenses	13,155	186,992	**200,147**
Interest repayments	13,630	28,636	42,266
Bad debt write-offs (debt waived)	16,024	25,856	41,880
Increase or decrease in allowance for loss on interest repayments	(16,500)	132,500	116,000
Allowance for loss on interest repayments	357,500	490,000	

Note: Figures have been truncated.

Financial Condition

Balance Sheets

At the end of fiscal 2006, consolidated total assets amounted to ¥2,031.8 billion, down ¥74.8 billion from a year earlier. Total net assets declined ¥475.4 billion, to ¥450.0 billion. Shareholders' equity (net assets less minority interests) declined ¥477.6 billion, to ¥457.1 billion. As a result, the owner's equity ratio dropped from 44.0% to 22.2%. A detailed breakdown of assets, liabilities, and net assets is given below.

Assets

Total current assets declined ¥24.9 billion, while property and equipment, net, fell ¥2.7 billion, and total investments and other assets declined ¥47.0 billion. Within current assets, loans receivable decreased ¥70.8 billion, and notes and accounts receivable declined ¥29.6 billion due to a fall in transaction volume in the installment sales finance business. By contrast, cash and cash equivalents grew ¥48.9 billion and deferred tax assets rose ¥18.0 billion. Within investments and other assets, investments in securities declined ¥46.1 billion due to impairment of OMC Card.

Liabilities

Total current liabilities declined ¥93.6 billion, but total long-term liabilities rose ¥494.2 billion. Accordingly, total liabilities increased ¥400.5 billion. Among liabilities, interest-bearing debt (including loans and bonds), decreased ¥33.1 billion, and accrued income taxes were down ¥25.8 billion. However, these were significantly outweighed by a ¥466.3 billion allowance for losses on interest repayments.

Net Assets

Total shareholders' equity declined ¥459.9 billion, due to mainly to a ¥460.0 billion fall in earned surplus accompanying the net loss, which amounted to ¥437.9 billion. There was also a decline of ¥18.5 billion in net unrealized gains on other securities. As a result, total net assets declined ¥475.4 billion.

Cash Flows

At March 31, 2007, cash and cash equivalents stood at ¥146.3 billion, up ¥48.9 billion from a year earlier. Details of cash flows for the year are given below.

Net cash provided by operating activities amounted to ¥99.9 billion, practically unchanged from the previous fiscal year. In addition to the loss before income taxes of ¥432.5 billion, a number of non-cash factors boosted operating cash flows. These included a ¥466.3 billion increase in allowance for loss on interest repayments, a ¥76.4 billion decrease in loans receivable, a ¥33.4 billion decrease in notes and accounts receivable, and a ¥14.7 billion increase in loss on revaluation of investments in securities. Factors holding down cash flows included ¥48.8 billion in income taxes paid.

Net cash provided by investing activities totaled ¥308 million. Purchases of property and equipment exceeded sales of property and equipment by ¥2.0 billion, while sales of investments in securities exceeded purchases of investments in securities by ¥1.5 billion. In the previous fiscal year, the Company made substantial investments, including the acquisition of shares in OMC Card. In the absence of such investments in the year under review, cash flows from investing activities improved by ¥45.2 billion year-on-year.

Net cash used in financing activities was ¥53.4 billion, down ¥50.9 billion from the previous year. For the year, total repayments of loans and redemption of bonds outweighed proceeds from loans and bond issuance by ¥41.1 billion, while cash dividends paid amounted to ¥22.0 billion.

Cash Flows

	Millions of Yen		
	FY2006	FY2005	yoy
Net Cash Provided by (Used in) Operating Activities	99,944	100,226	(282)
Net Cash Provided by (Used in) Investing Activities	308	(44,973)	45,282
Net Cash Provided by (Used in) Financing Activities	(53,464)	(104,389)	50,925

Business Risks

The following report on business-related risks details potential risks to the ACOM Group's operations based on our assumptions and views as of the submission date of the Group's annual securities report. In addition, in view of providing disclosure to investors, we include risks that may possibly not be associated with our operations.

However, the following report does not include all potential risks. With future changes in economic and business conditions affecting the consumer finance industry, there may be new risks that arise from various uncertain factors.

Note, however, that forward-looking statements regarding business-related risks are based on our assumptions and views as of the submission date of the Group's annual securities report.

1 Financial Results

(A) Maintaining Profit Levels and Growth Rates

The Group's ability to maintain past profit levels and growth rates will be influenced by numerous factors, some of which are the following.

(a) Changes in the overall consumer credit market
(b) Growth in number of customer accounts and average loan balance
(c) Reductions in the maximum legal interest rates applicable to the loan industry, as well as changes in judicial rulings and legal regulations applicable to the consumer finance industry
(d) Changes in average contracted interest rates received from customers
(e) Changes in number of requests for return of interest repayments, as well as amounts requested
(f) Competition with other companies
(g) Rate of default by customers
(h) The Company's ability to use credit databases to properly screen credit-related information about customers
(i) Japan's overall economic status
(j) The Company's ability to procure funds and costs involved
(k) Advertising and promotional expenses, personnel costs, and other expenses

(B) Performance Trends

The ACOM Group has sought to advance its operations by focusing on customer convenience. For example, we have developed and introduced automated contract machines, enabled immediate issue of ACOM MasterCard®, and increased our network of ATMs and cash dispensers in alliances with other financial institutions. At the same time, we have worked to broaden and upgrade our business through various measures to enhance our corporate image. These include branding initiatives and advertising campaigns centering on the mass media.

Going forward, we will endeavor to reduce costs through improved efficiency while strengthening our monitoring and counseling capabilities in order to respond swiftly and appropriately to changing business conditions. Nevertheless, changes in the domestic economy, the consumer credit market, and competitive factors may have an impact on the Group's business performance in the future.

2 Legal Restrictions

The loan business (consumer finance business), which is the ACOM Group's core activity, is governed by the following laws: Regulations Governing Money Lending Business Law (RMBL) and the Acceptance of Contributions, Money Deposits, and Interest Law (ACMI). Our installment sales (credit card and credit loan businesses) are governed by the Law Concerning Installment Sales (LCIS). The aforementioned laws govern all aspects of their respective businesses.

(A) RMBL and LCIS Regulations and Lending Rate Regulations

Each ACOM Group company engaged in the loan business is registered as an eligible money lender pursuant to Article 3 of the RMBL. The RMBL stipulates several restrictions, including prohibition of excessive lending, prohibition of exaggerated advertising including indication of lending conditions, issue and delivery of documents and receipts, maintenance of book-keeping, restrictions on receipt of blank power of attorney, restrictions on excessive collection activities, and the return of loan certificates to borrowers. The RMBL also defines administrative punishments (suspension of all or part of operations, or revocation of the money lending license) and penalties for money lenders in violation of these provisions.

In addition, the LCIS requires a description of the terms and conditions of the transaction, the issue of a written document, and prevention of excessive purchasing beyond paying capacity, and stipulates penalties in violation of these provisions.

In the event that our business needs to be restricted or restructured due to changes in our business rules following amendment of laws or new judicial judgments, our loan business and installment sales business, in addition to the ACOM Group's overall performance, may be adversely affected.

On January 20, 2007, certain penalties for legal violations were strengthened due to enforcement of the amended RMBL. By December 2007, the RMBL will be renamed as the Money Lending Business Law and will be further amended to include provisions for establishing new finance service associations, stronger rules covering business conduct, and introduction of operational improvement orders. Within 18 months of these amendments taking effect, certification examinations for persons engaged in money lending and a system of designated credit information institutions will be introduced, and within two and a half years, quantitative lending restrictions will come into effect and the ACMI will be revised to lower the cap on interest rates.

The reduction in the interest-rate cap is likely to reduce earnings from our loan business, while the new quantitative lending restrictions may impact upon our balance of loans receivable.

(B) Increase in Loss on Interest Repayments

Apart from interest rate ceilings defined by the ACMI, Article 1, Section 1 of the Interest Rate Restriction Law (IRRL) specifies that, under any loan agreement, the portion of interest that is higher than the interest rate ceiling (20% per annum for principals up to ¥100,000 yen; 18% for principals between ¥100,000 and ¥1 million; and 15% for principals over ¥1 million) is deemed invalid. Section 2 of the above Article stipulates that, in the case where the debtor voluntarily pays the portion of interest in excess of the interest ceiling as specified above, he/she cannot claim reimbursement of the said interest. According to Article 43 of the RMBL, moreover, given that a written document is issued at the inception of the contract as prescribed by law, and that the payment of interest fulfills the conditions set forth therein, the interest is deemed to be valid, notwithstanding the provisions in Article 1, Section 1 of the IRRL.

The interest rates charged on some loan products provided by the ACOM Group exceed the interest rate ceilings specified in the IRRL. In addition, several consumers have taken legal action against consumer finance companies, including ACOM, calling for a reimbursement of payments made, asserting that such payments do not meet a part of the requirements set forth in Article 43 of the RMBL. In some recent court precedents, the plaintiffs' demands were accepted.

There are cases in which our customers (including agents, such as lawyers) request a reduction in the loan amount or reimbursement of excess interest paid, citing obligations for maximum interest rates under the IRRL. In such cases, ACOM is obliged to release the customer from the loan or return the interest payments. The costs of releasing customers from loans and reimbursing interest repayments (hereinafter referred to as "loss on interest repayments") are increasing each year.

To address such increases in loss on interest repayments, since the year ended March 2006 ACOM has provided an allowance for loss on interest repayments. On October 13, 2006, however, the Japanese Institute of Certified Public Accountants (JICPA) announced its "Auditing treatment regarding allowance for loss on interest repayments by consumer finance companies due to claims for interest repayments" (Industry-Specific Audit Committee Report No. 37), which clarifies JICPA's stance with respect to method for calculating said allowances and reasonable period of estimations. In response, ACOM has changed its method for calculating the appropriate size of said allowance. Consequently, at the end of the year under review, the Company set aside ¥490,000 million in allowance for loss on interest repayments and ¥517,208 million in additional provisions for loss on interest repayments.

Due to the future potential for losses on interest repayments, the allowance for loss on interest repayments may need to be increased, which could have an impact on the Group's business performance.

3
Fund Procurement

(A)
Fund Procurement

The ACOM Group primarily secures the necessary funds for its operations and liabilities repayments through cash provided by operating activities, as well as financing activities such as borrowings from financial institutions, including banks and insurance companies, and direct financing from capital markets, including via bond issues. At the end of the year under review, 46.5% of the ACOM Group's outstanding interest-bearing liabilities had been resourced mainly from 10 banks and other financial institutions (excluding those from syndicate loans). While the ACOM Group has steadily diversified its funding resources in recent years, there is no assurance that its existing main banks and lenders will not change their current lending policy due to a potential reorganization of the financial industry in Japan or other factors. Furthermore, there is no assurance that capital markets will always be available as a reliable financing resource in the future.

The ACOM Group has not experienced significant difficulties in raising funds in recent years. However, if our credit rating was to be downgraded by a credit rating agency, this may cause an increase in interest costs and have a negative effect on our fund procurement capabilities in both the public and private placement bond markets. Such events would consequently have a influence on our business performance.

(B)
Interest Rate on Fund Procurement

While interest rates on our fund procurement may fluctuate due to the market environment or other factors, our maximum lending interest rate is limited to 29.2%, according to rules stipulated by the ACMI, irrespective of fluctuations in interest rates on fund procurement. In order to minimize interest-rate risks, the ACOM Group takes various measures, including the use of interest rate caps and swap contracts, and observes a policy of maintaining fixed-interest borrowings as a ratio of total borrowings at 80% or higher, to mitigate the influence of factors such as interest fluctuations. However, possible increases in interest rates may have a negative impact on our business performance in the future.

4
Allowance for Bad Debts

Loans receivable and installment sales receivable constitute the majority of total assets of the ACOM Group. For this reason, we book an allowance for bad debts, based on the conditions of customers and the estimates of pledged collateral value at the end of the fiscal year. An increase of payment delays and uncollected loans receivable might occur due to future changes in economic conditions, the market environment, and the social structure in Japan. There may also be increases in the number of individuals (including loan customers of the ACOM Group) pursuing remedies under legal guardianship pursuant to revisions in legislation, including the Bankruptcy Act, the Law Concerning Specific Conciliation, the Civil Rehabilitation Law, and the Judicial Scrivener Law. Such events may require further increases in the allowance for bad debts, which may have a negative effect on the business performance of the ACOM Group.

5
Problem of Multiple Debtors

To address the problem of debtors who take out excessive loans or credit-card loans from multiple consumer credit companies, the Liaison Group of Consumer Finance Companies announced five urgent tasks: (A) Promote more effective consumer education activities, (B) Improve counseling functions for consumer loan customers, (C) Implement more rigorous credit administration, (D) Review content of advertisement, and (E) Disclose more information more effectively. The Liaison Group has been taking a serious approach to solving the problems of bankruptcies among individuals and heavy debtors, as seen by the Japan Consumer Counseling Fund, which was set up by the Group's leadership on June 13, 1997 with the aim of improving its counseling functions. Moreover, the ACOM Group has been striving to prevent an increase in heavy debtors and the occurrence of unrecoverable loans by implementing regular reviews of personal credit data obtained from personal credit information agencies, in order to determine initial and subsequent credit limits for each individual customer.

In cases where the number of multiple debtors increases due to future changes in economic or market conditions in Japan or other factors, a resulting increase in the allowance for bad debts may have a negative effect on the business performance of the ACOM Group.

6
Information Systems

For the purpose of creating new business, offering services to customers, and implementing effective business management, the ACOM Group is dependent on, and has increased its reliance on, internal and external information and technical systems. Many new customers have opened loan accounts through our MUJINKUN automatic contract machines, and many prefer to access their loan accounts through ATMs installed by ACOM and those of affiliated companies, to take advantage of the convenience of such facilities.

The ACOM Group is further increasing its reliance on cutting-edge software, systems, and networks for managing its retail outlet network, customers, and account data. We are also diversifying our IT systems in order to avoid the negative impact from potential damage or service interruption of communication networks, hardware and software arising from errors, natural disasters, power blackouts, and similar events, as well as disruptions to support services from third parties, including telecommunications carriers and Internet providers.

However, such disruptions, breakdowns, delays, or other interruptions to information or technical systems may result in a decline in the number of customers opening new accounts or payment delays on unpaid balances. These and other factors may lower the trust that consumers place in the ACOM Group and also disrupt its provision of services, which may have a negative effect on its business performance.

In addition, the ACOM Group has a backup center for general ledger system, in order to avoid the possibility of business interruptions. However, it is possible that the Group's business may be suspended in the event of a large scale natural disaster, such as earthquake or flood.

7
Management of Personal Information

Upon the full enactment of the Law Concerning the Protection of Personal Information on April 1, 2005, the ACOM Group, including the parent company and its main subsidiaries, are now regarded as businesses handling personal information as defined by the law. In the management of personal information, including customer information, within the ACOM Group, we have formulated rigorous safety measures for physical security, including controls on entering and leaving the Computer Center, and for information security, such as controlling access to computer systems. Moreover, we have acquired Information Security Management System (ISMS) certification for the operation and maintenance of the Computer Center.

However, if personal information is leaked to other people for any reason whatsoever, the negative effects may not be limited to a worsening of business performance arising from a decline in the reputation of the Group or compensation for damages. In the case of a violation of regulations concerning the handling of personal information, the ACOM Group may be also subjected to administrative recommendations, orders, and penalties.

8
Business and Capital Alliance with Mitsubishi UFJ Financial Group, Inc.

In March 2004, ACOM entered into a business and capital alliance agreement with Mitsubishi Tokyo Financial Group, Inc. (currently Mitsubishi UFJ Financial Group, Inc.). In the event of future changes in the legal system governing banks, including a change in the Banking Law, it is possible that restrictions may be applied to certain business areas currently available to ACOM, its subsidiaries, or affiliate companies when a certain ratio or more of ACOM's total outstanding shares is held by the bank.

Moreover, if a competitor concludes a similar business and capital alliance agreement with a bank or financial institution, the ACOM Group may face more intense competition depending on the nature of such alliance.

9
Investments

To date, the ACOM Group has stepped up its entry into new markets and broadened the scale of its involvement in the consumer credit market, including through the formation of joint ventures. Since the prospect of obtaining profits from such investments is uncertain, there is no assurance that the ACOM Group will be able to set up or expand new joint businesses successfully.

The ACOM Group regularly reviews the profitability and growth potential of each business. It is possible that such reviews may prompt us withdraw from new joint businesses or reduce allocation of human and other resources to such businesses in the future. In the case where a joint business falls short of its profit target, there is a risk that the ACOM Group may not be able to recoup its existing investments.

In addition, in the event that the price of equity securities held by the ACOM Group drops substantially, there is a possibility that losses may be incurred, which could potentially affect the ACOM Group's business results and perhaps reduce its owner's equity ratio.

10
Significant Litigation Cases

With respect to significant litigation in which ACOM is the defendant, at the end of the year under review there was a class-action lawsuit calling for ACOM to refund money paid to an affiliated merchant (one company) for goods and services related to our installment sales finance business.

Although the aggregate amount demanded in the case will not have a significant impact on the business performance of the ACOM Group, it might be possible that similar lawsuits could be instituted in the future, which could have an impact on the reputation of the ACOM Group.

11
Sale of ACOM Shares Held by the Chairman, President & CEO, and Family Members

As of March 31, 2007, Kyosuke Kinoshita, Chairman of ACOM, and Shigeyoshi Kinoshita, President & CEO of ACOM, in conjunction with other family members and associated companies, owned approximately 40% of the total outstanding shares of the Company. If these shareholders sell part of their holdings in the future, there is the possibility that the share price of ACOM will be negatively affected due to increased supply of Company shares in the market.

12
ACOM Shares Held by the Chairman, President & CEO, and Family Members

Since the Kinoshita family and relatives own or control approximately 40% of the total outstanding shares of ACOM, they may assert a dominant influence on important decision-making that will impact the business activities of the Company. These include significant business transactions, such as transfer of the controlling stake in the Company, restructuring of business operations, investment in other businesses or assets, and the terms and conditions of future fund procurement activities.

Consolidated Balance Sheets

ACOM CO., LTD. and Subsidiaries

March 31	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 3) 2007
Assets			
Current assets:			
Cash and cash equivalents	¥ 146,383	¥ 97,399	$ 1,240,008
Marketable securities (Note 5)	3,676	2,015	31,139
Loans receivable (Notes 4 and 6)	1,632,310	1,703,172	13,827,276
Notes and accounts receivable	102,227	131,888	865,963
Purchased receivables	25,788	17,423	218,449
Inventories	2,330	4,084	19,737
Deferred tax assets (Note 8)	60,597	42,591	513,316
Other current assets	32,120	34,233	272,088
Allowance for bad debts	(126,671)	(129,084)	(1,073,028)
Total current assets	1,878,763	1,903,724	15,914,976
Property and equipment:			
Land (Note 14)	16,890	16,999	143,074
Buildings and structures (Note 14)	41,551	43,783	351,977
Equipment (Note 14)	37,274	37,238	315,747
	95,716	98,021	810,808
Accumulated depreciation	(46,508)	(46,018)	(393,968)
Property and equipment, net	49,208	52,002	416,840
Investments and other assets:			
Investments in securities (Note 5)	71,590	117,752	606,437
Investments in affiliates	10,340	10,035	87,590
Telephone rights and other intangible assets (Note 14)	1,204	1,268	10,199
Rental deposits	9,874	10,503	83,642
Prepaid pension expenses (Note 7)	2,310	1,667	19,567
Deferred tax assets (Note 8)	1,147	1,127	9,716
Other	9,517	11,135	80,618
Allowance for bad debts	(2,126)	(2,535)	(18,009)
Total investments and other assets	103,857	150,954	879,771
Total assets	¥ 2,031,829	¥ 2,106,681	$ 17,211,596

See accompanying notes to consolidated financial statements.

March 31	Millions of Yen 2007	2006	Thousands of U.S. Dollars (Note 3) 2007
Liabilities and net assets			
Current liabilities:			
Short-term loans (Note 6)	¥ 113,717	¥ 101,729	$ 963,295
Current portion of long-term debt (Note 6)	227,410	284,633	1,926,387
Accounts payable	4,003	4,777	33,909
Accrued income taxes (Note 8)	502	26,375	4,252
Deferred income on installment sales	7,519	11,485	63,693
Allowance for loss on debt guarantees (Note 11)	1,961	1,647	16,611
Allowance for loss on interest repayments	—	23,700	—
Deferred tax liabilities (Note 8)	—	7	—
Other current liabilities	19,924	14,313	168,775
Total current liabilities	375,037	468,670	3,176,933
Long-term liabilities:			
Long-term debt (Note 6)	690,267	678,222	5,847,242
Allowance for employees' retirement benefits (Note 7)	116	318	982
Allowance for directors' and corporate auditors' retirement benefits	831	851	7,039
Deferred tax liabilities (Note 8)	14,730	22,062	124,777
Allowance for loss on interest repayments	490,000	—	4,150,783
Other long-term liabilities	3,681	3,961	31,181
Total long-term liabilities	1,199,626	705,415	10,162,016
Total liabilities	1,574,664	1,174,085	13,338,958
Commitments and contingent liabilities (Note 11)			
Net assets:			
Shareholders' equity:			
Paid-in capital of common stock:			
Authorized: 532,197,400 shares at March 31, 2007 and 2006			
Issued: 159,628,280 shares at March 31, 2007 and 2006	63,832	63,832	540,720
Capital surplus	76,010	76,020	643,879
Earned surplus (Note 9)	316,007	776,021	2,676,891
Treasury stock, at cost			
2,433,969 shares at March 31, 2007 and 2,438,225 shares at March 31, 2006	(18,508)	(18,538)	(156,781)
Total shareholders' equity	437,342	897,334	3,704,718
Valuation and translation adjustments:			
Net unrealized gains on other securities	13,338	31,886	112,986
Deferred losses on hedges	(0)	—	(0)
Foreign currency translation adjustments	(607)	(1,498)	(5,141)
Total valuation and translation adjustments	12,730	30,387	107,835
Minority interests in consolidated subsidiaries	7,091	4,873	60,067
Total net assets	457,165	932,595	3,872,638
Total liabilities and net assets	¥ 2,031,829	¥ 2,106,681	$ 17,211,596

Consolidated Statements of Operations

ACOM CO., LTD. and Subsidiaries

Years ended March 31	Millions of Yen 2007	2006	2005	Thousands of U.S. Dollars (Note 3) 2007
Operating income:				
Interest on loans receivable	¥ 367,923	¥ 389,387	¥ 380,272	$ 3,116,670
Fees from credit card business	5,845	6,211	6,197	49,512
Fees from installment sales financing	8,515	13,733	15,895	72,130
Fees from credit guarantees	6,028	5,203	6,871	51,063
Collection of purchased receivables	13,328	13,322	7,757	112,901
Other financial income	174	49	20	1,473
Sales	10,513	7,681	8,256	89,055
Other operating income	11,322	9,841	8,693	95,908
Total operating income	423,652	445,431	433,965	3,588,750
Operating expenses:				
Financial expenses	20,705	20,711	22,534	175,391
Cost of purchased receivables	8,114	8,064	5,254	68,733
Cost of sales	7,497	5,126	5,220	63,506
General and administrative expenses	134,694	160,311	148,141	1,140,991
Bad debt expenses	5,039	—	—	42,685
Provision for bad debts	130,596	115,477	106,895	1,106,277
Provision for loss on debt guarantees	1,960	1,647	1,558	16,603
Provision for loss on interest repayments	200,147	23,700	—	1,695,442
Total operating expenses	508,755	335,039	289,604	4,309,656
Operating profit (loss)	(85,102)	110,392	144,361	(720,897)
Other income (expenses):				
Other interest and dividend income	1,308	814	462	11,080
Other interest expense	(0)	(5)	(15)	(0)
Net gain (loss) in affiliates by the equity method	821	734	(1,801)	6,954
Net loss on sale or disposal of property and equipment	(437)	(1,045)	(1,102)	(3,701)
Net gain (loss) on sale of investments in affiliates	(5)	177	—	(42)
Net gain (loss) on sale of investments in securities	196	0	(2)	1,660
Loss on revaluation of investments in securities (Note 5)	(14,794)	—	(353)	(125,319)
Loss on liquidation of investments in trusted real property	—	—	(78)	—
Impairment loss (Note 14)	(8)	(4)	(1,383)	(67)
Special provision for loss on interest repayments	(317,061)	—	—	(2,685,819)
Loss on business restructuring	(17,982)	—	—	(152,325)
Other, net	502	994	302	4,252
Total other income (expenses), net	(347,460)	1,666	(3,972)	(2,943,329)
Income (loss) before income taxes	(432,563)	112,059	140,388	(3,664,235)
Income taxes (Note 8):				
Current	17,388	47,389	49,777	147,293
Deferred	(12,635)	(968)	8,367	(107,030)
Total income taxes	4,753	46,420	58,144	40,262
Minority interests in earnings of consolidated subsidiaries	655	43	710	5,548
Net income (loss)	¥ (437,972)	¥ 65,595	¥ 81,533	$ (3,710,055)
	Yen			U.S. Dollars (Note 3)
Amounts per share:				
Net income (loss):				
Basic	¥(2,786.19)	¥ 416.69	¥ 516.23	$ 23.60
Diluted	—	416.50	515.96	—
Cash dividends	100.00	140.00	100.00	0.84

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

ACOM CO., LTD. and Subsidiaries

	Thousands	Millions of Yen				
	Number of shares of common stock	Paid-in capital of common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance at March 31, 2004	145,628	¥ 17,282	¥ 25,772	¥ 661,536	¥ (11,099)	¥ 693,492
Net income	—	—	—	81,533	—	81,533
Cash dividends	—	—	—	(12,865)	—	(12,865)
Bonuses to directors	—	—	—	(35)	—	(35)
Issuance of new shares of common stock	14,000	46,550	46,550	—	—	93,100
Acquisition of treasury stock	—	—	—	—	(6,999)	(6,999)
Sale of treasury stock	—	—	4,135	—	7,297	11,433
Other changes during the year	—	—	—	—	—	—
Balance at March 31, 2005	159,628	63,832	76,458	730,168	(10,801)	859,658
Net income	—	—	—	65,595	—	65,595
Cash dividends	—	—	—	(19,706)	—	(19,706)
Bonuses to directors	—	—	—	(36)	—	(36)
Acquisition of treasury stock	—	—	—	—	(9,196)	(9,196)
Exercise of stock option	—	—	(438)	—	1,459	1,020
Other changes during the year	—	—	—	—	—	—
Balance at March 31, 2006	159,628	63,832	76,020	776,021	(18,538)	897,334
Net loss	—	—	—	(437,972)	—	(437,972)
Cash dividends	—	—	—	(22,006)	—	(22,006)
Bonuses to directors	—	—	—	(34)	—	(34)
Acquisition of treasury stock	—	—	—	—	(0)	(0)
Exercise of stock option	—	—	(9)	—	30	21
Other changes during the year	—	—	—	—	—	—
Balance at March 31, 2007	159,628	¥ 63,832	¥ 76,010	¥ 316,007	¥ (18,508)	¥ 437,342

	Thousands of U.S. Dollars (Note 3)				
	Paid-in capital of common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	$ 540,720	$ 643,964	$ 6,573,663	$ (157,035)	$ 7,601,304
Net loss	—	—	(3,710,055)	—	(3,710,055)
Cash dividends	—	—	(186,412)	—	(186,412)
Bonuses to directors	—	—	(288)	—	(288)
Acquisition of treasury stock	—	—	—	(0)	(0)
Exercise of stock option	—	(76)	—	254	177
Other changes during the year	—	—	—	—	—
Balance at March 31, 2007	$ 540,720	$ 643,879	$ 2,676,891	$ (156,781)	$ 3,704,718

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

(continued)

ACOM CO., LTD. and Subsidiaries

	Millions of Yen					
	Net unrealized gains on other securities	Deferred losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2004	¥ 5,823	¥—	¥ (2,150)	¥ 3,673	¥ 935	¥ 698,101
Net income	—	—	—	—	—	81,533
Cash dividends	—	—	—	—	—	(12,865)
Bonuses to directors	—	—	—	—	—	(36)
Issuance of new shares of common stock	—	—	—	—	—	93,100
Acquisition of treasury stock	—	—	—	—	—	(6,999)
Sale of treasury stock	—	—	—	—	—	11,433
Other changes during the year	568	—	(140)	428	3,764	4,192
Balance at March 31, 2005	6,392	—	(2,290)	4,101	4,699	868,459
Net income	—	—	—	—	—	65,595
Cash dividends	—	—	—	—	—	(19,706)
Bonuses to directors	—	—	—	—	—	(36)
Acquisition of treasury stock	—	—	—	—	—	(9,196)
Exercise of stock option	—	—	—	—	—	1,020
Other changes during the year	25,493	—	791	26,285	174	26,459
Balance at March 31, 2006	31,886	—	(1,498)	30,387	4,873	932,595
Net loss	—	—	—	—	—	(437,972)
Cash dividends	—	—	—	—	—	(22,006)
Bonuses to directors	—	—	—	—	—	(34)
Acquisition of treasury stock	—	—	—	—	—	(0)
Exercise of stock option	—	—	—	—	—	21
Other changes during the year	(18,547)	(0)	891	(17,656)	2,218	(15,437)
Balance at March 31, 2007	¥ 13,338	¥ (0)	¥ (607)	¥ 12,730	¥ 7,091	¥ 457,165

	Thousands of U.S. Dollars (Note 3)					
	Net unrealized gains on other securities	Deferred losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2006	$ 270,105	$—	$ (12,689)	$ 257,407	$ 41,279	$ 7,900,000
Net loss	—	—	—	—	—	(3,710,055)
Cash dividends	—	—	—	—	—	(186,412)
Bonuses to directors	—	—	—	—	—	(288)
Acquisition of treasury stock	—	—	—	—	—	(0)
Exercise of stock option	—	—	—	—	—	177
Other changes during the year	(157,111)	(0)	7,547	(149,563)	18,788	(130,766)
Balance at March 31, 2007	$ 112,986	$ (0)	$ (5,141)	$ 107,835	$ 60,067	$ 3,872,638

Consolidated Statements of Cash Flows

ACOM CO., LTD. and Subsidiaries

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
Years ended March 31	2007	2006	2005	2007
Operating activities:				
Income (loss) before income taxes	¥ (432,563)	¥ 112,059	¥ 140,388	$ (3,664,235)
Adjustments:				
Depreciation and amortization	4,278	4,981	5,408	36,238
Impairment loss	8	4	1,383	67
Increase (decrease) in allowance for bad debts	(3,802)	1,084	(4,785)	(32,206)
Increase (decrease) in allowance for loss on debt guarantees	314	89	(307)	2,659
Increase in allowance for loss on interest repayments	466,300	23,700	—	3,950,021
Increase (decrease) in allowance for employees' retirement benefits	(234)	51	(23)	(1,982)
Increase (decrease) in allowance for directors' and corporate auditors' retirement benefits	(20)	3	(141)	(169)
Other interest and dividend income	(1,308)	(814)	(462)	(11,080)
Other interest expenses	0	5	15	0
Net (gain) loss in affiliates by the equity method	(821)	(734)	1,801	(6,954)
Net loss on sale or disposal of property and equipment	437	1,045	1,102	3,701
Bond issuance expenses	331	383	142	2,803
Stock issuance expenses	—	0	477	—
Amortization of goodwill	—	(35)	981	—
Net (gain) loss on sale of investments in securities	(196)	(0)	2	(1,660)
(Gain) loss on sale of investments in affiliates	5	(177)	—	42
Loss on revaluation of investments in securities	14,794	—	353	125,319
Loss on liquidation of investments in trusted real property	—	—	78	—
Changes in operating assets and liabilities:				
Increase in operational investment securities	(708)	(1,294)	—	(5,997)
(Increase) decrease in loans receivable	76,428	(21,697)	2,064	647,420
Decrease in notes and accounts receivable	33,467	47,230	51,343	283,498
Increase in purchased receivables	(8,364)	(4,700)	(6,641)	(70,851)
Increase (decrease) in inventories	1,779	(103)	311	15,069
Decrease (increase) in other current assets	(1,050)	1,025	33	(8,894)
(Increase) decrease in prepaid pension expenses	(643)	(89)	346	(5,446)
(Decrease) increase in accounts payable	(807)	(1,343)	864	(6,836)
Decrease in deferred income on installment sales	(4,810)	(6,741)	(7,826)	(40,745)
(Decrease) increase in other current liabilities	5,105	(3,724)	2,362	43,244
Bonuses paid to directors	(34)	(36)	(35)	(288)
Other, net	(467)	(1,097)	(194)	(3,955)
Subtotal	147,416	149,074	189,042	1,248,759
Non-operating interest and dividends received	1,393	852	506	11,800
Non-operating interest paid	(0)	(5)	(14)	(0)
Income taxes paid	(48,864)	(49,695)	(48,520)	(413,926)
Net cash provided by operating activities	99,944	100,226	141,014	846,624
Investing activities				
Net decrease in time deposits and marketable securities	595	691	591	5,040
Proceeds from sale of property and equipment	166	798	20	1,406
Purchases of property and equipment	(2,211)	(4,227)	(6,819)	(18,729)
Proceeds from maturity or sale of investments in securities	1,181	1,276	934	10,004
Proceeds from settlement or sale of investments in subsidiaries and affiliates	36	519	76	304
Purchases of investments in securities	(257)	(46,078)	(555)	(2,177)
Net proceeds from (payments for) acquisition of consolidated subsidiaries (Note 16)	—	13	(576)	—
Addition to investments in and advances to affiliates	—	—	(8,761)	—
Decrease (increase) in other investments	796	2,031	(2,260)	6,742
Net cash provided by (used in) investing activities	308	(44,973)	(17,350)	2,609
Financing activities				
Proceeds from long-term debt	234,630	231,577	103,337	1,987,547
Payments of principal of long-term debt	(285,310)	(352,891)	(334,099)	(2,416,857)
Increase in short-term loans	9,535	44,935	10,201	80,770
Proceeds from issuance of new shares of common stock of the Company	—	—	92,625	—
Net (acquisition) sale of treasury stock of the Company	20	(8,186)	4,416	169
Cash dividends paid by the Company	(22,012)	(19,694)	(12,864)	(186,463)
Cash dividends paid by a subsidiary to minority shareholders	—	—	(27)	—
Other, net	9,671	(130)	(97)	81,922
Net cash used in financing activities	(53,464)	(104,389)	(136,508)	(452,892)
Effect of exchange rate changes on cash and cash equivalents	744	616	(109)	6,302
Increase (decrease) in cash and cash equivalents	47,533	(48,520)	(12,953)	402,651
Cash and cash equivalents at beginning of the year	97,399	145,920	158,873	825,065
Increase in cash and cash equivalents due to inclusion of newly consolidated subsidiaries at beginning of the year	1,450	—	—	12,282
Cash and cash equivalents at end of the year	¥ 146,383	¥ 97,399	¥ 145,920	$ 1,240,008

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

ACOM CO., LTD. and Subsidiaries

1. Basis of Presenting the Consolidated Financial Statements

The accompanying consolidated financial statements of ACOM CO., LTD. (the "Company") and its consolidated subsidiaries (together, the "Companies") are prepared on the basis of accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accounting records of the Company and its domestic subsidiaries are maintained in accordance with the provisions set forth in the Corporate Law of Japan (Law No. 86, 2005) and in conformity with Japanese GAAP.

The part of corporate matters of the Commercial Code of Japan was superseded by the Corporate Law of Japan, which was promulgated on July 26, 2005 and enforced on May 1, 2006. The revisions in the provisions regarding corporate accounting of the Law and its related Regulations Concerning Corporate Accounting were made concurrently with the recent changes in Japanese GAAP, mainly developed by the Accounting Standards Board of Japan (the "ASBJ").

The ASBJ issued Statement No. 5, "Accounting Standard for Presentation of Net Assets in the Balance Sheet ("Statement 5")", on December 9, 2005, and Statement No. 6, "Accounting Standard for Statement of Changes in Net Assets ("Statement 6")", on December 27, 2005, which became effective and applicable to the fiscal period ending on or after May 1, 2006.

Statement No. 5 provides that the balance sheet should be divided into sections on assets, liabilities and net assets, and the section on net assets should contain shareholders' equity, valuation and translation adjustments, subscription rights to shares, and in the case of the consolidated balance sheet, minority interests in consolidated subsidiaries. Shareholders' equity consists of paid-in capital, capital surplus, earned surplus and treasury stock. Valuation and translation adjustments include net unrealized gains or losses on other securities, deferred gains or losses on hedges, and in the case of the consolidated balance sheet, foreign currency translation adjustments.

Statement No. 6 requires preparing the statement of changes in net assets disclosing causes of changes in each of the presentation items for the net assets of the balance sheet as stipulated by Statement No. 5.

The Company adopted those new standards effective for the fiscal year beginning April 1, 2006, and reclassified and modified the consolidated balance sheet as of March 31, 2006 and the consolidated statement of shareholders' equity for the years then ended to conform to the new presentation.

The accounts of overseas subsidiaries of the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") prevailing in the countries where the subsidiaries have been incorporated. The accompanying financial statements have not been materially affected by the differences between GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese GAAP.

Certain items presented in the original consolidated financial statements filed with the Prime Minister of Japan have been reclassified for the convenience of readers outside Japan.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

In accordance with Japanese consolidation accounting standards, the Company considers any entity in which the Company, directly or indirectly, is able to control operations to be a subsidiary, even if it is less-than-majority owned.

On September 8, 2006, the ASBJ issued Practical Issues Task Force ("PITF") No.20, "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations," which provides that investment associations where the majority of executive power is held by an entity should be treated as being controlled by that entity, regardless of the percentage of equity ownership. In accordance with the PITF, the Company newly included three investment partnerships held by a subsidiary in the scope of consolidation effective for the fiscal year beginning April 1, 2006.

The Company had 20 subsidiaries for the year ended March 31, 2007. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are listed below:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
JLA INCORPORATED	Japan	100%	March 31
ACOM ESTATE CO., LTD.	Japan	100%	March 31
ABS CO., LTD.	Japan	100%	March 31
RELATES CO., LTD.	Japan	100%	March 31
ACOM RENTAL CO., LTD.	Japan	100%	March 31
JCK CREDIT CO., LTD.	Japan	100%	March 31
A B PARTNER CO., LTD.	Japan	95%(*)	March 31
IR Loan Servicing, Inc.	Japan	80%	March 31
DC Cash One Ltd.	Japan	54.73%	March 31
AC Ventures Co., Ltd.	Japan	100%	March 31
MTBC First Investment Partnership (**)	Japan	10%	December 31
MTBC Second Investment Partnership (**)	Japan	10%	December 31
MTBC Third Investment Partnership (**)	Japan	10%	December 31
AC Ventures Fourth Investment Partnership	Japan	100%	December 31
AC Ventures Fifth Investment Partnership	Japan	100%	February 28
Yugensekinin-Chukanhojin Mirai Capital (***)	Japan	100%	December 31
Power Investments LLC (***)	Japan	100%	December 31
ACOM (U.S.A.) INC. (****)	U.S.A.	100%	December 31
EASY BUY Public Company Limited	Thailand	49%(*****)	December 31
ACOM FUNDING CO., LTD. (******)	Cayman Island	100%	December 31

* On August 16, 2006, the Company sold 5% of its holding shares of A B PARTNER CO., LTD. to a third party.
** Newly treated as a subsidiary as the executive power is wholly held by AC Ventures Co., Ltd.
*** Established in August 2006.
**** Currently suspended its operations, and further business activities are under consideration.
***** Substantially controlled by the Company.
****** Liquidized on March 20, 2007.

AJAST Ltd., a subsidiary of the Company, was merged into JCK CREDIT CO., LTD. as of February 1, 2007.

ACOM PACIFIC INC., a subsidiary of the Company, was liquidated as of March 29, 2006.

In accordance with Japanese consolidation accounting standards, the Company considers any entity over which the Company does not have control but an ability to exercise significant influence to be an affiliate. Investments in affiliates are accounted for by the equity method of accounting. The Company had one affiliate as of March 31, 2007, which is listed below:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
DC Card Co., Ltd. (*)	Japan	20.33%	March 31

* DC Card Co., Ltd., an affiliate accounted for by the equity method of accounting for the year ended March 31, 2007, 2006 and 2005, was merged into UFJ NICOS Co., Ltd. as of April 1, 2007. As a result, DC Card Co., Ltd. is not accounted for by the equity method from April 1, 2007.

The difference between the cost of investments in a subsidiary or an affiliate and the equity in its net assets at the date of acquisition was immaterial.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances, and unrealized profits among the Companies have been eliminated. The amounts of MTBC First Investment Partnership, MTBC Second Investment Partnership, MTBC Third Investment Partnership, AC Ventures Fourth Investment Partnership, Yugensekinin-Chukanhojin Mirai Capital, Power Investments LLC and the overseas subsidiaries have been included on the basis of their fiscal periods ended December 31, and those of AC Ventures Fifth Investment Partnership have been included for on the basis of its fiscal period ended February 28.

The effect of the inclusion of the amounts of MTBC First Investment Partnership, MTBC Second Investment Partnership and MTBC Third Investment Partnership as described above, was to increase total current assets by ¥1,888 million ($15,993 thousand), decrease total investments and other assets by ¥192 million ($1,626 thousand), decrease total current liabilities by ¥28 million ($237 thousand) and increase minority interests in consolidated subsidiaries by ¥1,724 million ($14,603 thousand) in the accompanying consolidated balance sheet as of March 31, 2007, to increase total operating income by ¥1,014 million ($8,589 thousand), increase total operating expenses by ¥408 million ($3,456 thousand), decrease operating loss and loss before income taxes by ¥605 million ($5,124 thousand) and increase minority interests in earnings of consolidated subsidiaries by ¥605 million ($5,124 thousand) in the accompanying consolidated statement of operations for the year ended March 31, 2007, and to decrease net cash provided by operating activities by ¥930 million ($7,878 thousand), increase cash and cash equivalents at April 1, 2006 by ¥1,450 million ($12,282 thousand) and increase cash and cash equivalents at March 31, 2007 by ¥519 million ($4,396 thousand) in the accompanying consolidated statement of cash flows for the year ended March 31, 2007.

(b) Cash equivalents

The Companies consider all highly liquid investments, including bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(c) Foreign currency translation

The accounts of the overseas subsidiaries are translated into yen at the year-end exchange rates, except for shareholders' equity, which is translated at historical rates. Differences arising from the translations are stated as "Foreign currency translation adjustments" in the accompanying consolidated balance sheets.

(d) Foreign currency transactions

All monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and the resulting gains or losses are included in income to the extent that they are not hedged by foreign exchange derivatives.

(e) Marketable securities and investments in securities

Marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity or other securities. Trading securities are valued at market value, and the resulting gains or losses are included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market value, and the resulting gains or losses are stated, net of applicable tax, in the net assets section of the accompanying consolidated balance sheets, except that any impairment loss is recorded and charged to income. Other securities for which market value is not available are stated at moving-average cost.

Investments in investment partnerships and other similar partnerships are valued at the net amount of the percentage of interests held based on the latest financial statements on the reporting dates stipulated by the respective partnership contracts.

(f) Purchased receivables and inventories

Purchased receivables held by a subsidiary servicing company and inventories, primarily consisting of paintings held by the Company, are stated at individually specified cost.

(g) Allowance for bad debts

To cover possible losses on collection of loans and other receivables, the Companies provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(h) Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed principally by the declining-balance method, except for property and equipment of the overseas subsidiaries which is depreciated by the straight-line method over the estimated useful lives of the respective assets.

(i) Impairment of fixed assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the ASBJ issued Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets." The Company and its domestic subsidiaries adopted the new accounting standard for impairment of fixed assets as of April 1, 2004.

(j) Stock and bond issuance expenses

Stock and bond issuance expenses are charged to income when incurred. Stock issuance expenses are recorded in "Other, net" in the other income (expenses) section of the accompanying consolidated statements of operations, and bond issuance expenses, related to the bonds issued by Financial service companies only, are included in "Financial expenses" in the operating expenses section of the accompanying consolidated statements of operations.

(k) Organization costs

Organization costs are charged to income when incurred.

(l) Allowance for loss on debt guarantees

The Company and certain of its subsidiaries had entered into affiliations with Japanese banks to provide credit guarantees for personal loans and credit card receivables held by those banks. To cover possible losses on debt guarantees, the Companies provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed receivables.

(m) Allowance for loss on interest repayments

Under the Law concerning Regulation etc. of Money Lending Business of Japan, moneylenders in Japan are permitted to receive interest at the contract interest rates as valid, if certain conditions are met, beyond the maximum interest rates stipulated in the Interest Rate Restriction Law of Japan ("constructive repayment" rules). However, the Supreme Court decisions on January 13, 2006 and January 19, 2006 concerning the application of the "constructive repayment" rules substantially increased the risk of repayments of the excessive interest as invalid.

To cope with this situation, the Japanese Institute of Certified Public Accountants (the "JICPA") issued Industry Audit Practice Committee Report No.37, "Audit Procedures of Consumer Finance Companies' Provisions for Possible Losses on Interest Repayment Claims" on October 13, 2006. The Report provides that the allowance for interest repayments should be recorded as a liability at an amount, in a lump sum, reasonably estimated by considering the past actual results of interest repayments, and enough to cover possible losses on repayment of the excessive interest as well as abandonment of the principal of loans receivable in the future. The amount of allowance should be estimated, for each of classification of loans receivable, by considering three factors: the number of customer accounts, the actual repayment rate over the reasonably estimated period and the average amount of repayment per account. The Report also requires the application of the one year rule for the current/non-current presentation of the allowance on the balance sheet.

Based on the above described treatment specified by the JICPA, the Company changed the estimates used in the determination of the amount of allowance for loss on interest repayments effective for the fiscal year beginning April 1, 2006, and consequently recorded the allowance in the aggregate of ¥490,000 million ($4,150,783 thousand) in the long-term liabilities section of the accompanying consolidated balance sheet as of March 31, 2007, and, in addition to an ordinary provision for loss on interest repayments deemed as incurred in the year ended March 31, 2007, a one-time loss of ¥317,061 million ($2,685,819 thousand), net of a transfer of ¥33,238 million ($281,558 thousand) from the allowance for bad debts account, deemed as incurred in prior years, and reported it as "Special provision for loss on interest repayments" in the other income (expenses) section of the accompanying consolidated statement of operations for the year ended March 31, 2007. As a result, operating loss and loss before income taxes for the year ended March 31, 2007 increased by ¥50,425 million ($427,149 thousand) and ¥367,486 million ($3,112,969 thousand), respectively.

(n) Employees' retirement benefits

Allowance for employees' retirement benefits of the Company and its domestic subsidiaries is recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset is recorded as prepaid pension expenses.

Net retirement benefit expense or income is recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum and payments to a defined contribution pension plan.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost are recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company and its domestic subsidiaries have recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company and its domestic subsidiaries have recognized past service cost evenly over five years from the time of its origination.

The allowance for employees' retirement benefits of an overseas subsidiary is provided at the amount determined in accordance with basic salary and the number of years of employment.

(o) Allowance for directors' and corporate auditors' retirement benefits

The allowance for directors' and corporate auditors' retirement benefits of the Company and certain of its domestic subsidiaries is provided at the amount which would have been required to be paid if all directors and corporate auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the internal rules of the respective companies.

(p) Leases

Non-cancellable lease transactions of the Company and its domestic subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(q) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contract interest rate, whichever is lower.

(r) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(s) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(t) Income taxes

The provision for income taxes is computed based on the pretax income (loss) included in the consolidated statements of operations. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(u) Derivative and hedging transactions

The Company and certain of its subsidiaries have used interest rate swap agreements and interest rate options (interest rate caps in long positions only) and currency swap agreements solely in order to hedge against risks of fluctuations in interest rates and foreign currency exchange rates relating to its short-term and long-term loans in compliance with the internal rules of the respective companies.

Derivative transactions are valued at market value, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. These transactions are designated as cash flow hedges. The interest swaps qualifying for hedge accounting and meeting specific matching criteria are not valued at market value but the differential paid or received under the swap agreements are recognized and included in income. Long-term debt denominated in foreign currencies for which currency swaps are used to hedge against risks of fluctuations in foreign currency exchange rates are translated at the contracted rate if the currency swaps qualify for hedge accounting. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized cost regardless of their market value.

(v) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss), the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the fiscal year.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the fiscal year, after consideration of dilutive effect of potential shares of common stock for the Companies' stock option plans. Diluted net income per share for the year ended March 31, 2007 is not disclosed because of the Companies' net loss position.

(w) Bonuses to directors

On November 29, 2005, the ASBJ issued Statement No. 4 "Accounting Standard for Directors' Bonuses," which requires that directors' bonuses should be accounted for as an expense of the accounting period in which such bonuses are accrued, and prohibited the conventional treatment to account for such bonuses as a deduction from the amount of retained earnings. This new standard was applied for the fiscal period ending on or after May 1, 2006 and the Companies adopted it effective for the fiscal year beginning April 1, 2006. As a result, operating loss, loss before income taxes for the year ended March 31, 2007 increased by ¥22 million ($186 thousand).

(x) Stock options

On December 27, 2005, the ASBJ issued Statement No. 8 "Accounting Standard for Share-based Payment". Under this standard, when stock options are granted to employees of a company and in exchange the company acquires their services, those services acquired and consumed should be expensed, and the corresponding amount should be recorded as "the subscription rights to shares" in the net assets section of the balance sheet, until they are exercised or expire. The amount to be expensed in each accounting period should be the accrued portion of the fair value of the granted stock options calculated using a method based on the service period. The exercised portion of the subscription rights to shares should be transferred to paid-in capital or capital surplus of shareholders' equity, and the expired portion to retained earnings through profit.

This new standard was applied to stock options granted to employees on and after May 1, 2006. As all of the stock options were granted by the Companies before that date, there was no effect on the accompanying consolidated financial statements for the year ended March 31, 2007.

(y) Reclassifications

In addition to the reclassifications described above, certain other reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥118.05 = US$1.00, the exchange rate prevailing on March 30, 2007. The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Loans Receivable

Loans receivable as of March 31, 2007 and 2006 included unsecured loans to individual customers in the aggregate amount of ¥1,584,028 million ($13,418,280 thousand) and ¥1,649,009 million, respectively.

Bad debts included in unsecured loans to individual customers as of March 31, 2007 and 2006 were classified as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2007	2006	2007
Non-accrual loans due to bankruptcy or reorganization	¥ 7,050	¥ 7,707	$ 59,720
Other non-accrual loans in arrears	86,368	49,904	731,622
Loans past due for three months or more	1,645	1,995	13,934
Restructured loans	54,388	54,764	460,720
	¥ 149,453	¥ 114,371	$ 1,266,014

5. Marketable Securities and Investments in Securities

Marketable securities in the current assets section of the accompanying consolidated balance sheet as of March 31, 2007 included operational investment securities held by investment partnership subsidiaries in the aggregate amount of ¥3,641 million ($30,842 thousand).

At March 31, 2007 and 2006, information with respect to held-to-maturity securities for which market value was available was summarized as follows:

	Millions of Yen					
	2007			2006		
March 31	Balance sheet amount	Market value	Unrealized gains	Balance sheet amount	Market value	Unrealized gains
Bonds other than national, municipal and corporate bonds	¥ 4,000	¥ 4,022	¥ 22	¥ 4,000	¥ 4,071	¥ 71

	Thousands of U.S. Dollars		
	2007		
March 31	Balance sheet amount	Market value	Unrealized gains
Bonds other than national, municipal and corporate bonds	$ 33,883	$ 34,070	$ 186

At March 31, 2007 and 2006, information with respect to other securities for which market value was available was summarized as follows:

	Millions of Yen					
	2007			2006		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:						
Stock	¥ 41,949	¥ 63,919	¥ 21,969	¥ 56,895	¥ 109,369	¥ 52,473
Bonds:						
National and municipal	83	84	1	82	84	2
Corporate	—	—	—	590	591	1
Other	905	1,229	323	967	1,339	372
Subtotal	42,938	65,233	22,294	58,535	111,385	52,849
Unrealized loss items:						
Stock	889	772	(117)	762	654	(108)
Other	673	641	(31)	670	644	(26)
Subtotal	1,563	1,414	(148)	1,433	1,299	(134)
Total	¥ 44,501	¥ 66,647	¥ 22,146	¥ 59,968	¥ 112,684	¥ 52,715

	Thousands of U.S. Dollars		
	2007		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:			
Stock	$ 355,349	$ 541,457	$ 186,099
Bonds:			
National and municipal	703	711	8
Corporate	—	—	—
Other	7,666	10,410	2,736
Subtotal	363,727	552,587	188,852
Unrealized loss items:			
Stock	7,530	6,539	(991)
Other	5,700	5,429	(262)
Subtotal	13,240	11,977	(1,253)
Total	$ 376,967	$ 564,565	$ 187,598

An impairment loss has been recorded when (i) the market value of a marketable security fell below 50% of its acquisition cost (or book value, if previously written-down) at the fiscal year end, and is deemed unlikely to recover to the level of the cost, or (ii) the market value fell below 30% to 50% of the cost at the fiscal year end, and the rate of decline remained 30% or higher during the past one year, or (iii) the market value fell below 30% to 50% of the cost at the fiscal year end, and there is no prospect of recovering the cost referring to relevant information such as financial conditions, results of operations and market value of investments.

With respect to other securities for which market value was available, impairment losses amounting to ¥14,773 million ($125,141 thousand) were recorded and included in "Loss on revaluation of investments in securities" of the accompanying consolidated statement of operations for the year ended March 31, 2007, and no impairment losses were recorded for the years ended March 31, 2006 and 2005.

Information with respect to other securities sold in the years ended March 31, 2007, 2006 and 2005 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2007	2006	2005	2007
Total sales amount	¥ 1,055	¥ 592	¥ 455	$ 8,936
Total gain on sales	210	0	141	1,778
Total loss on sales	13	—	128	110

At March 31, 2007 and 2006, securities for which market value was not available included principally the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
March 31	Balance sheet amount		
Other securities:			
Unlisted companies' stock	¥ 686	¥ 456	$ 5,811
Investments in investment partnerships	255	666	2,160
Investments in undisclosed partnerships	—	631	—

Other securities with maturity and held-to-maturity securities will fall due subsequent to March 31, 2007 and 2006 as follows:

	Millions of Yen					
	2007			2006		
March 31	Within one year	One - five years	Over five years	Within one year	One - five years	Over five years
Bonds:						
National and municipal	¥ —	¥ 84	¥ —	¥ —	¥ 84	¥ —
Corporate	35	—	—	591	35	—
Other	—	—	4,000	—	—	4,000
Other	—	510	9	129	509	9
Total	¥ 35	¥ 595	¥ 4,009	¥ 721	¥ 629	¥ 4,009

	Thousands of U.S. Dollars		
	2007		
March 31	Within one year	One - five years	Over five years
Bonds:			
National and municipal	$ —	$ 711	$ —
Corporate	296	—	—
Other	—	—	33,883
Other	—	4,320	76
Total	$ 296	$ 5,040	$ 33,960

6. Short-Term Loans, Long-Term Debt and Pledged Assets

The weighted-average interest rates of short-term loans as of March 31, 2007 and 2006 were 1.9661% and 0.89%, respectively.

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2007	2006	2007
Unsecured loans of domestic Companies mainly from banks and other financial institutions at interest rates ranging from 0.1% to 2.325% due through June 2012	¥ 419,286	¥ 342,482	$ 3,551,766
Unsecured loans of an overseas subsidiary at interest rates ranging from 3.9% to 6.05% due through November 2009	30,778	27,482	260,720
Loans with collateral of the Company mainly from banks and other financial institutions at interest rates ranging from 0.2% to 2.4% due through January 2012	189,423	311,971	1,604,599
Securitized loans of the Company from a financial institution at 1.745% due through February 2008	7,960	15,920	67,429
Unsecured bonds issued by the Company at interest rates ranging from 0.81% to 2.72% due through February 2015	260,000	265,000	2,202,456
THB 3,000 million guaranteed, non-subordinated bonds issued by an overseas subsidiary due February 2009 at interest rates ranging from 5.95% to 6.00%	10,230	—	86,658
Less: current portion	(227,410)	(284,633)	(1,926,387)
	¥ 690,267	¥ 678,222	$ 5,847,242

Assets pledged as collateral for short-term and long-term loans from banks and other financial institutions were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2007	2006	2007
Loans receivable	¥ 211,371	¥ 340,716	$ 1,790,520

The above table included loans receivable related to securitized loans of ¥21,934 million ($185,802 thousand) and ¥27,623 million as of March 31, 2007 and 2006, respectively.

At March 31, 2007 and 2006, the Company had a commitment, at the lenders' request, to furnish at any time, collateral pledged on ¥21,257 million ($180,067 thousand) and ¥46,582 million of loans receivable of ¥211,371 million ($1,790,520 thousand) and ¥340,716 million shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2007	2006	2007
Short-term loans	¥ —	¥ 1,000	$ —
Current portion of long-term debt	14,597	24,217	123,650
Long-term debt	6,657	21,254	56,391

The aggregate annual maturities of long-term debt subsequent to March 31, 2007 were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 227,410	$ 1,926,387
2009	214,625	1,818,085
2010	178,285	1,510,249
2011	156,741	1,327,750
2012	90,536	766,929
2013 and thereafter	50,080	424,227
	¥ 917,677	$ 7,773,629

For the purpose of efficient procurement of working capital, the Company and certain of its subsidiaries have entered into overdraft contracts with six financial institutions and commitment line contracts with eighteen financial institutions, which provided the Companies with the overdraft and commitment facilities in the aggregate amount of ¥332,087 million ($2,813,104 thousand) as of March 31, 2007. The unused facilities maintained by the Companies as of March 31, 2007 amounted to ¥224,199 million ($1,899,186 thousand).

7. Employees' Retirement Benefits

At March 31, 2007, the Company and certain of its subsidiaries had, jointly or severally, defined benefit plans, including two funded non-contributory tax-qualified retirement pension plans, which together cover substantially all full-time employees who meet certain eligibility requirements.

The funded status and amounts recognized in the accompanying consolidated balance sheets as of March 31, 2007 and 2006 were summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2007	2006	2007
Projected benefit obligation	¥ (18,939)	¥ (24,001)	$ (160,432)
Plan assets at fair market value	27,043	29,890	229,080
Unfunded retirement benefit liabilities	8,103	5,889	68,640
Unrecognized past service cost	4	169	33
Net unrecognized actuarial (gains) losses	(5,913)	(4,710)	(50,088)
Net retirement benefit liabilities recognized on the consolidated balance sheets	2,194	1,348	18,585
Prepaid pension expenses	2,310	1,667	19,567
Allowance for employees' retirement benefits	¥ (116)	¥ (318)	$ (982)

The components of net retirement benefit expenses recognized in the accompanying consolidated statements of operations for the years ended March 31, 2007, 2006 and 2005 were summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2007	2006	2005	2007
Current service cost	¥ 1,483	¥ 1,659	¥ 1,595	$ 12,562
Interest cost	471	444	417	3,989
Expected return on plan assets	(893)	(666)	(578)	(7,564)
Past service cost recognized for the year	70	70	70	592
Net actuarial losses (gain) recognized for the year	(419)	1,164	1,279	(3,549)
Retirement payments in a lump sum and payments to a defined contribution pension plan	555	551	459	4,701
Net retirement benefit expenses	¥ 1,269	¥ 3,223	¥ 3,243	$ 10,749

In addition to the above, the extraordinary payment of employees' retirement benefits for voluntary retirement of ¥14,312 million ($121,236 thousand) was included in the "Loss on business restructuring" in the accompanying consolidated statement of operations for the year ended March 31, 2007.

The principal assumptions used in determining retirement benefit obligations and other components for the domestic Companies' plans were as follows:

	2007	2006	2005
Discount rate	2.00%	2.00%	2.00%
Expected rate of return on plan assets	3.00%	3.00%	3.00%
Period of recognition of past service cost	5 years evenly	5 years evenly	5 years evenly
Period of recognition of actuarial gains or losses	5 years evenly	5 years evenly	5 years evenly

8. Income Taxes

The Companies are subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account. The aggregate statutory tax rate applicable to the domestic Companies was approximately 40.7% for the years ended March 31, 2007, 2006 and 2005.

The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2007 and 2006 were presented as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2007	2006	2007
Deferred tax assets:			
Bad debt write-offs	¥ 15,183	¥ 11,800	$ 128,614
Allowance for bad debts	8,664	13,113	73,392
Allowance for loss on debt guarantees	1,610	1,356	13,638
Allowance for loss on interest repayments	199,381	9,643	1,688,953
Accrued bonuses	1,177	1,549	9,970
Allowance for employees' retirement benefits	52	111	440
Allowance for directors' and corporate auditors' retirement benefits	338	346	2,863
Accrued interest income	1,869	571	15,832
Accrued enterprise tax	50	1,995	423
Depreciation and amortization	7,006	6,987	59,347
Impairment loss	130	137	1,101
Consumption tax	309	314	2,617
Revaluation of marketable securities	6,247	232	52,918
Loss on investments in golf club memberships	141	155	1,194
Tax loss carryforwards of subsidiaries	11,201	10,719	94,883
Elimination of unrealized profit	1,160	1,272	9,826
Other	1,317	721	11,156
Subtotal	255,843	61,028	2,167,242
Less: valuation allowance	(192,175)	(11,718)	(1,627,911)
Total gross deferred tax assets	63,668	49,310	539,330
Deferred tax liabilities:			
Retained earnings of subsidiaries	(6,110)	(5,354)	(51,757)
Prepaid pension expenses	(940)	(678)	(7,962)
Net unrealized gains on other securities	(9,018)	(21,453)	(76,391)
Other	(585)	(173)	(4,955)
Total gross deferred tax liabilities	(16,653)	(27,660)	(141,067)
Net deferred tax assets	¥ 47,014	¥ 21,650	$ 398,254

Reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of operations for the years ended March 31, 2007 is as follows:

Year ended March 31	2007
Normal effective statutory tax rate	40.7%
Expenses not deductible for income tax purposes	(0.0)
Valuation allowance	(41.7)
Other – net	(0.1)
Actual effective tax rate	(1.1)%

Reconciliations between the statutory tax rates and the effective tax rates as a percentage of income before income taxes for the years ended March 31, 2006 and 2005 were omitted, as the statutory tax rates did not significantly differ from the effective tax rate.

9. Legal Reserve

Consolidated retained earnings included a legal reserve which amounted to ¥4,354 million ($36,882 thousand) as of March 31, 2007 and 2006.

Through May 1, 2006, when the Commercial Code of Japan was superseded by the Corporate Law of Japan, the legal reserve was provided in accordance with the Commercial Code of Japan which required that an amount equal to at least 10% of cash dividends and directors' and corporate auditors' bonuses in respect of each fiscal period be appropriated to the legal reserve until the sum of such reserve and capital reserve, including additional paid-in capital, equals 25% of stated capital. This reserve was not available for dividends but could be used to reduce or eliminate a deficit by resolution of the shareholders or could be transferred to stated capital by resolution of the board of directors. The aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders.

After the Corporate Law of Japan was enforced, the legal reserve has been provided in accordance with the Corporate Law of Japan which requires that an amount equal to 10% of dividends must be appropriated as a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the stated capital. Under the Corporate Law of Japan, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law of Japan also provides that stated capital, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred between the accounts under certain conditions upon resolution of the shareholders.

10. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and book value of leased equipment as of March 31, 2007 and 2006 and the related depreciation and interest expense for the years ended March 31, 2007, 2006 and 2005, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Book value		Acquisition costs	Accumulated depreciation	Book value
March 31	2007	2006	2007	2006	2007	2006	2007	2007	2007
Equipment	¥ 2,173	¥ 4,119	¥ 1,476	¥ 2,881	¥ 697	¥ 1,237	$ 18,407	$ 12,503	$ 5,904

Years ended March 31	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Depreciation	¥ 758	¥ 1,211	¥ 1,752	$ 6,421
Interest	22	40	66	186

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥794 million ($6,725 thousand), ¥1,272 million and ¥1,844 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments subsequent to March 31, 2007 for finance lease transactions accounted for as operating leases were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 409	$ 3,464
2009 and thereafter	302	2,558
	¥ 711	$ 6,022

11. Commitments and Contingent Liabilities

The Company and certain of its subsidiaries make loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2007, the unexercised portion of such facilities amounted to ¥905,420 million ($7,669,800 thousand), including ¥653,978 million ($5,539,839 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Companies.

At March 31, 2007, contingent liabilities on the personal loans and credit card receivables for which the Companies provided credit guarantees amounted to ¥104,015 million ($881,109 thousand), net of allowance for loss on debt guarantees in the amount of ¥1,961 million ($16,611 thousand).

Refer to Note 6 for pledged assets.

12. Derivative and Hedging Activities

(1) Outline of transactions and conditions

The Company and certain of its subsidiaries have used interest rate swap agreements, interest rate options and currency swap agreements in order to hedge against the risk of fluctuations in interest rates and foreign currency exchange rates relating to their short-term and long-term loans.

No market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap agreements and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates, respectively. In addition, the Companies are not exposed to risk on interest rate caps, as the Companies hold only long positions in interest rate caps and the maximum cost of funding the combination of loans and interest rate caps is capped at the cap rates.

The Companies do not anticipate non-performance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.

The Companies have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules.

Risk management for derivative transactions has been under the control of the Finance Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive officers' meeting when the Company's annual business plan is established.

(2) Market value information

Market value information as of March 31, 2007 and 2006 was omitted, as all of the Companies' derivative transactions are accounted for as hedging transactions.

13. Stock Option Plans

The Company has two stock option plans for the granting of non-transferable options to certain eligible directors and key employees of the Company.

On August 1, 2001, options were granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 per share. The option price was adjusted to ¥10,628 per share due to the issuance of new shares of common stock to Mitsubishi Tokyo Financial Group, Inc. (currently, Mitsubishi UFJ Financial Group, Inc.) on April 20, 2004. The options were exercisable beginning on July 1, 2003. To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying consolidated balance sheets as of March 31, 2007 and 2006.

On August 1, 2003, options were granted for terms of five years to purchase the aggregate of 352,400 shares of common stock of the Company at ¥4,959 per share. The option price was adjusted to ¥4,931 per share due to the same reason above. The options were exercisable beginning on July 1, 2005.

In addition to the above, IR Loan Servicing, Inc. has a stock option plan for the granting of non-transferable options to certain eligible directors and key employees of the company.

Options were granted on October 1, 2004 for terms of three years to purchase the aggregate of 133 shares of common stock of the Company at ¥67,900 per share. The options will be exercisable beginning on September 1, 2007 subject to the public offering of the common stock of the Company by August 31, 2010.

The changes in numbers of stock options expressed in shares of common stock were summarized as follows:

	Shares		
	ACOM CO., LTD.		IR Loan Servicing, Inc.
	Plan 2001	Plan 2003	
Balance as of March 31, 2004	322,400	345,400	—
Granted	—	—	133
Exercised	(0)	—	—
Expired on retirement	(6,200)	(5,400)	—
Balance as of March 31, 2005	316,200	340,000	133
Exercised	(0)	(206,990)	—
Expired on retirement	(7,800)	(3,000)	(32)
Balance as of March 31, 2006	308,400	130,010	101
Exercised	—	(4,300)	—
Expired on retirement	(4,600)	(1,600)	(36)
Balance as of March 31, 2007	303,800	124,110	65

14. Impairment of Fixed Assets

The Companies determined each operation center of loan businesses, installment sale finance businesses, other financial services and other services as the smallest cash-generating group to which the assets belonged. Also, each asset to be disposed of was determined as the smallest cash-generating group of assets. The head office of the Company and the welfare facilities for employees independent of cash-generating were considered to be corporate assets.

Impairment loss for certain real estate for rental was recognized due to a significant decrease in market value or continuous operational losses. In addition, impairment loss for assets to be disposed of was recognized because the carrying amount of these assets exceeded the net selling value. Impairment loss was measured as the amount by which the carrying amount of the assets exceeded its recoverable amount. The recoverable amount was calculated by using the higher of value in use, which was the discounted present value of estimated future cash flows at 7%, or the net selling value, which was estimated by real estate appraisers.

Impairment loss for the year ended March 31, 2007 amounted to ¥1 million ($8 thousand) for land, ¥6 million ($50 thousand) for buildings and structures and ¥0 million ($0 thousand) for equipment. Impairment loss for the year ended March 31, 2006 amounted to ¥0 million for land and ¥3 million for buildings and structures. Impairment loss for the year ended March 31, 2005 amounted to ¥1,221 million for land, ¥107 million for buildings and structures and ¥54 million for intangible assets.

15. Segment Information

The Companies' operations by business segment for the years ended March 31, 2007, 2006 and 2005 have not been disclosed, as the Companies' business other than "Financial services" was immaterial.

Geographical segment information and overseas sales have been omitted, as such sales were immaterial.

16. Acquisition of Consolidated Subsidiaries

In the year ended March 31, 2006, the Company purchased 80% of the shares of DC Servicer company, Ltd., which was included in the accompanying consolidated financial statements. DC Servicer company, Ltd. was merged into IR Loan Servicing, Inc. The fair value of the assets and liabilities of the above company was as follows:

DC Servicer company, Ltd.

	Millions of Yen
As of September 30	2005
Current assets	¥ 112
Non-current assets	15
Current liabilities	(36)
Minority interest	(18)
Consolidation adjustments	(35)
Acquisition cost	37
Cash and cash equivalents acquired	(51)
Net payments for acquisition	¥ (13)

In the year ended March 31, 2005, the Company increased the percentage of the equity of Tokyo-Mitsubishi Cash One Ltd. whose name changed to DC Cash One Ltd. from 38.85% to 54.73% due to acquisition of new shares of common stock and purchased 100% of MTB Capital Co., Ltd. whose name changed to AC Ventures Co., Ltd., both of which were included in the accompanying consolidated financial statements. The fair value of the assets and liabilities of the above companies was as follows:

DC Cash One Ltd.

As of March 31	Millions of Yen 2005
Current assets	¥ 62,261
Non-current assets	491
Consolidation adjustments	1,074
Current liabilities	(25,913)
Long-term liabilities	(30,012)
Minority interest	(3,090)
The Company's interest by equity method	(1,897)
Acquisition cost	2,914
Cash and cash equivalents acquired	(2,425)
Net payments for acquisition	¥ 488

AC Ventures Co., Ltd.

As of March 31	Millions of Yen 2005
Current assets	¥ 260
Non-current assets	436
Current liabilities	(248)
Long-term liabilities	(8)
Consolidation adjustments	(93)
Acquisition cost	348
Cash and cash equivalents acquired	(260)
Net payments for acquisition	¥ 87

17. Subsequent Events

(1) Appropriations of retained earnings

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2007, were approved at a shareholders' meeting of the Company held on June 27, 2007:

	Millions of Yen
Cash dividends (¥30.00 = US$0.25)	¥ 4,715

(2) Reduction in lending interest rates

On May 10, 2007, the board of directors of the Company approved the reduction of effective annual interest rates for unsecured consumer loans; the new rates range from 12.000% to 18.000% per annum, while the existing rates range from 13.140% to 27.375%. The new rates are applicable to new customers who enter loan contracts on or after June 18, 2007. These rates are also applicable to existing customers who meet the new credit screening criteria established by the Company.

Report of Independent Auditors on the Consolidated Financial Statements

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
ACOM CO., LTD.

We have audited the accompanying consolidated balance sheets of ACOM CO., LTD. and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACOM CO., LTD. and consolidated subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 27, 2007

A MEMBER OF ERNST & YOUNG GLOBAL

Non-Consolidated Balance Sheets

ACOM CO., LTD.

March 31	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 3) 2007
Assets			
Current assets:			
Cash and cash equivalents	¥ 131,802	¥ 78,978	$ 1,116,493
Marketable securities	35	129	296
Loans receivable (Note 4)	1,494,399	1,596,276	12,659,034
Accounts receivable	76,423	93,321	647,378
Merchandise	1,963	3,721	16,628
Prepaid expenses	1,868	2,588	15,823
Accrued income	11,379	11,892	96,391
Deferred tax assets (Note 5)	58,198	40,244	492,994
Other current assets	19,253	18,556	163,091
Allowance for bad debts	(118,880)	(120,170)	(1,007,030)
Total current assets	1,676,443	1,725,542	14,201,126
Property and equipment:			
Land (Note 12)	6,441	6,550	54,561
Buildings and structures (Note 12)	38,045	40,906	322,278
Equipment (Note 12)	34,541	35,751	292,596
	79,028	83,208	669,445
Accumulated depreciation	(44,063)	(44,719)	(373,257)
Property and equipment, net	34,964	38,488	296,179
Investments and other assets:			
Investments in securities	71,562	116,819	606,200
Investments in and advances to subsidiaries and affiliates	58,613	59,434	496,509
Telephone rights and other intangible assets (Note 12)	965	1,019	8,174
Rental deposits	9,780	10,587	82,846
Prepaid pension expenses	2,259	1,627	19,135
Other	8,816	10,473	74,680
Allowance for bad debts	(2,120)	(2,530)	(17,958)
Total investments and other assets	149,877	197,432	1,269,606
Total assets	¥ 1,861,285	¥ 1,961,462	$ 15,766,920

See accompanying notes to non-consolidated financial statements.

March 31	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 3) 2007
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans (Note 4)	¥ 60,000	¥ 51,000	$ 508,259
Current portion of long-term debt (Note 4)	194,382	262,221	1,646,607
Accounts payable	1,131	1,187	9,580
Accrued income taxes (Note 5)	72	24,937	609
Accrued expenses	11,110	11,594	94,112
Deferred income on installment sales	3,893	5,515	32,977
Allowance for loss on debt guarantees (Note 8)	3,670	3,330	31,088
Allowance for loss on interest repayments	—	23,700	—
Other current liabilities	7,166	2,085	60,703
Total current liabilities	281,426	385,572	2,383,955
Long-term liabilities:			
Long-term debt (Note 4)	634,205	631,987	5,372,342
Allowance for directors' and corporate auditors' retirement benefits	764	736	6,471
Allowance for loss on interest repayments	490,000	—	4,150,783
Deferred tax liabilities (Note 5)	9,008	17,130	76,306
Other long-term liabilities	2,082	2,627	17,636
Total long-term liabilities	1,136,060	652,481	9,623,549
Total liabilities	1,417,487	1,038,053	12,007,513
Commitments and contingent liabilities (Note 8)			
Net assets:			
Shareholders' equity (Note 6):			
Paid-in capital of common stock:			
Authorized: 532,197,400 shares at March 31 2007 and 2006			
Issued: 159,628,280 shares at March 31, 2007 and 2006	63,832	63,832	540,720
Capital surplus:			
Capital legal reserve	72,322	72,322	612,638
Net gain on sale of treasury stock	3,688	3,697	31,240
Total capital surplus	76,010	76,020	643,879
Earned surplus:			
Earned legal reserve	4,320	4,320	36,594
Retained earnings	305,010	766,515	2,583,735
Total earned surplus	309,331	770,836	2,620,338
Treasury stock, at cost			
2,433,969 shares at March 31, 2007 and 2,438,225 shares at March 31, 2006	(18,508)	(18,538)	(156,781)
Total shareholders' equity	430,666	892,150	3,648,166
Valuation and translation adjustments:			
Net unrealized gains on other securities	13,131	31,258	111,232
Total net assets	443,797	923,408	3,759,398
Total liabilities and net assets	¥ 1,861,285	¥ 1,961,462	$ 15,766,920

Non-Consolidated Statements of Operations

ACOM CO., LTD.

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
Years ended March 31	2007	2006	2005	2007
Operating income:				
Interest on loans receivable	¥ 342,908	¥ 367,619	¥ 372,389	$ 2,904,769
Fees from credit card business	5,770	6,139	6,113	48,877
Fees from installment sales financing	3,492	5,550	9,255	29,580
Fees from credit guarantees	9,746	8,549	6,871	82,558
Other financial income	166	46	19	1,406
Sales	722	—	158	6,116
Other operating income	7,962	8,732	7,927	67,445
Total operating income	370,769	396,637	402,734	3,140,779
Operating expenses:				
Financial expenses	16,928	18,186	21,591	143,396
Cost of sales	1,223	—	157	10,360
General and administrative expenses	112,406	140,442	138,289	952,189
Bad debt expenses	5,033	—	—	42,634
Provision for bad debts	120,352	104,853	99,582	1,019,500
Provision for loss on debt guarantees	3,670	3,330	2,880	31,088
Provision for loss on interest repayments	200,147	23,700	—	1,695,442
Total operating expenses	459,762	290,512	262,500	3,894,637
Operating profit (loss)	(88,992)	106,124	140,234	(753,850)
Other income (expenses):				
Special provision for loss on interest repayments	(317,061)	—	—	(2,685,819)
Loss on business restructuring (Note 10)	(17,997)	—	—	(152,452)
Other interest and dividend income	1,706	1,214	1,078	14,451
Net loss on sale or disposal of property and equipment	(416)	(1,106)	(1,097)	(3,523)
Net gain (loss) on sale of investments in securities	206	—	(2)	1,745
Gain on sale of investments in affiliates	21	286	—	177
Loss on revaluation of investments in securities (Note 11)	(14,784)	—	(353)	(125,235)
Loss on liquidation of investments in trusted real property	—	—	(78)	—
Impairment loss (Note 12)	(8)	(4)	(1,094)	(67)
Other, net	576	725	344	4,879
Total other income (expenses), net	(347,756)	1,114	(1,202)	(2,945,836)
Income (loss) before income taxes	(436,749)	107,239	139,031	(3,699,695)
Income taxes (Note 5):				
Current	16,353	44,770	47,540	138,526
Deferred	(13,638)	(1,682)	8,490	(115,527)
Total income taxes	2,714	43,087	56,030	22,990
Net income (loss)	¥ (439,463)	¥ 64,152	¥ 83,001	$ (3,722,685)

	Yen			U.S. Dollars (Note 3)
Amounts per share:				
Net income (loss)				
Basic	¥(2,795.68)	¥ 407.52	¥ 525.53	$ (23.68)
Diluted	—	407.33	525.25	—
Cash dividends	100.00	140.00	100.00	0.84

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Changes in Net Assets

ACOM CO., LTD.

	Thousands	Millions of Yen					
			Capital surplus			Earned surplus	
	Number of shares of common stock	Paid-in capital of common stock	Capital legal reserve	Net gain on sale of treasury stock	Total	Earned legal reserve	Retained earnings
Balance at March 31, 2004	145,628	¥ 17,282	¥ 25,772	¥ —	¥ 25,772	¥ 4,320	¥ 652,006
Net income	—	—	—	—	—	—	83,001
Cash dividends	—	—	—	—	—	—	(12,865)
Bonuses to directors	—	—	—	—	—	—	(35)
Issuance of new shares of common stock	14,000	46,550	46,550	—	46,550	—	—
Acquisition of treasury stock	—	—	—	—	—	—	—
Sale of treasury stock	—	—	—	4,135	4,135	—	—
Other change during the year	—	—	—	—	—	—	—
Balance at March 31, 2005	159,628	63,832	72,322	4,135	76,458	4,320	722,106
Net income	—	—	—	—	—	—	64,152
Cash dividends	—	—	—	—	—	—	(19,706)
Bonuses to directors	—	—	—	—	—	—	(36)
Acquisition of treasury stock	—	—	—	—	—	—	—
Exercise of stock option	—	—	—	(438)	(438)	—	—
Other change during the year	—	—	—	—	—	—	—
Balance at March 31, 2006	159,628	63,832	72,322	3,697	76,020	4,320	766,515
Net loss	—	—	—	—	—	—	(439,463)
Cash dividends	—	—	—	—	—	—	(22,006)
Bonuses to directors	—	—	—	—	—	—	(34)
Acquisition of treasury stock	—	—	—	—	—	—	—
Exercise of stock option	—	—	—	(9)	(9)	—	—
Other change during the year	—	—	—	—	—	—	—
Balance at March 31, 2007	159,628	¥ 63,832	¥ 72,322	¥ 3,688	¥ 76,010	¥ 4,320	¥ 305,010

	Thousands of U.S. Dollars (Note 3)					
		Capital surplus			Earned surplus	
	Paid-in capital of common stock	Capital legal reserve	Net gain on sale of treasury stock	Total	Earned legal reserve	Retained earnings
Balance at March 31, 2006	$ 540,720	$ 612,638	$ 31,317	$ 643,964	$ 36,594	$ 6,493,138
Net loss	—	—	—	—	—	(3,722,685)
Cash dividends	—	—	—	—	—	(186,412)
Bonuses to directors	—	—	—	—	—	(288)
Acquisition of treasury stock	—	—	—	—	—	—
Exercise of stock option	—	—	(76)	(76)	—	—
Other change during the year	—	—	—	—	—	—
Balance at March 31, 2007	$ 540,720	$ 612,638	$ 31,240	$ 643,879	$ 36,594	$ 2,583,735

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Changes in Net Assets

(continued)

ACOM CO., LTD.

	Millions of Yen				
	Total earned surplus	Treasury stock	Total shareholders' equity	Net unrealized gains on other securities	Total net assets
Balance at March 31, 2004	¥ 656,326	¥ (11,099)	¥ 688,282	¥ 5,799	¥ 694,082
Net income	83,001	—	83,001	—	83,001
Cash dividends	(12,865)	—	(12,865)	—	(12,865)
Bonuses to directors	(35)	—	(35)	—	(35)
Issuance of new shares of common stock	—	—	93,100	—	93,100
Acquisition of treasury stock	—	(6,999)	(6,999)	—	(6,999)
Sale of treasury stock	—	7,297	11,433	—	11,433
Other change during the year	—	—	—	584	584
Balance at March 31, 2005	726,426	(10,801)	855,916	6,384	862,301
Net income	64,152	—	64,152	—	64,152
Cash dividends	(19,706)	—	(19,706)	—	(19,706)
Bonuses to directors	(36)	—	(36)	—	(36)
Acquisition of treasury stock	—	(9,196)	(9,196)	—	(9,196)
Exercise of stock option	—	1,459	1,020	—	1,020
Other change during the year	—	—	—	24,873	24,873
Balance at March 31, 2006	770,836	(18,538)	892,150	31,258	923,408
Net loss	(439,463)	—	(439,463)	—	(439,463)
Cash dividends	(22,006)	—	(22,006)	—	(22,006)
Bonuses to directors	(34)	—	(34)	—	(34)
Acquisition of treasury stock	—	(0)	(0)	—	(0)
Exercise of stock option	—	30	21	—	21
Other change during the year	—	—	—	(18,127)	(18,127)
Balance at March 31, 2007	¥ 309,331	¥ (18,508)	¥ 430,666	¥ 13,131	¥ 443,797

	Thousands of U.S. Dollars (Note 3)				
	Total earned surplus	Treasury stock	Total shareholders' equity	Net unrealized gains on other securities	Total net assets
Balance at March 31, 2006	$ 6,529,741	$ (157,035)	$ 7,557,390	$ 264,786	$ 7,822,177
Net loss	(3,722,685)	—	(3,722,685)	—	(3,722,685)
Cash dividends	(186,412)	—	(186,412)	—	(186,412)
Bonuses to directors	(288)	—	(288)	—	(288)
Acquisition of treasury stock	—	(0)	(0)	—	(0)
Exercise of stock option	—	254	177	—	177
Other change during the year	—	—	—	(153,553)	(153,553)
Balance at March 31, 2007	$ 2,620,338	$ (156,781)	$ 3,648,166	$ 111,232	$ 3,759,398

Non-Consolidated Statements of Cash Flows

ACOM CO., LTD.

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
Years ended March 31	2007	2006	2005	2007
Operating activities:				
Income (loss) before income taxes	¥ (436,749)	¥ 107,239	¥ 139,031	$ (3,699,695)
Adjustments:				
Depreciation and amortization	3,689	4,280	4,869	31,249
Impairment loss	8	4	1,094	67
Increase (decrease) in allowance for bad debts	(1,699)	524	(6,978)	(14,392)
Increase in allowance for loss on debt guarantees	340	450	1,015	2,880
Increase in allowance for loss on interest repayments	466,300	23,700	—	3,950,021
Increase (decrease) in allowance for directors' and corporate auditors' retirement benefits	27	22	(153)	228
Non-operating interest and dividend income	(1,706)	(1,214)	(1,078)	(14,451)
Net loss on sale or disposal of property and equipment	416	1,106	1,097	3,523
Stock issuance expenses	—	—	474	—
Bond issuance expenses	282	383	142	2,388
Net loss (gain) on sale of investments in securities	(206)	—	2	(1,745)
Gain on sale of investments in affiliates	(21)	(286)	—	(177)
Loss on revaluation of investments in securities	14,784	—	353	125,235
Loss on liquidation of investments in trusted real property	—	—	78	—
Changes in operating assets and liabilities:				
Decrease in loans receivable	101,877	5,496	11,025	862,998
Decrease in accounts receivable	16,898	25,545	41,039	143,142
Decrease in merchandise	1,758	—	157	14,891
Decrease in prepaid expenses	720	1,160	1,322	6,099
Decrease (increase) in accrued income	515	216	(11)	4,362
Increase in other current assets	(4,241)	(1,184)	(2,084)	(35,925)
(Increase) decrease in prepaid pension expenses	(631)	(84)	344	(5,345)
(Decrease) increase in accounts payable	(55)	(10)	162	(465)
(Decrease) increase in accrued expenses	(483)	(2,101)	980	(4,091)
Decrease in deferred income on installment sales	(1,622)	(3,606)	(8,154)	(13,739)
Bonuses paid to directors	(34)	(36)	(35)	(288)
Other, net	7,264	(97)	(204)	61,533
Subtotal	167,431	161,508	184,491	1,418,305
Non-operating interest and dividends received	1,662	1,191	1,051	14,078
Income taxes paid	(46,730)	(46,839)	(47,341)	(395,849)
Net cash provided by operating activities	122,363	115,859	138,201	1,036,535
Investing activities				
Proceeds from sale of property and equipment	162	703	21	1,372
Purchases of property and equipment	(2,538)	(5,177)	(4,789)	(21,499)
Proceeds from maturity or sale of investments in securities	544	201	934	4,608
Increase in investments in securities	(257)	(46,074)	(0)	(2,177)
Proceeds from settlement, repayment or sale of investments in and advances to subsidiaries and affiliates	14,079	15,543	26,550	119,263
Additions to investments in and advances to subsidiaries and affiliates	(13,450)	(12,077)	(30,914)	(113,934)
(Increase) decrease in other investments	798	(36)	107	6,759
Net cash used in investing activities	(661)	(46,916)	(8,090)	(5,599)
Financing activities				
Proceeds from long-term debt	196,391	212,482	84,525	1,663,625
Payments of principal of long-term debt	(252,296)	(334,881)	(327,033)	(2,137,196)
Increase in short-term loans	9,000	28,500	11,000	76,238
Proceeds from issuance of new shares of common stock	—	—	92,625	—
Net (acquisition) sale of treasury stock	20	(8,186)	4,416	169
Cash dividends paid	(22,012)	(19,694)	(12,864)	(186,463)
Net cash used in financing activities	(68,895)	(121,779)	(147,331)	(583,608)
Effect of exchange rate changes on cash and cash equivalents	17	36	(11)	144
Increase (Decrease) in cash and cash equivalents	52,823	(52,800)	(17,231)	447,462
Cash and cash equivalents at beginning of the year	78,978	131,779	149,011	669,021
Cash and cash equivalents at end of the year	¥ 131,802	¥ 78,978	¥ 131,779	$ 1,116,493

See accompanying notes to non-consolidated financial statements.

Notes to Non-Consolidated Financial Statements

ACOM CO., LTD.

1. Basis of Presenting the Non-Consolidated Financial Statements

The accompanying non-consolidated financial statements of ACOM CO., LTD. (the "Company") relate to the Company only, with investments in subsidiaries and affiliates being stated at cost or revalued amount if any impairment loss is recorded, and have been prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and the "Form of Standard Financial Statements in the Consumer Finance Business" (issued by the Federation of Moneylenders Associations of Japan on April 25, 1993).

The accounting records of the Company are maintained in accordance with the provisions set forth in the Corporate Law of Japan (Law No. 86, 2005) and in conformity with Japanese GAAP.

The accompanying non-consolidated financial statements of the Company are prepared on the basis of Japanese GAAP, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the non-consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain items presented in the original non-consolidated financial statements filed with the Prime Minister of Japan have been reclassified for the convenience of readers outside Japan.

Although non-consolidated statements of cash flows are not required in Japan, such statements have been prepared for the purpose of inclusion in these non-consolidated financial statements, after reclassifications made in conformity with the relevant regulations concerning the preparation and presentation of consolidated statements of cash flows.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(a) Cash equivalents

The Company considers all highly liquid investments, including time deposits with banks, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(b) Foreign currency transactions

All monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and the resulting gains or losses are included in income to the extent that they are not hedged by foreign exchange derivatives.

(c) Marketable securities and investments in securities

Marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity or other securities. Trading securities are valued at market value, with resulting gains or losses included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market value with the resulting gains or losses, net of applicable taxes, reported in the net asset section of the accompanying non-consolidated balance sheets, except that any impairment loss is recorded and charged to income. Other securities for which market value is not available are stated at moving-average cost.

Investments in investment partnerships and other similar partnerships are valued at the net amount of the percentage of interests held based on the latest financial statements on the reporting dates stipulated by the respective partnership contracts.

(d) Merchandise

Merchandise consists of paintings and is stated at individually specified cost.

(e) Allowance for bad debts

To cover possible losses on collection of loans and other receivables, the Company provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(f) Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(g) Impairment of fixed assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan (the "ASBJ") issued Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2004.

(h) Stock and bond issuance expenses

Stock and bond issuance expenses are charged to income when incurred. Stock issuance expenses are recorded in "Other, net" in the other income (expenses) section of the accompanying non-consolidated statements of operations, and bond issuance expenses are included in "Financial expenses" in the operating expenses section of the accompanying non-consolidated statements of operations.

(i) Allowance for loss on debt guarantees

The Company has entered into affiliations with Japanese regional banks and a subsidiary to provide credit guarantees for personal loans held by those banks and the subsidiary. To cover possible losses on debt guarantees, the Company provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed loans.

(j) Allowance for loss on interest repayments

Under the Law concerning Regulation etc. of Money Lending Business of Japan, moneylenders in Japan are permitted to receive interest at the contract interest rates as valid, if certain conditions are met, beyond the maximum interest rates stipulated in the Interest Rate Restriction Law of Japan ("constructive repayment" rules). However, the Supreme Court decisions at January 13, 2006 and January 19, 2006 concerning the application of the "constructive repayment" rules substantially increased the risk of repayments of the excessive interest as invalid.

To cope with this situation, the Japanese Institute of Certified Public Accountants (the "JICPA") issued Industry Audit Practice Committee Report No.37, "Audit Procedures of Consumer Finance Companies' Provisions for Possible Losses on Interest Repayment Claims" on October 13, 2006. The Report provides that the allowance for interest repayments should be recorded as a liability at an amount, in a lump sum, reasonably estimated by considering the past actual results of interest repayments, and enough to cover possible losses on repayment of the excessive interest as well as abandonment of the principal of loans receivable in the future. The amount of allowance should be estimated, for each of classification of loans receivable, by considering three factors: the number of customer accounts, the actual repayment rate over the reasonably estimated period and the average amount of repayment per account. The Report also requires the application of the one year rule for the current/non-current presentation of the allowance on the balance sheet.

Based on the above described treatment specified by the JICPA, the Company changed the estimates used in the determination of the amount of allowance for loss on interest repayments effective for the fiscal year beginning April 1, 2006, and consequently recorded the allowance in the aggregate of ¥490,000 million ($4,150,783 thousand) in the long-term liabilities section of the accompanying non-consolidated balance sheet as of March 31, 2007, and, in addition to an ordinary provision for loss on interest repayments deemed as incurred in the current year, a one-time loss of ¥317,061 million ($2,685,819 thousand), net of a transfer of ¥33,238 million ($281,558 thousand) from the allowance for bad debts account, deemed as incurred in prior years, and reported it as "Special provision for loss on interest repayments" in the other income (expenses) section of the accompanying non-consolidated statement of operations for the year ended March 31, 2007. As a result, operating loss and loss before income taxes for the year ended March 31, 2007 increased by ¥50,425 million ($427,149 thousand) and ¥367,486 million ($3,112,969 thousand), respectively.

(k) Employees' retirement benefits

The allowance for employees' retirement benefits is recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset is recorded as prepaid pension expenses.

Net retirement benefit expense or income is recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum and payments to a defined contribution pension plan.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost are recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company has recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company has recognized past service cost evenly over five years from the time of its origination.

(l) Allowance for directors' and corporate auditors' retirement benefits

The allowance for directors' and corporate auditors' retirement benefits is provided at the amount which would have been required to be paid if all directors and corporate auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the Company's internal rules.

(m) Leases

Non-cancellable lease transactions are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements stipulating the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(n) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contracted interest rate, whichever is lower.

(o) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(p) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(q) Income taxes

The provision for income taxes is computed based on the pretax income (loss) included in the non-consolidated statements of operations. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(r) Derivative and hedging transactions

The Company has used interest rate swap agreements and interest rate options (interest rate caps in long positions only) solely in order to hedge against risks of fluctuations in interest rates relating to its short-term and long-term loans in compliance with the Company's internal rules.

Derivative transactions are valued at market value, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. These transactions are designated as cash flow hedges. The interest swaps qualifying for hedge accounting and meeting specific matching criteria are not valued at market value but the differential paid or received under the swap agreements are recognized and included in income. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized costs regardless of their market value.

(s) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss), the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the fiscal year.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the fiscal year, after consideration of dilutive effect of potential shares of common stock for the Company's stock option plans. Diluted net income per share for the year ended March 31, 2007 is not disclosed because of the Company's net loss position.

(t) Bonuses to directors

On November 29, 2005, the ASBJ issued Statement No. 4 "Accounting Standard for Directors' Bonuses," which requires that directors' bonuses should be accounted for as an expense of the accounting period in which such bonuses are accrued, and prohibited the conventional treatment to account for such bonuses as a deduction from the amount of retained earnings. This new standard was applied for the fiscal period ending on or after May 1, 2006 and the Company adopted it effective for the fiscal year beginning April 1, 2006. As a result, operating loss, loss before income taxes for the year ended March 31, 2007 increased by ¥22 million ($186 thousand).

(u) Stock options

On December 27, 2005, the ASBJ issued Statement No. 8 "Accounting Standard for Share-based Payment". Under this standard, when stock options are granted to employees of a company and in exchange the company acquires their services, those services acquired and consumed should be expensed, and the corresponding amount should be recorded as "the subscription rights to shares" in the net assets section of the balance sheet, until they are exercised or expire. The amount to be expensed in each accounting period should be the accrued portion of the fair value of the granted stock options calculated using a method based on the service period. The exercised portion of the subscription rights to shares should be transferred to paid-in capital or capital surplus of shareholders' equity, and the expired portion to retained earnings through profit.

This new standard was applied to stock options granted to employees on and after May 1, 2006. As all of the stock options were granted by the Companies before that date, there was no effect on the accompanying non-consolidated financial statements for the year ended March 31, 2007.

(v) Business Combination and Business Separation

In October 2003, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 the ASBJ issued "Accounting Standard for Business Divestitures" and ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,
(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and
(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of operations. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

(w) Reclassifications

In addition to the reclassifications described above, certain other reclassifications have been made to the prior years' non-consolidated financial statements to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥118.05 = US$1.00, the exchange rate prevailing on March 30, 2007. The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Short-Term Loans, Long-Term Debt and Pledged Assets

Long-term debt was summarized as follows:

March 31	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Unsecured loans mainly from banks and other financial institutions at interest rates ranging from 0.10% to 2.325% due through June 2012	¥ 371,204	¥ 301,317	$ 3,144,464
Loans with collateral mainly from banks and other financial institutions at interest rates ranging from 0.2% to 2.4% due through January 2012	189,423	311,971	1,604,599
Securitized loans from a financial institution at 1.745% due through February 2008	7,960	15,920	67,429
Unsecured bonds at interest rates ranging from 0.81% to 2.72% due through February 2015	260,000	265,000	2,202,456
Less: current portion	(194,382)	(262,221)	(1,646,607)
	¥ 634,205	¥ 631,987	$ 5,372,342

Assets pledged as collateral for substantially short-term and long-term loans from banks and other financial institutions were as follows:

March 31	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Loans receivable	¥ 211,371	¥ 340,716	$ 1,790,520

The above table included loans receivable related to securitized loans of ¥21,934 million ($185,802 thousand) and ¥27,623 million as of March 31, 2007 and 2006, respectively.

At March 31, 2007 and 2006, the Company had a commitment, at the lenders' request, to furnish at any time collateral pledged on ¥21,257 million ($180,067 thousand) and ¥46,582 million of the loans receivable of ¥211,371 million ($1,790,520 thousand) and ¥340,716 million shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

March 31	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Short-term loans	¥ —	¥ 1,000	$ —
Current portion of long-term debt	14,597	24,217	123,650
Long-term debt	6,657	21,254	56,391

For the purpose of efficient procurement of working capital, the Company has entered into overdraft contracts with one financial institution and commitment line contracts with three financial institutions, which provided the Company with the overdraft and commitment facilities in the aggregate amount of ¥228,140 million ($1,932,570 thousand) as of March 31, 2007. The unused facilities maintained by the Company as of March 31, 2007 amounted to ¥205,180 million ($1,738,077 thousand).

5. Income Taxes

The Company is subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account. The aggregate statutory tax rate applicable to the Company was approximately 40.7% for the years ended March 31, 2007, 2006 and 2005.

The tax effects of the temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2007 and 2006 were presented below:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2007	2006	2007
Deferred tax assets:			
Bad debt write-offs	¥ 15,180	¥ 11,800	$ 128,589
Allowance for bad debts	6,965	11,047	59,000
Allowance for loss on debt guarantees	1,493	1,354	12,647
Allowance for loss on interest repayments	199,381	9,643	1,688,953
Accrued bonuses	980	1,346	8,301
Allowance for directors' and corporate auditors' retirement benefits	310	299	2,626
Accrued interest income	1,869	571	15,832
Accrued enterprise tax	0	1,898	0
Depreciation and amortization	6,707	6,625	56,814
Impairment loss	85	92	720
Consumption tax	280	280	2,371
Revaluation of marketable securities	6,247	232	52,918
Loss on investments in golf club memberships	141	150	1,194
Inventories	218	—	1,846
Other	401	271	3,396
Subtotal	240,263	45,614	2,035,264
Less: valuation allowance	(180,797)	(392)	(1,531,529)
Total gross deferred tax assets	59,466	45,221	503,735
Deferred tax liabilities:			
Prepaid pension expenses	(919)	(662)	(7,784)
Net unrealized gains on other securities	(9,008)	(21,444)	(76,306)
Other	(348)	—	(2,947)
Total gross deferred tax liabilities	(10,276)	(22,107)	(87,047)
Net deferred tax assets	¥ 49,189	¥ 23,114	$ 416,679

Reconciliation between the normal statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of operations for the years ended March 31, 2007 is as follows:

Year ended March 31	2007
Normal statutory tax rate	40.7%
Expenses not deductible for income tax purposes	(0.0)
Valuation allowance	(41.3)
Other – net	(0.0)
Actual effective tax rate	(0.6)%

Reconciliations between the statutory tax rates and the effective tax rates as a percentage of income (loss) before income taxes for the years ended March 31, 2006 and 2005 were omitted, as the statutory tax rates did not significantly differ from the effective tax rate.

6. Shareholders' Equity

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code"). The Code requires that all shares of common stock be recorded with no par value, at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon the approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in cases where such a reduction was decided upon at the shareholders meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with cash payments, the Code imposes certain limitations on the amount of retained earnings available for dividends. Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semi-annual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, the Commercial Code of Japan was superseded by the Corporate Law of Japan (the "Corporate Law") which would, for the most part, be applicable to events or transactions occurring on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) prescribing the term of service of the directors as one year rather than normal term of two years in its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has so prescribed in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements.

Semi-annual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders.

Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred between the accounts under certain conditions upon resolution of the shareholders.

c. Treasury stock

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

7. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and book value of leased equipment as of March 31, 2007 and 2006 and the related depreciation and interest expenses for the years ended March 31, 2007, 2006 and 2005, which would have been reflected in the non-consolidated balance sheets and the related non-consolidated statements of operations if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Book value		Acquisition costs	Accumulated depreciation	Book value
March 31	2007	2006	2007	2006	2007	2006	2007	2007	2007
Equipment	¥ 1,795	¥ 3,333	¥ 1,292	¥ 2,317	¥ 502	¥ 1,015	$ 15,205	$ 10,944	$ 4,252

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2007	2006	2005	2007
Depreciation	¥ 634	¥ 1,052	¥ 1,605	$ 5,370
Interest	14	30	59	118

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥659 million ($5,582 thousand), ¥1,099 million and ¥1,686 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments subsequent to March 31, 2007 for finance lease transactions accounted for as operating leases were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 332	$ 2,812
2009 and thereafter	179	1,516
	¥ 512	$ 4,337

8. Commitments and Contingent Liabilities

The Company makes loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2007, the unexercised portion of such facilities amounted to ¥845,045 million ($7,158,365 thousand), including ¥619,603 million ($5,248,648 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Company.

At March 31, 2007, contingent liabilities on the personal loans for which the Company provided credit guarantees amounted to ¥175,879 million ($1,489,868 thousand), net of allowance for loss on debt guarantees in the amount of ¥3,670 million ($31,088 thousand).

In addition, at March 31, 2007, the Company was contingently liable as guarantor of the following subsidiaries:

Name	Amount of guaranteed debt
JLA INCORPORATED	¥ 675 million ($ 5,717 thousand)
IR Loan Servicing, Inc.	¥ 7,108 million ($ 60,211 thousand)
DC Cash One Ltd.	¥ 80,473 million ($ 681,685 thousand)
EASY BUY Public Company Limited	¥ 57,732 million ($ 489,047 thousand)

Refer to Note 4 for pledged assets.

9. Stock Option Plans

The Company has two stock option plans for the granting of non-transferable options to certain eligible directors and key employees of the Company.

On August 1, 2001, options were granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 per share. The option price was adjusted to ¥10,628 per share due to the issuance of new shares of common stock to Mitsubishi Tokyo Financial Group, Inc. (currently, Mitsubishi UFJ Financial Group, Inc.) on April 20, 2004. The options were exercisable beginning on July 1, 2003. To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying non-consolidated balance sheets as of March 31, 2007 and 2006.

On August 1, 2003, options were granted for terms of five years to purchase the aggregate of 352,400 shares of common stock of the Company at ¥4,959 per share. The option price was adjusted to ¥4,931 per share due to the same reason above. The options were exercisable beginning on July 1, 2005.

The changes in numbers of stock options expressed in shares of common stock were summarized as follows:

	Shares	
	Plan 2001	Plan 2003
Balance as of March 31, 2004	322,400	345,400
Exercised	(0)	—
Expired on retirement	(6,200)	(5,400)
Balance as of March 31, 2005	316,200	340,000
Exercised	(0)	(206,990)
Expired on retirement	(7,800)	(3,000)
Balance as of March 31, 2006	308,400	130,010
Exercised	—	(4,300)
Expired on retirement	(4,600)	(1,600)
Balance as of March 31, 2007	303,800	124,110

10. Loss on Business Restructuring

A loss of ¥17,997 million ($152,452 thousand) for the year ended March 31, 2007 mainly consisted of the extraordinary payment of employees' retirement benefits for voluntary retirement and loss on closures/relocations of operation sites.

11. Loss on Revaluation of Investment in Securities

A loss of ¥14,784 million ($125,235 thousand) for the year ended March 31, 2007 mainly consisted of the impairment losses with respect to other securities for which market value was available.

12. Impairment of Fixed Assets

The Company determined each operation center of loan businesses, installment sale finance businesses and other financial services as the smallest cash-generating group to which the assets belonged. Also, each asset to be disposed of was determined as the smallest cash-generating group of assets. The head office of the Company and the welfare facilities for employees independent of cash-generating were considered to be corporate assets.

Impairment loss for assets to be disposed of was recognized because the carrying amount of these assets exceeded the net selling value. Impairment loss was measured as the amount by which the carrying amount of the assets exceeded its recoverable amount, the net selling value estimated by real estate appraisers.

Impairment loss for the year ended March 31, 2007 amounted to ¥1 million ($8 thousand) for land, ¥6 million ($50 thousand) for buildings and structures and ¥0 million ($0 thousand) for equipment. Impairment loss for the year ended March 31, 2006 amounted to ¥0 million for land and ¥3 million for buildings and structures. Impairment loss for the year ended March 31, 2005 amounted to ¥945 million for land, ¥94 million for buildings and structures and ¥54 million for intangible assets.

13. Subsequent Events

(1) Appropriations of retained earnings

The following appropriations of retained earnings, which have not been reflected in the accompanying non-consolidated financial statements for the year ended March 31, 2007, were approved at a shareholders' meeting held on June 27, 2007:

	Millions of Yen
Cash dividends (¥30.00 = US$0.25)	¥4,715

(2) Reduction in lending interest rates

On May 10, 2007, the board of directors of the Company approved the reduction of effective annual interest rates for unsecured consumer loans; the new rates range from 12.000% to 18.000% per annum, while the existing rates range from 13.140% to 27.375%. The new rates are applicable to new customers who enter loan contracts on or after June 18, 2007. These rates are also applicable to existing customers who meet the new credit screening criteria established by the Company.

(3) Corporate split-up for installment finance business

On December 15, 2006, the Company announced it would combine its installment sales finance business and JCK CREDIT CO., LTD. ("JCK," which changed its name to AFRESH CREDIT CO., LTD. as of April 1, 2007), a wholly-owned subsidiary specializing in installment sales financing, as of April 1, 2007 in order to lower business operation costs and to strengthen sales promotion activities for the group businesses, by splitting up its installment sales finance business and then merging it into JCK. The contract for the split-up and merger was entered into on February 15, 2007 between the Company and JCK. The split-up and merger was to become effective as of April 1, 2007.

This transaction is accounted for under the method similar to the pooling of interests method, applicable to transactions under common control, in accordance with "Accounting for Business Combinations" and "Accounting Standard for Business Divestitures," together with the related Guidance, and, as such, the assets and liabilities of the installment sales finance business of the Company were transferred to JCK at book value. No stock was issued in connection with this transaction as permitted under the Corporate Law of Japan.

"Fees from installment sales finance business" included in the accompanying non-consolidated statement of operations for the year ended March 31, 2007 were ¥3,492 million ($29,580 thousand).

Report of Independent Auditors on the Non-Consolidated Financial Statements

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
ACOM CO., LTD.

We have audited the accompanying non-consolidated balance sheets of ACOM CO., LTD. as of March 31, 2007 and 2006, and the related non-consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of ACOM CO., LTD. at March 31, 2007 and 2006, and the non-consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 27, 2007

A MEMBER OF ERNST & YOUNG GLOBAL

The ACOM Group

Consolidated Subsidiaries

DC Cash One Ltd. Nihonbashi Plaza Bldg. 3-4, Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan Telephone: (03) 5299-6625	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Unsecured loan business and guarantee business Aug. 2001 ¥14,341 million 54.73% ¥15,399 million
JCK CREDIT CO., LTD.[*1 and 2] ACOM Iidabashi Bldg. 10-10, Iidabashi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03)3221-9904	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Installment sales finance business Nov. 1971 ¥500 million 100.00% ¥1,297 million
IR Loan Servicing, Inc. Trusty Koujimachi Bldg. 4, Koujimachi 3-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 5215-6511	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Loan servicing business Jun. 2000 ¥520 million 80.00% ¥13,939 million
RELATES CO., LTD. Tokyo Dia Building No.3 28-25, Shinkawa 1-chome, Chuo-ku, Tokyo, Japan Telephone: (03) 3523-6641	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Entrusted call center functions business from banks Mar. 1998 ¥300 million 100.00% ¥1,441 million
AC Ventures Co., Ltd. ACOM Shinbashi Renga-dori Bldg. 14-4, Shinbashi 2-chome, Minato-ku, Tokyo, Japan Telephone: (03) 3597-8222	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Development, investment, promotion and support of venture companies Apr. 1996 ¥100 million 100.00% ¥517 million
ACOM RENTAL CO., LTD. ACOM Shinbashi Bldg. 11-1, Shinbashi 3-chome, Minato-ku, Tokyo, Japan Telephone: (03) 5401-0044	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Comprehensive rental business Oct. 1999 ¥320 million 100.00% ¥4,512 million
JLA INCORPORATED[*3 and 4] Osaka Ekimae Dai 4 Bldg. 11-4, Umeda 1-chome, Kita-ku, Osaka, Japan Telephone: (06) 6347-1281	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Advertising agency, interior design and construction of service outlets May 1972 ¥45 million 100.00% ¥15,583 million
ACOM ESTATE CO., LTD.[*4] ACOM Iidabashi Bldg. 10-10, Iidabashi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-6950	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Real estate management business Mar. 1996 ¥7,540 million 100.00% ¥1,332 million

ABS CO., LTD.[*4] Wizem Bldg, 3-8, Ueno 3-chome, Taito-ku, Tokyo, Japan Telephone: (03) 3834-9215	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Maintenance of buildings and other properties Oct. 1997 ¥30 million 0.0% (100.0%) [*5] ¥1,655 million
A B PARTNER CO., LTD.[*6] ACOM Fujimi Bldg. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3234-9301	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Entrusted back-office (clerical work) services and insurance agency business Nov. 2000 ¥300 million 95.00% ¥4,156 million
EASY BUY Public Company Limited 11th, 13th Floor, Ramaland Building 952 Rama IV Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Hire purchase and unsecured loan business in Thailand Sep. 1996 THB 200 million 49.00% [*7] THB 5,255 million [*8]
ACOM FUNDING CO., LTD.[*9] M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Financial services for ACOM (Special Purpose Company) Jul. 2002 US$1,000 100.00% ¥2 million [*8]
ACOM (U.S.A.) INC. 229 South State Street, Dover, Kent County DE, U.S.A.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	– [*10] Dec. 1986 US$34 million 100.00% – [*8]

Equity-Method Affiliate

DC Card Co., Ltd.[*11] Shibuya Mitsubishi Bldg. 3-2, Dougenzaka 1-chome, Shibuya-ku, Tokyo, Japan Telephone: (03) 3464-6611	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY06 Operating Income:	Credit card, loan, loan guarantee, and contraction for automated fund transfer, etc. Dec. 1967 ¥7,600 million 20.33% ¥99,864 million

*Notes:
1. JCK CREDIT CO., LTD. abolished its unsecured loan business on January 17, 2007 and merged AJAST Ltd. on February 1, 2007.
2. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD. succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.
3. JLA INCORPORATED abolished its advertising agency business on March 31, 2007.
4. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD. and changed its corporate name into JLA INCORPORATED on April 1, 2007.
5. Figures in parentheses indicate indirect ownership by ACOM CO., LTD.
6. A B PARTNER CO., LTD. started insurance agency business including clerical services on October 2, 2006.
7. The Company treated any entity deemed as being substantially controlled by the Company as a consolidated subsidiary, even if it is less-than-majority owned.
8. Year ended December 2006.
9. ACOM FUNDING CO., LTD. was liquidized on March 20, 2007.
10. ACOM (U.S.A.) INC. suspended its operation, therefore, summaries of its business are omitted.
11. Due to the merger with UFJ NICOS Co., Ltd. as of April 1, 2007, DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.

Organization Chart

As of April 1, 2007


General Meeting of Shareholders
Board of Directors
Compliance Committee
President
Executive Officers Meeting
Board of Statutory Auditors
Statutory Auditors
Credit Business Promotion Division
Credit Supervision Division
Corporate Planning Dept.
Overseas Business Development Dept.
Treasury Dept.
Credit Marketing Dept.
Advertising Dept.
Business Process Planning Dept.
System Development & Administration Dept.
Credit Business Branch Operations Dept.
ACM Operation Dept.
Call Center Dept.
Credit Counseling Dept.
Affinity Card Promotion Dept.
Credit Business Management Dept.
Compliance for Credit Business Promotion Office
Guarantee Business Dept.
Customer Relations Dept.
Public Relations Dept.
Human Resources Dept.
General Affairs Dept.
Credit Supervision Dept. I
Credit Supervision Dept. II
Compliance for Credit Supervision Office
Credit Administration Dept.
Corporate Management Dept.
Internal Audit Dept.
Compliance Dept.
Employment Counseling Office
Statutory Auditor's Office
Business Partnership Systems Development Office
Branches
Service Center
Call Center
Counseling Center
Credit Guarantees Center
Customer Support Center
Card Business Service Center
Customer Counseling Center
Investor Relations Office
Human Resources Development Office
Executive Secretariat
Legal Office

Corporate Data

As of March 31, 2007

Company Name:	ACOM CO., LTD.
Incorporated:	October 23, 1978
Established:	April 2, 1936
Paid-in Capital:	¥63,832 million
Business Outline:	Loan, Credit Card, Installment Sales Finance, and Loan Gua
Number of Employees:	2,956
Head Office:	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8307, Japan
Independent Auditors:	Ernst & Young ShinNihon

For Further Information, Please Contact:

Investor Relations Office

Meiji Yasuda Seimei Bldg.(8th Floor), 1-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8307, Japan
[illegible]

acom

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